FINANCIAL STATEMENTS

European Bank
for Reconstruction and Development

The EBRD is an international financial institution that supports projects from central Europe to central Asia. Investing primarily in private sector clients whose needs cannot be fully met by the market, the Bank fosters transition towards open and democratic market economies. In its operations the EBRD follows the highest standards of corporate governance and sustainable development.

About this report

The *Financial Statements 2008* include the approved and audited financial statements required to be submitted under Article 27 of the Agreement Establishing the European Bank for Reconstruction and Development and Section 13 of its By-Laws. It also contains a separate statement on the Special Funds resources, in accordance with Article 10 of the Agreement Establishing the Bank.

Contents

Highlights

Financial results 2004-08

(€ million)	**2008**	2007	2006	2005	2004
Realised profit for the year before impairment	**849**	973	1,691	945	356
Unrealised (losses)/gains on equity investments	**(1,092)**	773	754	375	126
Impairment (charge)/credit	**(720)**	210	(42)	196	(85)
Fair value movement on non-qualifying and ineffective hedges	**361**	(72)	(14)	6	5
Net (loss)/profit for the year before transfers of net income approved by the Board of Governors	**(602)**	1,884	2,389	1,522	402
Transfers of net income approved by the Board of Governors	**(115)**	–	–	–	–
Net (loss)/profit for the year after transfers of net income approved by the Board of Governors	**(717)**	1,884	2,389	1,522	402
Paid-in capital	**5,198**	5,198	5,198	5,197	5,197
Reserves and retained earnings	**6,552**	8,676	6,974	4,684	1,686
Total members' equity	**11,750**	13,874	12,172	9,881	6,883

Annual investments 2004-08

	2008	2007	2006	2005	2004	Cumulative 1991-2008
Number of projects [1]	**302**	353	301	276	265	2,587[3]
- Stand-alone projects	***161***	*187*	*167*	*156*	*141*	*1,684*
- Investments under frameworks	***141***	*166*	*134*	*120*	*124*	*903*
EBRD commitments (€ million) [2]	**5,087**	5,583	4,936	4,277	4,133	41,709
Resources mobilised (€ million) [2]	**8,372**	8,617	7,645	5,846	8,835	93,002
Total project value (€ million) [2]	**12,889**	13,809	12,014	9,784	12,986	134,790

[1] An operation that is not linked to a framework and involves only one client is referred to as a stand-alone project. Operations extended to a number of clients (for example, credit lines to banks) have a framework which represents the overall amount approved by the Board. Investments under frameworks represent the commitment to individual clients.

[2] The calculation of "Resources mobilised" and "Total project value" has been refined to exclude amounts relating to facilities where the original commitment was made in a previous year to ensure the finance is counted only once, whereas "EBRD commitments" include incremental EBRD finance on existing operations.

[3] Following the implementation of a new equity system in 2008 the Bank consolidated its equity managed funds from investments under frameworks to stand-alone operations. The impact was to reduce investments under frameworks by approximately 195 operations and increase stand-alone operations by approximately 19.

Financial results

The EBRD recorded a net loss of €602 million for 2008 before transfers of net income approved by the Board of Governors, compared with a net profit of €1.9 billion for 2007. During the year, the global financial crisis resulted in extremely volatile financial markets, with equity markets particularly affected. The fall in equity markets across its region has had a significant impact on the Bank's share investment portfolio. As a result, net unrealised losses and impairment charges of €1.6 billion due to a decrease in the fair value of the Bank's share investments were recorded in the Bank's income statement. Excluding these losses and other unrealised amounts, the Bank recorded a net realised profit before impairment of €849 million for 2008, compared with €973 million in 2007 on an equivalent basis.

A reconciliation of the realised profit before impairment and the financial accounting net loss for the year is shown below.

Reconciliation of financial accounting net loss

		2008 € million		2007 € million
Realised profit before impairment		**849**		973
Unrealised (losses)/gains on FVTPL share investments and equity derivatives	**(1,092)**		773	
Impairment (charge)/release on AFS investments	**(488)**		9	
Provisions for impairment of loan investments	**(232)**		201	
Fair value movement on non-qualifying and ineffective hedges	**361**		(72)	
		(1,451)		911
Financial accounting net (loss)/profit before transfers of net income		**(602)**		1,884

Note: FVTPL – fair value through profit or loss, AFS – available-for-sale.

Of the €1.6 billion charge to the income statement above, €1.1 billion of net unrealised losses (2007: net gains of €773 million) were recorded in relation to the Bank's associate share investments and equity derivatives. This mainly reflected a reversal of unrealised gains recognised in previous years. In addition, a net impairment charge of €485 million was recorded in relation to the Bank's non-associate share investments, compared with a net credit of €11 million in 2007.

Additional impairments were recognised in the income statement during the year in relation to the Bank's loan investments, including a charge of €105 million against the Banking loan portfolio. This was mainly due to an increase in portfolio provisions as a result of net disbursements and project downgrades during the year and reflected the impact of the financial crisis on the Bank's countries of operations. This compared with a net credit of €201 million in 2007, which was due to an update of the Bank's provisioning model during that year. In addition, there was a charge of €130 million due to the impairment of Treasury investments (2007: €2 million).

These unrealised equity losses and net impairment charges in the income statement were partially offset by a net credit of €361 million for 2008 (2007: net charge of €72 million) in relation to the fair value movement on non-qualifying and ineffective hedges. This included a gain of €227 million in relation to hedging the return on the Bank's capital in future years.

The Bank's reserves decreased by €2.1 billion during the year to €6.6 billion (2007: €8.7 billion). This decrease was mainly due to a reduction in the fair value of the Bank's share investments of €3.1 billion during the year. Share investments in the Banking sector were particularly affected by the volatility in global equity markets, and contributed €2.1 billion to the decrease. This was partially offset by the net realised profit before impairment of €849 million. Notwithstanding the significant decrease in the fair value of the Bank's share investments during the year, the fair value of the Bank's overall equity portfolio exceeded equity operating assets by €455 million at 31 December 2008.

Despite the impact of the financial crisis, the Bank maintained its extremely strong capital position during the year, with members' equity and callable capital totalling €26.3 billion at 31 December 2008 (2007: €28.5 billion). This compared with Banking risk assets of €15.3 billion at the end of the year (2007: €15.6 billion). Treasury assets of €13.9 billion at 31 December 2008 were of a high credit quality, with 97 per cent of Treasury transactions being of investment grade quality[1] (2007: €14.7 billion and 97 per cent). The Bank continues to be able to borrow at favourable rates, demonstrates high levels of liquidity and enjoys the strong support of its shareholders.

The performance of the Bank's two operating segments, Banking and Treasury, is discussed below.

[1] Equivalent to, or above, an external rating of BBB-/Baa3/BBB- in line with Standard & Poor's/Moody's/Fitch ratings.

Banking operations

Annual business volume and portfolio

Reported annual business volume[2] amounted to €5.1 billion in 2008 and comprised 302 projects (2007: €5.6 billion, 353 projects). The private sector share of business volume was 84 per cent (2007: 86 per cent). The decline in annual business volume from 2007 levels was mainly due to the impact of the financial crisis on the timing of signing of projects during the fourth quarter of 2008. Annual business volume included €76 million of restructured operations (2007: €52 million). Reflecting the strategic focus on the early transition countries (ETCs) and the Western Balkans, activity levels were strong in these countries with volume up on 2007 levels. The Bank signed over 100 transactions in ETCs with a business volume of €586 million, an increase of 14 per cent from €515 million in 2007. In the Western Balkans, business volume rose by 16 per cent from €461 million in 2007 to €534 million in 2008. The active implementation of the Bank's Sustainable Energy Initiative resulted in sustainable energy investments reaching close to €1 billion, comprising 20 per cent of the Bank's business volume in 2008.

Net cumulative business volume reached €41.7 billion by the end of 2008 (2007: €36.9 billion). Including co-financing and third-party finance, this amounted to a total project value of €134.8 billion (2007: €116.9 billion). The Bank's portfolio grew from €19.4 billion at the end of 2007 to €21.5 billion at the end of 2008. Reflows were lower than in 2007 reflecting market conditions, particularly in terms of lower prepayments. Lower reflows combined with annual business volume resulted in portfolio growth of 11 per cent during 2008 compared with 10 per cent in 2007. The portfolio growth rate was also influenced by the strengthening of the US dollar relative to the euro by 4 per cent reaching a year-end rate of €/$ 1.41, compared with €/$ 1.47 at the end of 2007.

The Board approved 152 projects in 2008.[3] These consisted of approvals for loans, guarantees and share investments by the Bank totalling €5.2 billion, compared with 187 approvals[4] totalling €5.4 billion in 2007. At the end of 2008, cumulative Board approvals, net of cancellations, totalled €46.0 billion (2007: €40.8 billion).

Gross disbursements[5] reached a record €5.0 billion in 2008, a 22 per cent increase on the 2007 level of €4.1 billion. Operating assets amounted to €15.3 billion (2007: €15.6 billion), comprising €10.9 billion of disbursed outstanding loans (2007: €9.0 billion) and €4.4 billion of disbursed outstanding share investments at fair value (2007: €6.6 billion).

The Bank attracted additional co-financing funds of €2.4 billion in 2008 (2007: €4.2 billion). The decline in co-financing from 2007 levels was mainly due to the decline in syndicated loan levels, the postponement of projects and the reassessment of their financing structure in the context of the financial and economic crisis. The Bank mobilised €1.9 billion from private co-financiers (2007: €3.2 billion), €118 million from official co-financing (2007: €441 million) and €365 million from international financial institutions (IFIs) (2007: €506 million). In addition, the Bank's activities continued to be strongly supported by donor funding, including the Special Funds programme and the technical and investment cooperation funds.

Financial performance

Banking operations recorded a net loss after the full allocation of expenses, provisions and the return on net paid-in capital of €862 million for 2008, compared with a net profit of €1.9 billion in 2007. The principal factors contributing to this result were unrealised equity losses, equity impairment and loan portfolio provisions as a result of the financial crisis. This is further detailed under the "Financial results" section above.

The contribution from share investments to the Bank's income statement is expected to continue to show significant variability from year to year, given its dependence on the timing of share investment exits and the volatility of equity markets. Share investment exits are mainly linked to the completion of the Bank's transition role in the specific operation and the opportunity, in the market or otherwise, to sell its holding. The volatility of the equity markets is expected to result in further variability in the fair value of the Bank's share investments.

[2] The flow of commitments made by the Bank in the year, less cancellations or sales of such commitments within the same time period.

[3] Excluding sub-operations of framework projects.

[4] Restated to exclude sub-frameworks of the MCFF (Medium-Sized Loan Co-Financing Facility).

[5] Gross disbursements include only first cycle disbursements up to the value of the commitment for revolving loan facilities.

Treasury operations

Portfolio

The value of assets under Treasury management at 31 December 2008 was €13.9 billion (2007: €14.7 billion). This comprised €9.4 billion of debt securities (2007: €8.4 billion), of which €5.7 billion was reclassified to the accounting category "loans and receivables" during the year. Under an amendment to International Accounting Standards (IAS) 39 introduced in October 2008, the Bank was permitted to reclassify financial assets that would meet the definition of loans and receivables and take them out of the available-for-sale category if the Bank had, at the date of reclassification, the intention and the ability to hold these financial assets for the foreseeable future or until maturity. In addition, the portfolio also comprised €3.3 billion of placements with credit institutions (2007: €4.5 billion) and €1.2 billion of collateralised placements (2007: €1.8 billion).

At the end of 2008, €445 million (2007: €432 million) of Treasury assets were managed by a total of six external asset managers in a US dollar-denominated mortgage-backed securities programme. The programme was established to obtain specialised services and investment techniques and to establish third-party performance benchmarks. These independent managers are required to comply with the same investment guidelines that the Bank applies to its internally managed funds. In the first quarter of 2008 a second external programme focused on euro-denominated interest rate trading was terminated. At the end of 2007, €14 million was invested in this programme.[6]

Financial performance

Treasury operations reported an operating loss of €101 million in 2008 after the full allocation of expenses and the return on net paid-in capital but before the fair value movement on non-qualifying and ineffective hedges. This compared with an operating profit of €66 million on an equivalent basis for 2007. A credit of €361 million was recognised in 2008 on the fair value movement on non-qualifying and ineffective hedges (2007: charge of €72 million). This profit was principally due to a gain of €227 million achieved on a hedge strategy to "lock in" the interest rates that the Bank earns on the investment of its capital through to the end of 2010.

An additional gain of €134 million (2007: loss €72 million) arose on the Bank's management of interest rate risk arising on existing asset and liability positions within its balance sheet. The Bank applies hedge accounting rules to one-to-one hedge relationships. Perfect hedge correlation would imply nil gains or losses. However, a number of hedge relationships failed the accounting tests of strong correlation in the second half of the year due to volatility in pricing parameters, particularly the "basis swap spread". This has an impact on the correlation in valuations between cross-currency swaps, to which the spread applies, and the underlying hedged instruments, to which it does not. These failed hedges contributed a gain of €162 million in the year (2007: loss of €66 million). In addition, portfolio hedging of interest rate risk, for which the Bank does not apply hedge accounting, contributed a loss of €28 million (2007: loss of €6 million).

After the €361 million profit for the fair value movement on non-qualifying and ineffective hedges, Treasury operations recorded a net profit for the year of €260 million (2007: net loss of €6 million).

Capital

Paid-in capital totalled €5.2 billion at 31 December 2008 and at 31 December 2007. The number of the Bank's subscribed shares stood at almost 2 million with a value of €19.8 billion. Paid-in capital receivable has been stated at its present value on the balance sheet to reflect future receipt by instalments.

The amount of overdue cash and promissory notes to be deposited totalled €16 million at the end of 2008 (2007: €16 million). A further €1 million of encashments of deposited promissory notes was also overdue (2007: €5 million).

[6] In this programme managers were assigned notional amounts for interest rate positioning. At the end of 2007 the notional value of the programme was €302 million.

Reserves

The Bank's reserves decreased from €8.7 billion at the end of 2007 to €6.6 billion at the end of 2008, primarily reflecting the decrease in fair value of the Bank's share investment portfolio during the year.

Unrestricted general reserves decreased by €259 million during the year (2007: increase of €1.1 billion). This mainly reflected a decrease in fair value of some Banking and Treasury investments below cost and an increase in amounts set aside in relation to the loan loss reserve. These items more than offset the net realised profit before impairment of €849 million for the year.

At the 2008 Annual Meeting, the Board of Governors approved the allocation of the Bank's 2007 net income of €1.1 billion. This included an allocation to the strategic reserve of €830 million that was made in May 2008. In June 2008, €115 million was paid to the EBRD Shareholder Special Fund. This has been reflected in the Bank's income statement for financial reporting purposes below the net profit figure. A further grant of €135 million will be made in relation to the Specialised State Enterprise Chernobyl Nuclear Power Plant (SSE ChNPP); this is currently recorded in reserves and will be reflected in the income statement for financial reporting purposes below net profit when the grant agreement is signed.

Expenses

The Bank continues to focus on budgetary discipline, effective cost controls and a proactive cost-recovery programme. The Bank's general administrative expenses for 2008, including depreciation and amortisation, were €243 million (2007: €251 million). General administrative expenses in euro decreased in 2008 due to foreign exchange movements. Sterling general administrative expenses for 2008, including depreciation and amortisation, totalled £196 million (2007: £175 million).

Outlook for 2009

In 2008, the financial crisis had a significant impact on the Bank's results and on the fair value of its equity portfolio in particular, mainly as a result of volatility in the financial markets. For 2009, the full impact of the global slowdown may start to be felt within specific businesses, due to the deepening recession in the developed world and a slowing in economic activity in the Bank's region.

The Bank's results are therefore vulnerable to changes in the economic environment and in the financial markets. The volatility of local equity markets will continue to have a significant influence on the Bank's financial performance, causing fluctuations in the Bank's income statement and reserves from movements in the fair value of the Bank's share investments. The further deterioration in the economic environment in the Bank's region may also lead to more specific credit losses within the Bank's loan portfolio.

G-20 members have confirmed the critical and counter-cyclical role of Multilateral Development Banks (MDBs), including the EBRD, in providing solutions in the form of investments to counter and mitigate the effects of the financial crisis. The Bank remains the single largest investor in its region; in December 2008 the Bank adopted a crisis response package, targeting investments of €7.0 billion for 2009, 20 per cent higher than originally planned. The Bank's response is particularly aimed at supporting the banking sectors in the countries where it invests and ensuring that financing flows continue, in particular to small and medium sized enterprises. The Bank will also extend its support to the broader corporate sector. In addition, the Bank has intensified its engagement with its existing clients and is working together with governments in the countries where it invests and in close cooperation with other MDBs.

Additional reporting and disclosures

Corporate governance

The Bank is committed to the highest standards of corporate governance. Responsibilities and related controls throughout the Bank are properly defined and delineated. Transparency and accountability are integral elements of its corporate governance framework. This structure is further supported by a system of reporting, with information appropriately tailored for, and disseminated to, each level of responsibility within the Bank to enable the system of checks and balances on the Bank's activities to function effectively.

The Bank's governing constitution is the Agreement Establishing the Bank ("the Agreement"), which states that the institution will have a Board of Governors, a Board of Directors, a President, Vice Presidents, officers and staff.

Board of Governors
All the powers of the Bank are vested in the Board of Governors, which represents the Bank's 63 shareholders. With the exception of certain reserved powers, the Board of Governors has delegated the exercise of its powers to the Board of Directors, while retaining overall authority.

Board of Directors
The Board of Directors comprises 23 Directors and is chaired by the President. Each Director represents one or more shareholders. Subject to the Board of Governors' overall authority, the Board of Directors is responsible for the direction of the Bank's general operations and policies. It exercises the powers expressly assigned to it by the Agreement and those powers delegated to it by the Board of Governors.

Board Committees
The Board of Directors has established three Board Committees to assist with its work:

The **Audit Committee** assists the Board of Directors in fulfilling its responsibilities in relation to the following:

- the integrity of the Bank's financial statements and its accounting, financial reporting and disclosure policies and practices
- the soundness of the Bank's systems of internal controls that management has established regarding finance and accounting matters and their effective implementation
- the status, the ability to perform duties independently and the performance of the Bank's compliance, internal audit, evaluation and risk management functions
- the independence, qualifications and performance of the Bank's external auditor
- any other responsibilities that the Board may assign to the Committee from time to time.

The **Budget and Administrative Affairs Committee** assists the Board of Directors in fulfilling its responsibilities in relation to the following:

- the budgetary, staff and administrative resources of the Bank
- efficiency, cost control and budgetary prudence
- the Bank's Human Resources policies
- specific responsibilities in relation to Governors, the President, Vice Presidents and Directors of the Bank
- policies relating to governance and ethics
- the Bank's administrative arrangements
- other responsibilities within its remit.

The **Financial and Operations Policies Committee** assists the Board of Directors in fulfilling its responsibilities in relation to the following:

- the Bank's financial policies
- the Bank's Treasury operations, liquidity policy and borrowing programme
- the Bank's operational policies
- the Bank's strategic portfolio management within the framework of the Medium Term Strategy
- transparency and accountability of the Bank's operations within the framework of the Public Information Policy and the Independent Recourse Mechanism
- other responsibilities within its remit.

The composition of these committees during 2008 is detailed in the separate Review section of the Annual Report. The detailed terms of reference of the Board Committees are available on the Bank's web site.

The President
The President is elected by the Board of Governors. He is the legal representative of the Bank and is chief of the staff of the Bank. Under the direction of the Board of Directors, the President conducts the day-to-day business of the Bank.

The President chairs the Bank's Executive Committee, which also includes the Vice Presidents and other members of the Bank's senior management.

Executive Committee
The Executive Committee reviews and approves the Bank's strategies, policies, administrative decisions and financial and operational reporting, in final authority or for submission to the Board, as the case may be.

Other management committees
The President and the Executive Committee have established other committees, the most important of which are the Operations Committee (project approval), Technical Cooperation Committee, Equity Committee, Equity Valuation Review

Committee, Treasury Exposure Committee, Procurement and Contracting Committee, Purchasing Review Committee, Information and Technology Governance Committee, and Strategic Human Resources Committee.

EBRD Codes of Conduct
The Codes of Conduct for Officials of the Board of Directors and for Bank Personnel and Experts, approved in May 2006, articulate the values, duties and obligations, as well as the ethical standards that the Bank expects of its officials and staff. The Bank has established robust compliance enforcement mechanisms and detailed procedures for investigating allegations of suspected misconduct. The Codes of Conduct also affirm the Bank's commitment to protect whistleblowers.

Compliance
The Bank has an independent Office of the Chief Compliance Officer (OCCO), which is headed by a Chief Compliance Officer (CCO) reporting directly to the President, and annually, or as necessary, to the Audit Committee. The OCCO is mandated to promote good governance and ethical behaviour throughout all of the activities of the Bank in accordance with international best practice and to protect the integrity and reputation of the Bank. The responsibilities of the OCCO include dealing with issues of integrity due diligence, confidentiality, conflicts of interest, corporate governance, ethics, anti-money-laundering, counter-terrorist financing and the prevention of fraudulent and corrupt practices. The OCCO is responsible for investigating allegations of fraud, corruption and misconduct. It also trains and advises, as necessary, the Bank's nominee directors who are appointed to companies in which the Bank holds an equity interest. Financial and integrity due diligence are integrated into the Bank's normal approval of new business and the review of its existing transactions. The Bank publishes the OCCO's anti-corruption report on its web site.

Moreover, the OCCO has the specific responsibility for administering the Bank's Independent Recourse Mechanism which enhances the Bank's accountability by assessing and reviewing complaints about Bank-financed projects and providing, where warranted, a determination as to whether the Bank is in compliance with its relevant policies in a particular operation. The CCO can be dismissed by the President only in accordance with guidance given by the Board in an Executive session.

Reporting
The Bank's corporate governance structure is supported by appropriate financial and management reporting. The Bank has a functioning mechanism to be able to certify in the *Financial Statements 2008* as to the effectiveness of internal controls over external financial reporting, using the Committee of Sponsoring Organisations of the Treadway Commission internal control framework. This annual certification statement is signed by the President and Vice President, Finance and is subject to a review and an attestation by the Bank's external auditors. In addition, the Bank has a comprehensive system of reporting to its Board of Directors and its committees. This includes reporting on the activities of the Evaluation Department and the Internal Audit to the Audit Committee.

Operational risk
The Bank defines operational risk as all aspects of risk-related exposure other than those falling within the scope of credit, market and liquidity risk. This includes the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events and reputational risk. Examples include:

- errors or failures in transaction support systems and inadequate disaster recovery planning, including errors in the mathematical formulae of pricing or hedging models, or in the computation of the fair value of transactions
- external events
- damage to the Bank's name and reputation, either directly by adverse comments or indirectly
- errors or omissions in the processing and settlement of transactions, whether in the areas of execution, booking or settlement or due to inadequate legal documentation
- errors in the reporting of financial results or failures in controls, such as unidentified limit excesses or unauthorised trading/trading outside policies
- dependency on a limited number of key personnel, inadequate or insufficient staff training or skill levels.

The Bank has a low tolerance for material losses arising from operational risk exposures. Where material operational risks are identified (that is, those that may lead to material loss if not mitigated), appropriate mitigation and control measures are put in place after a careful weighing of the risk/return trade off. Maintaining the Bank's reputation is of paramount importance and reputational risk has therefore been included in the Bank's definition of operational risk. The Bank will always take all reasonable and practical steps to safeguard its reputation.

Within the Bank, there are policies and procedures in place covering all significant aspects of operational risk. These include first and foremost the Bank's high standards of business ethics and its established system of internal controls, checks and balances and segregation of duties. These are supplemented with:

- the Bank's Codes of Conduct
- disaster recovery/contingency planning
- the Public Information Policy
- client and project integrity due diligence procedures, including anti-money-laundering measures
- procedures for reporting and investigating suspected staff misconduct, including fraud
- the information security framework
- procurement and purchasing policies, including the detection of corrupt practices in procurement.

Responsibility for developing the operational risk framework and for monitoring its implementation resides within the Risk Management Vice Presidency. Risk Management is responsible for the overall framework and structure to support line managers who control and manage operational risk as part of their day-to-day activities. Risk Management drafts proposals for discussion and review to the Operational Risk Management Group, which implements the operational risk management policies and techniques throughout the Bank.

External auditors

The external auditors are appointed by the Board, on the recommendation of the President, for a four-year term. No firm of auditors can serve for more than two consecutive four-year terms. In relation to the 2008 audit, the Bank's auditors, PricewaterhouseCoopers LLP, are in the second year of their second term. The external auditors perform an annual audit to enable them to express an opinion on whether the financial statements present fairly the financial position and the profit of the Bank in accordance with International Financial Reporting Standards. In addition, the external auditors review and offer their opinion on management's assertion as to the effectiveness of internal controls over financial reporting. This opinion is given as a separate report to the audit opinion. At the conclusion of their annual audit, the external auditors prepare a management letter for the Board of Directors, setting out the external auditors' views and management's responses on the effectiveness and efficiency of internal controls and other matters. This letter is reviewed in detail and discussed with the Audit Committee. The performance and independence of the external auditors is subject to review on an annual basis by the Audit Committee.

There are key provisions in the Bank's policy regarding the independence of the external auditors. The external auditors are prohibited from providing non-audit-related services, subject to certain exceptions if it is judged to be in the interest of the Bank and if it is approved by the Audit Committee. However, the external auditors can provide technical cooperation consultancy services relating to client projects.

Compensation policy

The Bank has designed a market-oriented staff compensation policy, within the constraints of the Bank's status as a multilateral institution, to meet the following objectives:

- to be competitive in order to attract and retain high-calibre employees
- to take account of differing levels of responsibility
- to support a climate of constant staff development
- to be sufficiently flexible to respond rapidly to the market
- to motivate and encourage excellent performance.

To help meet these objectives, the Bank's shareholders have agreed that the Bank should use market comparators to evaluate its staff compensation and that salary and bonus should be driven by performance. Market comparators for the Bank are primarily private sector financial institutions in each of its locations plus other IFIs.

The bonus programme allocations are structured to recognise individual and team contributions to the Bank's overall performance. Bonus payments, although an element of the total staff compensation package, represent a limited percentage of base salaries.

EBRD personnel remuneration

All personnel on fixed-term or regular contracts receive a salary, and levels are reviewed on 1 April each year. In addition, professional members of staff are eligible to receive bonus awards depending on the Bank's and individual staff member's performance.

All fixed-term and regular employees, as well as most of the Board of Directors,[7] the President and Vice Presidents, are covered by medical insurance, participate in the Bank's retirement plans and may be eligible to receive a mortgage subsidy. Professional staff hired from abroad may be eligible for Expatriate/Third Country National status and receive, subject to specific conditions, allowances to assist with relocation, accommodation (to defray the cost of renting or purchasing a home) and the education of their children.

[7] Some Directors and Alternates are paid directly by their constituency and do not participate in the Bank's retirement plans and/or other benefits.

There are two retirement plans in operation; both plans provide a lump sum benefit on leaving the Bank or at retirement age, such that there are no further retirement plan obligations to staff once they have left the Bank or reached such age. In the Money Purchase Plan both the Bank and staff contribute to the Plan and members of staff make individual decisions on which funds to invest in. In the Final Salary Plan only the Bank contributes to the Plan and the Bank makes the investment decisions. The rules for the retirement plans are approved by the Board of Directors and are monitored by a Retirement Plan Committee, a Retirement Plan Administration Committee and a Retirement Plan Investment Committee.

The salaries and emoluments of all personnel are subject to an internal tax, applied at rates that vary according to the individual's salary and personal circumstances. Their salaries and emoluments are exempt from national income tax in the United Kingdom.

President and Vice Presidents

The President is elected by the Board of Governors and typically receives a fixed-term contract of four years. His salary and benefits are approved by the Governors. The President is not eligible for bonus awards.

The Vice Presidents are appointed by the Board of Directors on the recommendation of the President and typically have fixed-term contracts of four years. Their salaries and benefits are approved by the Board of Directors. The Vice Presidents are not eligible for bonus awards.

The gross salary, from which internal tax is deducted, for each of these positions is as follows:

	2008 € 000[8]	2007 € 000
President[9]	**377**	428
First Vice President, Banking	**343**	382
Vice President, Finance	**313**	349
Vice President, Risk Management, Human Resources and Nuclear Safety	**313**	349
Vice President, Environment, Procurement and Administration	**286**	319

Board of Directors

Directors are elected by the Board of Governors and typically serve a term of three years. Directors appoint Alternate Directors. The salaries of Directors and Alternate Directors are approved by the Board of Governors. They can participate in the same benefit schemes as staff but are not eligible for bonus awards. Some Directors and Alternates are paid directly by the directorship that they represent. In such cases, the funds that would otherwise be used by the Bank to pay such Directors and Alternates are made available to the directorship to offset other eligible costs to the directorship.

The most recently approved gross salaries, from which internal tax is deducted, for these positions are as follows:

	2008 € 000[8]	2007 € 000
Director	**165**	183
Alternate Director	**137**	152

Senior management

Senior management comprises: members of the Bank's Executive Committee; Business Group Directors; Corporate Directors; the Treasurer; the Director, Risk Management; the Controller; the Director, Human Resources; the Head of Internal Audit and the CCO. This group, excluding the President and Vice Presidents (for whom information is given above), consists of 19 individuals who received gross salaries, from which internal tax is deducted, in the range of €148,000 to €231,000[8] (2007: €162,000 to €253,000) with an average bonus of 32 per cent in 2008 (2007: 33 per cent).

[8] As salaries are paid in sterling, exchange rates have an impact on year-on-year comparisons.

[9] Change of incumbent on 3 July 2008 – figures for 2008 are a combined total for both incumbents across the full year.

Income statement

These financial statements have been approved for issue by the Board of Directors on 24 February 2009.

For the year ended 31 December 2008	Note	Year to 31 December 2008 € million	Year to 31 December 2007 € million
Interest and similar income			
From Banking loans		**668**	594
From fixed-income debt securities and other interest		**632**	699
Interest expense and similar charges		**(633)**	(717)
Net interest income	3	**667**	576
Net fee and commission income	4	**6**	14
Dividend income		**68**	87
Net (losses)/gains from share investments at fair value through profit or loss	5	**(892)**	1,071
Net (losses)/gains from available-for-sale share investments	6	**(265)**	266
Net losses from available-for-sale Treasury assets	7	**(2)**	(1)
Net losses from dealing activities at fair value through profit or loss	8	**(69)**	(8)
Foreign exchange movement		**(1)**	1
Fair value movement on non-qualifying and ineffective hedges	9	**361**	(72)
Provisions for impairment of Banking loan investments	10	**(105)**	201
Provisions for impairment of Treasury loan investments	11	**(127)**	–
General administrative expenses	12	**(227)**	(240)
Depreciation and amortisation	20, 21	**(16)**	(11)
Net (loss)/profit for the year		**(602)**	1,884
Transfers of net income approved by the Board of Governors		**(115)**	–
Net (loss)/profit after transfers of net income approved by the Board of Governors		**(717)**	1,884

Balance sheet

At 31 December 2008	Note	€ million	31 December 2008 € million	€ million	31 December 2007 € million
Assets					
Placements with and advances to credit institutions	13	**3,344**		4,514	
Collateralised placements	14	**1,163**		1,818	
		4,507		6,332	
Debt securities	15				
At fair value through profit or loss		**1,213**		1,501	
Available-for-sale		**1,263**		6,873	
Held-to-maturity		**1,157**		–	
		3,633		8,374	
			8,140		14,706
Other financial assets	16				
Derivative financial instruments		**2,849**		1,961	
Other financial assets		**1,139**		825	
			3,988		2,786
Share investments					
Banking portfolio:	17				
Share investments at fair value through profit or loss		**2,310**		3,469	
Available-for-sale share investments		**2,054**		3,124	
		4,364		6,593	
Treasury portfolio:					
Available-for-sale share investments		**42**		47	
			4,406		6,640
Loan investments					
Banking portfolio:					
Loans	18	**10,930**		8,985	
Less: Provisions for impairment	10	**(227)**		(124)	
		10,703		8,861	
Treasury portfolio:	19				
Loans		**5,811**		–	
Less: Provisions for impairment		**(134)**		–	
		5,677		–	
			16,380		8,861
Intangible assets	20		**48**		39
Property, technology and office equipment	21		**41**		43
Paid-in capital receivable			**44**		100
Total assets			**33,047**		33,175
Liabilities					
Borrowings					
Amounts owed to credit institutions	22	**2,141**		1,462	
Debts evidenced by certificates	23	**16,295**		16,209	
			18,436		17,671
Other financial liabilities	24				
Derivative financial instruments		**1,519**		631	
Other financial liabilities		**1,342**		999	
			2,861		1,630
Total liabilities			**21,297**		19,301
Members' equity					
Subscribed capital	25	**19,794**		19,794	
Callable capital	25	**(14,596)**		(14,596)	
Paid-in capital			**5,198**		5,198
Reserves and retained earnings	26		**6,552**		8,676
Total members' equity			**11,750**		13,874
Total liabilities and members' equity			**33,047**		33,175
Memorandum items					
Undrawn commitments	28		**6,469**		7,117

Pages 16 to 66 are an integral part of these financial statements.

Statement of changes in members' equity

For the year ended 31 December 2008	Subscribed capital € million	Callable capital € million	Strategic reserve € million	Special reserve € million	Loan loss reserve € million	General reserve other reserves € million	General reserve retained earnings € million	Total reserves and retained earnings € million	Total members' equity € million
At 31 December 2006	19,794	(14,596)	–	215	293	2,204	4,262	6,974	12,172
Internal tax for the year	–	–	–	–	–	5	–	5	5
Qualifying fees and commissions	–	–	–	17	–	–	(17)	–	–
Net fair value movement of available-for-sale investments for the year	–	–	–	–	–	(187)	–	(187)	(187)
Reserves transfer	–	–	–	–	11	5	(16)	–	–
Net profit for the year	–	–	–	–	–	–	1,884	1,884	1,884
At 31 December 2007	19,794	(14,596)	–	232	304	2,027	6,113	8,676	13,874
Internal tax for the year	–	–	–	–	–	5	–	5	5
Qualifying fees and commissions	–	–	–	18	–	–	(18)	–	–
Net fair value movement of available-for-sale investments for the year	–	–	–	–	–	(1,412)	–	(1,412)	(1,412)
Reserves transfer	–	–	830	–	101	3	(934)	–	–
Net loss after transfers of net income approved by the Board of Governors	–	–	–	–	–	–	(717)	(717)	(717)
At 31 December 2008	**19,794**	**(14,596)**	**830**	**250**	**405**	**623**	**4,444**	**6,552**	**11,750**

Refer note 26 "Reserves and retained earnings" on page 59 for a further explanation of the Bank's reserves.

Statement of cash flows

For the year ended 31 December 2008	€ million	Year to 31 December 2008 € million	€ million	Year to 31 December 2007 € million
Cash flows from operating activities				
Net (loss)/profit for the year[1]	(717)		1,884	
Adjustments for:				
Interest income	(1,300)		(1,293)	
Interest expenses and similar charges	633		717	
Net deferral of fees and direct costs	47		44	
Internal taxation	5		5	
Realised gains on share investments and equity derivatives	(420)		(553)	
Unrealised losses/(gains) on share investments at fair value through profit or loss	1,092		(773)	
Impairment losses/(recoveries) on available-for-sale share investments	485		(11)	
Realised gains on available-for-sale debt securities	(1)		(1)	
Unrealised (gains)/losses on dealing securities	(102)		12	
Fair value movement on capital receivable and associated hedges	(361)		(5)	
Foreign exchange losses/(gains)	1		(1)	
Depreciation and amortisation	16		11	
Provisions for impairment of debt securities	130		2	
Gross provisions charge/(release) for Banking loan losses	107		(197)	
	(385)		(159)	
Interest income received	1,291		1,245	
Interest expenses and similar charges paid	(609)		(697)	
(Increase)/decrease in operating assets:				
Prepaid expenses	(10)		(4)	
Fair value movement on net Treasury assets	(1,760)		(615)	
Proceeds from repayments of Banking loans	3,236		2,331	
Proceeds from prepayments of Banking loans	169		481	
Funds advanced for Banking loans	(5,304)		(3,932)	
Proceeds from sale of Banking share investments	807		925	
Funds advanced for Banking share investments	(1,212)		(1,080)	
Net placements to credit institutions	(81)		(675)	
(Decrease)/increase in operating liabilities:				
Accrued expenses	(81)		55	
Net cash used in operating activities		(3,939)		(2,125)
Cash flows used in investing activities				
Proceeds from repayments of Treasury loans	637		–	
Purchases of Treasury loans	(924)		–	
Proceeds from sale of available-for-sale debt securities	964		2,227	
Purchases of available-for-sale debt securities	(635)		(2,660)	
Proceeds from sale of held-to-maturity debt securities	474		–	
Purchases of held-to-maturity debt securities	(1,650)		–	
Proceeds from sale of debt securities held at fair value through profit or loss	27		534	
Purchases of debt securities held at fair value through profit or loss	(42)		(420)	
Purchase of intangible assets, property, technology and office equipment	(23)		(44)	
Net cash used in investing activities		(1,172)		(363)
Cash flows from financing activities				
Capital received	59		97	
Issue of debts evidenced by certificates	14,447		11,338	
Redemption of debts evidenced by certificates	(11,979)		(9,267)	
Net cash from financing activities		2,527		2,168
Net decrease in cash and cash equivalents		(2,584)		(320)
Cash and cash equivalents at beginning of the year		3,018		3,338
Cash and cash equivalents at 31 December		434		3,018

Cash and cash equivalents comprise the following amounts with less than three months maturity from the date of acquisition	2008 € million	2007 € million
Placements with and advances to credit institutions	2,575	4,191
Collateralised placements	-	268
Amounts owed to credit institutions	(2,141)	(1,441)
Cash and cash equivalents at 31 December	434	3,018

[1] Operating profit included dividends of €68 million received for the year to 31 December 2008 (2007: €87 million).

Pages 16 to 66 are an integral part of these financial statements.

Accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A. Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement, where they form part of a qualifying hedge relationship, have been accounted for in accordance with hedge accounting rules – see "Derivative financial instruments and hedge accounting" on page 20.
The financial statements have been prepared on a going concern basis. The going concern assessment takes into account the Bank's capital adequacy (see the "Capital management" section on page 45), liquidity (see the "Liquidity risk" section on page 43) and other factors.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Bank's policies. The areas involving a higher degree of judgement or complexity, or areas where judgements and estimates are significant to the financial statements are disclosed in "Critical accounting estimates and judgements" on page 24.

Standards, amendments to published standards and interpretations effective in 2008
In the current year, the Bank has adopted International Financial Reporting Interpretation Committee (IFRIC) 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, which is effective for accounting periods beginning on or after 1 January 2008. It provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The adoption of this interpretation has not had an impact on the Bank's financial statements as it is in line with the Bank's existing policies.

In October 2008 the IASB issued amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures. The amendment to IAS 39 permitted reclassification of non-derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the fair value through profit or loss category in particular circumstances. The amendment also permitted an entity to reclassify a financial asset from the available-for-sale category to the loans and receivables category if the asset would have met the definition of loans and receivables under IAS 39 on the reclassified date (if the financial asset had not been designated as available-for-sale) and if the entity has the intention and ability to hold that financial asset for the foreseeable future. If the decision to reclassify was made prior to 1 November 2008, the amendment could be applied from 1 July 2008.

The Bank opted to reclassify a substantial portion of its available-for-sale debt securities portfolio into the loans and receivables category effective from 1 July 2008, on the basis that the market for those securities had become inactive, and the Bank has the intention and ability to hold the securities for the foreseeable future.

The amendment to IFRS 7 requires full disclosure of the impact of this reclassification – see note 19 on page 53.

Early adoption of standards
No standards were early adopted by the Bank in 2008.

Interpretations effective in 2008 but not relevant to the Bank's operations
The following interpretations to published standards are mandatory for accounting periods beginning on or after 1 January 2008 but they are not relevant to the Bank's operations:

- IFRIC 11, IFRS 2 – Group and Treasury Share Transactions (effective for accounting periods beginning on or after 1 March 2007)
- IFRIC 12, Service Concession Arrangements (effective for accounting periods beginning on or after 1 January 2008).

Standards, amendments to published standards and interpretations that are not yet effective and have not been adopted early by the Bank
The following standards, amendments to published standards and interpretations are mandatory for the Bank's accounting periods beginning on or after 1 January 2009 or later periods, and the Bank has not adopted them early:

- IFRS 8, Operating Segments, is effective for accounting periods beginning on or after 1 January 2009. It replaces IAS 14 and requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker when deciding how to allocate resources and in assessing performance. Financial information is required to be reported on the basis that it is used internally for evaluating operating segment performance

and deciding how to allocate resources to operating segments. The Bank has assessed IFRS 8 and concluded that it is not expected to have an impact on the operating segments of the Bank and that the main additional disclosures will be in relation to the determination and measurement of the Bank's operating segments. The Bank will apply IFRS 8 from its accounting period beginning 1 January 2009.

- IAS 1 (Revised), Presentation of Financial Statements, is effective for accounting periods beginning on or after 1 January 2009. The revised standard requires the separate presentation of changes in equity arising from transactions with owners in their capacity as owners from non-owner changes in equity. The revised standard also requires separate disclosure of other comprehensive income. In addition, where entities restate or reclassify comparative information, they will be required to present a restated balance sheet at the beginning of the comparative period. The Bank will apply IAS 1 (Revised) from its accounting period beginning 1 January 2009. The Bank's initial interpretation is that it will not have a significant impact on its financial statements.

- IAS 27 (Revised), Consolidated and Separate Financial Statements, is effective for accounting periods beginning on or after 1 July 2009. It reduces the alternatives in accounting for subsidiaries in consolidated financial statements and in accounting for subsidiaries in the separate financial statements of a parent, venturer or investor. The standard specifies the circumstances in which an entity must consolidate the financial statements of a subsidiary; the accounting for the changes in the level of ownership interest in a subsidiary; the accounting for the loss of control of a subsidiary; and the information that an entity must disclose to enable users of the financial statements to evaluate the nature of the relationship between the entity and its subsidiary. The Bank will apply IAS 27 (Revised) from its accounting period beginning 1 January 2010. The Bank's initial interpretation is that it will not have a significant impact on its financial statements.

- IAS 32 and IAS 1 (Amendment), Puttable Financial Instruments and Obligations Arising on Liquidation, is effective for accounting periods beginning on or after 1 January 2009. It requires particular types of financial instruments that meet the definition of a financial liability but represent the residual interest in the net assets of the entity to be classified as equity instruments. Financial instruments are classified as equity instruments if they meet the definition of puttable financial instruments, or instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. The Bank will apply IAS 32 and IAS 1 (Amendment) from its accounting period beginning 1 January 2009. The Bank's initial interpretation is that it will not have a significant impact on its financial statements.

- IAS 39 (Amendment), Eligible Hedged Items, is effective for accounting periods beginning on or after 1 July 2009. It clarifies the application of existing principles that determine whether specific risks or portions of cash flows are eligible for designation in a hedging relationship. The Bank will apply IAS 39 (Amendment) from its accounting period beginning 1 January 2010. However, based on its existing hedging relationships, the Bank does not consider that the amendment will have a significant impact on its financial statements.

A number of existing standards were revised by the IASB in May 2008 as part of the IFRS improvements project. The following amendments are relevant to the Bank, but the Bank's initial interpretation is that they will not have a significant impact on its financial statements:

- IFRS 7, Financial Instruments: Disclosures (effective for accounting periods beginning on or after 1 January 2009)
- IAS 1, Presentation of Financial Statements (effective for accounting periods beginning on or after 1 January 2009)
- IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (effective for accounting periods beginning on or after 1 January 2009)
- IAS 10, Events after the Reporting Period (effective for accounting periods beginning on or after 1 January 2009)
- IAS 18, Revenue (effective for accounting periods beginning on or after 1 January 2009)
- IAS 19, Employee Benefits (effective for accounting periods beginning on or after 1 January 2009)
- IAS 23, Borrowing Costs (effective for accounting periods beginning on or after 1 January 2009)
- IAS 27, Consolidated and Separate Financial Statements (effective for accounting periods beginning on or after 1 January 2009)
- IAS 28, Investments in Associates and IAS 31 Interests in Joint Ventures (effective for accounting periods beginning on or after 1 January 2009)
- IAS 34, Interim Financial Reporting (effective for accounting periods beginning on or after 1 January 2009)
- IAS 36, Impairment of Assets (effective for accounting periods beginning on or after 1 January 2009)
- IAS 38, Intangible Assets (effective for accounting periods beginning on or after 1 January 2009)
- IAS 39, Financial Instruments: Recognition and Measurement (effective for accounting periods beginning on or after 1 January 2009).

Standards, amendments to published standards and interpretations that are not yet effective and not relevant to the Bank's operations
The following standards, amendments to published standards and interpretations are mandatory for the Bank's accounting periods beginning on or after 1 January 2009 or later periods, but are not relevant to the Bank's operations:

- IFRS 1 (Amendment), First Time Adoption of International Financial Reporting Standards (effective for accounting periods beginning on or after 1 July 2009)
- IFRS 1 (Amendment), First Time Adoption of IFRS and IAS 27 (Amendment), Consolidated and Separate Financial Statements Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (effective for accounting periods beginning on or after 1 January 2009)
- IFRS 2 (Amendment), Vesting Conditions and Cancellations (effective for accounting periods beginning on or after 1 January 2009)
- IFRS 3 (Revised), Business Combinations (effective for accounting periods beginning on or after 1 July 2009)
- IAS 23 (Amendment), Borrowing Costs (effective for accounting periods beginning on or after 1 January 2009)
- IFRIC 13, Customer Loyalty Programmes (effective for accounting periods beginning on or after 1 July 2008)
- IFRIC 15, Agreements for Construction of Real Estates (effective for accounting periods beginning on or after 1 January 2009)
- IFRIC 16, Hedges of a Net Investment in a Foreign Operation Owner (effective for accounting periods beginning on or after 1 October 2009)
- IFRIC 17, Distributions of Non-cash Assets to Owners (effective for accounting periods beginning on or after 1 July 2009)
- IFRIC 18, Transfers of Assets from Customers (effective for accounting periods beginning on or after 1 July 2009).

A number of existing standards were revised by the IASB in May 2008 as part of the IFRS improvements project. The following amendments are not relevant to the Bank's operations:

- IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (effective for accounting periods beginning on or after 1 July 2009)
- IAS 16, Property, Plant and Equipment (effective for accounting periods beginning on or after 1 January 2009)
- IAS 20, Accounting for Government Grants and Disclosure of Government Assistance (effective for accounting periods beginning on or after 1 January 2009)
- IAS 29, Financial Reporting in Hyperinflationary Economies (effective for accounting periods beginning on or after 1 January 2009)
- IAS 40, Investment Property (effective for accounting periods beginning on or after 1 January 2009)
- IAS 41, Agriculture (effective for accounting periods beginning on or after 1 January 2009).

B. Significant accounting policies

Financial assets
The Bank classifies its financial assets in the following categories: loans and receivables; financial assets at fair value through profit or loss; available-for-sale financial assets; and held-to-maturity investments. Management determines the classification of its investments upon initial recognition with the exception of these reclassified under the amendment to IAS 39.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market upon initial recognition or reclassification, other than:

- those that the Bank intends to sell immediately or in the short term, which are classified as held for trading, and those that the Bank designates at fair value through profit or loss upon initial recognition
- those that the Bank designates as available-for-sale upon initial recognition
- those for which the Bank may not recover substantially all of its initial investment, other than because of credit deterioration.

Loans and receivables originated by the Bank are recognised at settlement date and measured at amortised cost using the effective yield method less any provision for impairment or uncollectability, unless they form part of a qualifying hedging relationship with a derivative position. This principally occurs in cases of fixed rate loans that, through association with individual swaps, are transformed from a fixed rate basis to a floating rate basis. In such cases, the loan is re-measured to fair value in respect of interest rate risk. The change in value is then reported in the income statement as an offset to the change in value of the related swap if the hedge relationship is highly effective –

see "Derivative financial instruments and hedge accounting" on page 20 for details. Pursuant to the amendment to IAS 39, if an instrument subsequently satisfies the definition of loans and receivables, then it may be reclassified. Once reclassified, the loan is held at amortised cost and interest is recognised using the effective interest rate on the date of reclassification. The Bank opted to reclassify a substantial portion of its available-for-sale debt securities portfolio into the category loans and receivables effective 1 July 2008, on the basis that the market for those securities had become inactive and the Bank has the intention and ability to hold the securities for the foreseeable future.

Collateralised placements are carried at amortised cost. These are structures wherein the risks and rewards associated with the ownership of a reference asset are transferred to another party through the use of a swap contract, and are a form of collateralised lending.

Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss upon initial recognition.

A financial asset is classified as held for trading if it is:

- acquired or incurred principally for the purpose of selling or repurchasing in the near term
- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking
- a derivative, except those forming part of a designated and effective hedging relationship.

The Bank classifies assets acquired for the purpose of generating profits from short-term price fluctuations as held for trading. Such assets are accounted for at fair value on the basis of independent market quotations, with all changes in value recorded through the income statement as they occur.

Financial assets are designated at fair value through profit or loss upon initial recognition when:

- doing so significantly reduces measurement inconsistencies that would arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost
- certain investments, such as share investments, that are managed and evaluated on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis are designated at fair value through profit and loss
- financial instruments, such as debt securities held, containing one or more embedded derivatives that significantly modify the cash flows, are designated at fair value through profit and loss.

The Bank designates associate share investments and high-risk equity funds at fair value through profit or loss upon initial recognition using the IAS 28 "Venture capital" exemption, as the Bank considers these to be venture capital investments. Such assets are carried at fair value on the balance sheet with changes in fair value included in the income statement in the period in which they occur. The basis of fair value for listed associate share investments and high risk equity funds in an active market is the quoted bid market price on the balance sheet date. The basis of fair value for associate share investments and high risk equity funds that are either unlisted or listed in an inactive market is determined using valuation techniques appropriate to the market and industry of each investment. The primary valuation techniques used are net asset value and earnings based valuations using comparable information and discounted cash flows. Techniques used to support these valuations include industry valuation benchmarks and recent transaction prices.

All trades externally managed by fund managers have been designated at fair value through profit or loss upon initial recognition as they are managed and evaluated on a fair value basis in accordance with the documented investment strategy.

Securities purchased as part of a negative basis strategy, where credit risk on the security has been mitigated through the purchase of an associated credit default swap, have been designated at fair value through profit or loss. This significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the bond and related derivative on different bases.

Financial assets measured at fair value through profit or loss are recognised at trade date – the date on which the Bank commits to purchase or sell the asset.

Available-for-sale
Available-for-sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. Purchases and sales of available-for-sale assets are recognised at trade date.

With the exception of those share investments designated at fair value through profit or loss, the Bank classifies all other share investments as available-for-sale. Such assets are carried at fair value on the balance sheet. Changes in fair value, including translation differences arising on assets denominated in foreign currencies, are recognised directly in reserves until the financial asset is sold or impaired. At this time the cumulative gain or loss previously recognised in reserves is removed and included in the income statement. The basis of fair value for available-for-sale share investments listed in an active market is the quoted bid market price on the balance sheet date. The basis of fair value for available-for-sale share investments that are unlisted or listed in an inactive market is determined using valuation techniques appropriate to the market and industry of each investment. The primary valuation techniques used are net asset value and earnings based valuations using comparable information and discounted cash flows. Techniques used to support these valuations include industry valuation benchmarks and recent transaction prices.

A portion of the Treasury debt securities portfolio is classified as available-for-sale. Such assets are carried at fair value on the balance sheet with fair values determined by bid quotes from third-party sources. Changes in fair value, excluding translation differences arising on assets denominated in foreign currencies, are recognised directly in reserves until the financial asset is sold or impaired. At this time the cumulative gain or loss previously recognised in reserves is removed and included in the income statement. Foreign currency translation differences arising on Treasury available-for-sale debt assets are recognised in the income statement.

Where an available-for-sale asset is the hedged item in a qualifying fair value hedge, the fair value gain or loss attributable to the risk being hedged is reported in the income statement rather than reserves. This is to ensure there is consistency of reporting, as the fair value changes on the derivative acting as the hedge must be reported in the income statement. Hedge accounting features in Treasury positions where asset swaps are used to transform the returns on fixed interest rate securities to a floating rate basis.

Held-to-maturity
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Bank has the intention and ability to hold to maturity. The Bank classifies short-dated commercial paper assets in this category.

Financial liabilities
Financial liabilities at fair value through profit or loss
This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss upon initial recognition. These sub-categories differ in a similar manner as those discussed under "Financial assets at fair value through profit or loss" on page 19.

Derivative liabilities, except those forming part of a designated and effective hedging relationship, are also categorised as held for trading.

All trades externally managed by fund managers have been designated at fair value through profit or loss upon initial recognition as they are managed and evaluated on a fair value basis in accordance with the documented investment strategy.

Other financial liabilities
With the exception of liabilities designated at fair value through profit or loss, all other financial liabilities are measured at amortised cost, unless they form part of a qualifying hedge relationship with a derivative position.

Derivative financial instruments and hedge accounting
All derivatives are measured at fair value through the income statement unless they form part of a qualifying cash flow hedging relationship. In this case, the fair value of the derivative is taken to reserves to the extent that it is a perfect hedge of the identified risk. Any hedge ineffectiveness will result in the relevant proportion of the fair value remaining in the income statement. Fair values are derived primarily from discounted cash-flow models, option-pricing models and from third-party quotes. Derivatives are carried as assets when their fair value is positive, and as liabilities when their fair value is negative. All hedging activity is explicitly identified and documented by the Bank's Treasury department.

Hedge accounting
Hedge accounting is designed to bring accounting consistency to financial instruments that would not otherwise be permitted. A valid hedge relationship exists when a specific relationship can be identified between two or more financial instruments in which the change in value of one instrument (the hedge) is highly negatively correlated to the change in value of the other (the hedged item). To qualify for hedge accounting this correlation must be within a range of 80 to 125 per cent, with any ineffectiveness within these boundaries recognised within "Fair value movement on non-qualifying and ineffective hedges" in the income statement. The Bank applies hedge accounting treatment to individually identified hedge relationships. Also included within this caption of the income statement are the gains and losses attributable to derivatives that the Bank uses for hedging interest-rate risk on a macro basis, but for which the Bank does not apply hedge accounting.

The Bank documents the relationship between hedging instruments and hedged items upon initial recognition of the transaction. The Bank also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedges

The Bank's hedging activities are primarily designed to mitigate interest rate risk by using swaps to convert the interest rate risk profile, on both assets and liabilities, into floating rate risk. Such hedges are known as "fair value" hedges. Changes in the fair value of the derivatives that are designated and qualify as fair value hedges, and that prove to be highly effective in relation to hedged risk, are included in the income statement, along with the corresponding change in fair value of the hedged asset or liability that is attributable to that specific hedged risk.

Cash flow hedges

The Bank has engaged in cash flow hedges, principally to minimise the exchange rate risk associated with the fact that its future administrative expenses are incurred in sterling. The amount and timing of such hedges fluctuates in line with the Bank's view on opportune moments to execute the hedges. Hedging is mainly through the purchase of sterling in the forward foreign exchange market, but currency options can also be used. The movement in the fair value of cash flow hedges is recognised directly in reserves until such time as the relevant expenditure is incurred. At 31 December 2008 the Bank had a number of cash flow hedges in place for future budgeted administrative expenditure to be incurred in sterling.

For further information on risk and related management policies see "Risk management" on page 26.

Financial guarantees

Issued financial guarantees are initially recognised at their fair value, and subsequently measured at the higher of the unamortised balance of the related fees received and deferred, and the expenditure required to settle the commitment at the balance sheet date. The latter is recognised when it is both probable that the guarantee will need to be settled and that the settlement amount can be reliably estimated. Financial guarantees are recognised within other financial assets and other financial liabilities.

Impairment of financial assets

Loans and receivables

Where there is objective evidence that an identified loan asset is impaired, specific provisions for impairment are recognised in the income statement. Impairment is quantified as the difference between the carrying amount of the asset and the net present value of expected future cash flows discounted at the asset's original effective interest rate where applicable. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. The carrying amount of the asset is reduced directly only upon write off. Resulting adjustments include the unwinding of the discount in the income statement over the life of the asset, and any adjustments required in respect of a reassessment of the initial impairment.

The criteria that the Bank uses to determine that there is objective evidence of an impairment loss include:

- delinquency in contractual payments of principal or interest
- cash flow difficulties experienced by the borrower
- breach of loan covenants or conditions
- initiation of bankruptcy proceedings
- deterioration in the borrower's competitive position
- deterioration in the value of collateral.

Provisions for impairment of classes of similar assets that are not individually identified as impaired are calculated on a portfolio basis. The methodology used for assessing such impairment is based on a risk-rated approach for non-sovereign assets. A separate methodology is applied for all sovereign risk assets that takes into account the Bank's preferred creditor status afforded by its members. The Bank's methodology calculates impairment on an incurred loss basis. Impairment is deducted from the asset categories on the balance sheet.

The Bank maintains a loan loss reserve to set aside an amount of retained earnings within members' equity equal to the difference between the impairment losses expected over the full life of the loan portfolio and the cumulative amount provisioned through the Bank's income statement on an incurred loss basis.

Impairment, less any amounts reversed during the year, is charged to the income statement. When a loan is deemed uncollectible the principal is written off against the related impairment provision. Such loans are written off after all necessary procedures have been completed and the amount of the loss has been determined. Recoveries are credited to the income statement if previously written off.

Renegotiated loans
Loans that are either impaired or past due, whose terms have been renegotiated so that they are no longer considered to be impaired or past due, are treated as new loans.

Available-for-sale share investments
Available-for-sale share investments are impaired when there is objective evidence that the future recoverability of the Bank's original investment is in doubt. A significant or prolonged decline in the fair value of a share investment below its cost represents objective evidence of impairment. The Bank also evaluates factors such as country, industry and sector performance, changes in technology and operational and financial performance. Although projects are usually reviewed for impairment every six months, or, in the case of low risk projects, at least once a year, certain events may trigger this process sooner and more frequently. In such cases, future collectability is considered and any cumulative loss previously recognised in reserves is removed and included in the income statement.

Impairment losses recognised in operating income for available-for-sale share investments are not reversed through the income statement.

Available-for sale debt securities
The Bank assesses at each balance sheet date whether there is objective evidence of impairment. The criteria that the Bank uses to determine that there is objective evidence of an impairment loss include:

- downgrading of the issuer below minimum eligibility levels for Treasury exposures
- issuer failure to pay amounts contracted under the security
- covenant breaches, default events and trigger level failures
- deterioration of credit enhancement including diminution of collateral values
- legal proceedings such as bankruptcy, regulatory action or similar.

If any such evidence exists, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in operating income – is removed from reserves and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement.

Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months maturity from the date of acquisition, which are available for use at short notice and that are subject to insignificant risk of changes in value, less liabilities on demand.

Foreign currencies
In accordance with Article 35 of the Agreement, the Bank originally used the European Currency Unit (ECU) as the reporting currency for the presentation of its financial statements. Following the replacement of the ECU with the euro (€) from 1 January 1999, the reporting currency for the presentation of the financial statements became the euro.

Foreign currency transactions are initially translated into euro using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies, are included in the income statement, except when deferred in reserves as qualifying cash flow hedges. Translation differences on share investments classified as at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences on share investments classified as available-for-sale financial assets are included in the fair value reserve in equity.

Capital subscriptions
The Bank's share capital is denominated in euro. However, in addition to settling their capital obligation in euro, members are also entitled to settle in US dollars or Japanese yen. For this purpose, a fixed exchange rate for each currency was defined in Article 6 of the Agreement and these fixed exchange rates are used to measure the value of the associated capital, as reported in "Members' equity" in the balance sheet. The corresponding balance for capital receivable on the asset side of the balance sheet is, however, measured at current exchange rates and discounted to its present value.

In order to ensure that capital receipts due in US dollars or Japanese yen retain, at a minimum, their value as determined by the Agreement's fixed rates, the Bank's policy is to fix their euro value through foreign exchange contracts. These derivatives are fair valued in accordance with IAS 39, with any gain or loss being recorded in the income statement.

Intangible assets
Costs associated with maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with identifiable and unique software

products controlled by the Bank, and that will generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the staff costs of the software development team and an appropriate portion of relevant overheads.

Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications is recognised as a capital improvement and is added to the original cost of the software. Computer software development costs recognised as intangible assets are amortised using the straight-line method over an estimated life of three years.

Property, technology and office equipment
Property, technology and office equipment is stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method to write off the cost of each asset to its residual value over the estimated life as follows:

■ Freehold property	30 years
■ Improvements on leases of less than 50 years unexpired	Unexpired periods
■ Technology and office equipment	Three years

Accounting for leases
Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. The Bank has entered into such leases for most of its office accommodation, both in London and in the Bank's countries of operations. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

Interest, fees, commissions and dividends
Interest is recorded on an accruals basis using the effective yield method. Interest is recognised on impaired loans through unwinding the discount used in the present value calculations applied to expected future cash flows.

Front-end fees and commitment fees are deferred in accordance with IAS 18, together with the related direct costs of originating and maintaining the commitment. These are then recognised in interest income using the effective interest method over the period from disbursement to repayment of the related loan. If the commitment expires without the loan being drawn down, the fee is recognised as income on expiry.

Fees received in respect of services provided over a period of time are recognised as income as the services are provided. Other fees and commissions are classed as income when received. Issuance fees and redemption premiums or discounts are amortised over the period to maturity of the related borrowings on an effective yield basis.

Dividends relating to share investments are recognised when received.

Staff retirement plans
The Bank has a defined contribution scheme and a defined benefit scheme to provide retirement benefits to its staff. Under the defined contribution scheme, the Bank and staff contribute to provide a lump sum benefit. The defined benefit scheme is funded entirely by the Bank and benefits are based on years of service and a percentage of final gross base salary as defined in the scheme.

The asset in respect of the defined benefit scheme is the fair value of plan assets minus the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognised actuarial gains/losses and past service cost. Independent actuaries calculate the defined benefit obligation at least every three years by using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (relating to service accrued to the balance sheet date) using the yields available on high-quality corporate bonds. For intermediate years, the defined benefit obligation is estimated using approximate actuarial roll-forward techniques that allow for additional benefit accrual, actual cash flows and changes in the underlying actuarial assumptions.

The Bank keeps all contributions to the schemes, and all other assets and income held for the purposes of the schemes, separately from all of its other assets. Actual contributions made to the defined contribution scheme are charged to the income statement and transferred to the scheme's independent custodians. The charge to the income statement in respect of the defined benefit scheme is based on the current service cost and other actuarial adjustments, as determined by qualified external actuaries. Also included in this charge are actuarial gains and losses in excess of a 10 per cent corridor that are amortised over the estimated average service life remaining of the Bank's employees. The 10 per cent corridor is the higher of 10 per cent of the defined benefit obligation or the fair value of assets. The actuaries also advise the Bank as to the necessary contributions to be made to the defined benefit scheme, which are then transferred to the scheme's independent custodians.

In May 2008, the Board of Directors approved a new benefit for employees that provides for medical cover for staff retiring from the Bank. The benefit became effective on 1 June 2008 and is intended to contribute to the cost of purchasing medical insurance for those leaving the Bank who have reached the age of 50 and have participated for at least seven years in the defined contribution scheme. For employees who satisfied the criteria, the Bank made a one-off contribution to their defined contribution scheme based on the number of months they have participated in the scheme. In future, the monthly contribution will be made as an ongoing contribution to the individual's defined contribution scheme for as long as the employee works at the Bank.

Taxation
In accordance with Article 53 of the Agreement, within the scope of its official activities, the Bank, its assets, property and income are exempt from all direct taxes and all taxes and duties levied upon goods and services acquired or imported, except for those parts of taxes or duties that represent charges for public utility services.

Borrowings
Borrowings are recognised initially at fair value, defined as their issue proceeds, net of any transaction costs incurred. They are subsequently stated at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective yield method. Where borrowings have associated derivatives and qualify for hedge accounting in line with IAS 39, the amortised cost value is adjusted by the fair value of the hedged risks.

Comparatives
Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

C. Critical accounting estimates and judgements

Preparing financial statements in conformity with IFRS requires the Bank to make estimates and judgements that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts included in the income statement during the reporting period. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

These estimates are highly dependent on a number of variables that reflect the economic environment and financial markets of the Bank's countries of operations, but which are not directly correlated to market risks such as interest rate and foreign exchange risk. The resultant volatility, combined with a lack of comparable information in relation to the Bank's banking portfolio, limits the Bank's ability to apply traditional sensitivity analysis methods.

The Bank's critical accounting estimates and judgements are as follows:

Reclassification to loans and receivables
The amendment to IAS 39 permitted an entity to transfer a financial asset from the available-for-sale category to the loans and receivables category if the asset would have met the definition of loans and receivables (and had not been designated as available-for-sale), if the entity has the intention and ability to hold that financial asset for the foreseeable future.

As such, the Bank opted to reclassify €5.7 billion of its available-for-sale debt securities portfolio into the loans and receivables category effective from 1 July 2008, on the basis that the market for those securities had become inactive. Details of the reclassification are provided in note 19.

Fair value of share investments
The Bank's method for determining the fair value of share investments is described in the "Financial assets" accounting policy on page 18 and an analysis of the share investment portfolio is provided in note 17. A sensitivity analysis of the potential impact on the Bank's operating income and reserves from a reasonable movement in the fair value of the share investment portfolio is included under "equity price risk" on page 39.

Impairment of available-for-sale share investments
Under IAS 39, the key indicator of equity impairment is a "significant or prolonged decline in the fair value of an investment in an instrument below cost". For the Bank, a "significant" decline is defined as a decline greater than 30 per cent below cost. This figure reflects the assessment that, in the current financial markets, any decline less than 30 per cent may not be an indicator of permanent impairment. A "prolonged" decline is defined as a decline below cost for greater than 12 months.

As a measure of sensitivity for "significant" decline:

- If an impairment trigger of a decline greater than 20 per cent below cost was applied with the "prolonged" decline trigger held constant, a further five available-for-sale share investments with a fair value totalling €106 million at 31 December 2008 would potentially be classified as impaired.
- If an impairment trigger of a decline greater than 40 per cent below cost was applied with the "prolonged" decline trigger held constant, six available-for-sale share investments with a fair value totalling €20 million at 31 December 2008 would potentially not be classified as impaired.

As a measure of sensitivity for "prolonged" decline:

- If an impairment trigger of a decline below cost for greater than six months was applied with the "significant" decline trigger held constant, this would not have a significant impact on the Bank's financial statements.
- If an impairment trigger of a decline below cost for greater than 18 months was applied with the "significant" decline trigger held constant, this would not have a significant impact on the Bank's financial statements.

Provisions for the impairment of loan investments

The Bank's method for determining the level of impairment of loan investments is described in the "Impairment of financial assets" accounting policy on page 21 and further explained under credit risk on page 26.

Portfolio provisions for the unidentified impairment of non-sovereign loan investments at 31 December 2008 were €148 million.

As a measure of sensitivity:

- If all non-sovereign loan investments were downgraded by one facility risk rating category, the portfolio provisions for non-sovereign loans would result in an additional charge to the income statement of €96 million. In addition, any loan investments risk rated 7 would become individually impaired, resulting in additional specific provisions for identified impairment of approximately €327 million.
- Conversely, if all non-sovereign loan investments were upgraded by one facility risk rating category, the portfolio provisions for non-sovereign loans would result in a credit to the income statement of €85 million. This would include portfolio provisions of approximately €6 million on loan investments of €85 million – previously risk rated 8 – that would no longer be considered as individually impaired.

Portfolio provisions for the unidentified impairment of sovereign loan investments at 31 December 2008 amounted to €5 million. Due to the Bank's preferred creditor status, a downgrade or upgrade by one facility risk rating category would not have a significant impact on the level of sovereign portfolio provisions, and hence the income statement. However, to illustrate the sensitivity of an increased sovereign concentration risk on the expected provisions the following assessment is made:

- If all of the Bank's sovereign exposures were upgraded by one country risk rating, the result would be a decrease in portfolio provisions of approximately €4 million.
- Conversely, if all of the Bank's sovereign exposures were downgraded by one country risk rating, the result would be an increase in the required provisions of approximately €28 million.

The methodology and judgements used for estimating provisions for the impairment of loan investments are reviewed regularly to reduce any differences between loss estimates and actual experience.

Risk management

Financial risks

The independent identification, measurement, monitoring and mitigation of all risks incurred by the Bank in both its Banking and Treasury activities is the overall responsibility of the Vice President, Risk Management, Human Resources and Nuclear Safety ("the Vice President, Risk Management").

The Vice President, Risk Management is a member of the Bank's Executive Committee, as are the First Vice President, Banking, and the Vice President, Finance, to whom Treasury reports. The Vice President, Risk Management, has overall responsibility for formulating the Bank's risk management strategy for both Banking and Treasury functions. Risk Management seeks to ensure that any risks are correctly identified and appropriately managed and mitigated through comprehensive and rigorous processes, which reflect industry best practice.

In carrying out its mission, the Bank is exposed to financial risks through both its Banking and Treasury activities. The principal financial risks to which the Bank is exposed are credit, market and liquidity risk. The last year has seen a convergence between all of those risk categories, with movements and correlations at all-time highs in many asset classes and sectors. For the Bank, the primary risk and associated losses have been seen in the quoted markets (financial sector bonds and equities in our countries of operations). Risk as measured by the Bank has also increased in other books (loans and unlisted equity), but realisations of those risks have not broadly manifested themselves.

A. Credit risk

Credit risk is the potential loss to a portfolio that could result from the default of a counterparty or the deterioration of its creditworthiness. The Bank also monitors concentration risk, which is the risk arising from too high a proportion of the portfolio being allocated to a specific country, industry sector, obligor, and type of instrument or individual transaction.

The Bank is exposed to credit risk in both its Banking and Treasury activities, as borrowers and Treasury counterparties could default on their contractual obligations, or the value of the Bank's investments could become impaired.

Maximum exposure to credit risk before collateral held, other credit enhancements or impairment provisions	2008 € million	2007 € million
Placements with and advances to credit institutions	3,344	4,514
Collateralised placements	1,163	1,818
Debt securities at fair value through profit or loss	1,213	1,501
Available-for-sale debt securities	1,263	6,873
Held-to-maturity debt securities	1,157	–
Derivative financial assets	2,849	1,961
Other financial assets	1,139	825
Share investments at fair value through profit or loss	2,310	3,469
Banking available-for-sale share investments	2,054	3,124
Treasury available-for-sale share investments	42	47
Banking loan investments	10,930	8,985
Treasury loan investments	5,811	–
Paid-in capital receivable	44	100
Undrawn commitments and guarantees	6,469	7,117
At 31 December	**39,788**	40,334

The above table represents the worst-case scenario of credit risk exposure to the Bank at 31 December 2008 and 31 December 2007, without taking account of any collateral held, other credit enhancements or impairment provisions.

At 31 December 2008 there were no collateralised placements, available-for-sale debt securities, held-to-maturity debt securities, derivative financial assets, other financial assets or Treasury share investments past due or impaired (2007: nil). All trades within these categories were risk rated 1 (excellent) to 3 (very good) on the Bank's internal risk rating scale (refer to page 28 for the Bank's full internal risk rating scale).

Credit risk in the Banking portfolio: Management
For Banking exposures the Board of Directors approves a Credit Process document that defines the procedures for the approval, management and review of Banking exposures by the Operations Committee. The Audit Committee reviews the Credit Process annually and its review is submitted to the Board for approval.

Banking risks are reviewed by the Operations Committee which meets weekly. The Operations Committee is chaired by the First Vice President, Banking and its membership comprises senior managers of the Bank. The Operations Committee is responsible for reviewing all Banking operations prior to their submission for Board approval. Projects are reviewed to ensure that they meet the Bank's criteria for sound banking, transition impact and additionality. The Operations Committee operates within authority delegated by the Board, via the Executive Committee, to approve projects within Board-approved framework operations. The Operations Committee is also responsible for overseeing Banking portfolio management, approving significant changes to existing operations and approving Risk Management's recommendations for provisions for the impairment of Banking assets.

The Bank conducts regular reviews of all exposures within the Banking portfolio, typically on a semi-annual basis. Exposures that are perceived to be more vulnerable to possible default are reviewed more frequently and those that are perceived to be less vulnerable to possible default may be reviewed annually. At each review, Risk Management assesses whether there has been any change in the risk profile of the exposure, recommends actions to mitigate risk and reconfirms or adjusts the risk rating, and, for share investments, reviews the fair value. Where relevant, the level of impairment and specific provision is reviewed and reconfirmed or adjusted. At the recommendation of Risk Management, investments considered to be in jeopardy may be transferred from Banking teams to the Corporate Recovery Unit – which reports jointly to Risk Management and Banking – in order to manage the restructuring work-out and recovery process.

As a response to the financial crisis, resources in the Banking division are being applied to sectors more at immediate risk (for example, financial institutions), and monitoring has been intensified to ensure a timely response to potential credit problems.

Disbursements are managed by the Operation Administration Unit (OAU) within the Office of the General Counsel, which is responsible for checking compliance with the loan agreements and other project agreements and ensuring that correct procedures are followed in line with approved policy. Waivers, consents and amendments of loan covenants and conditionality are prepared by the OAU and are approved by Banking, Risk Management and, where required, by the Office of the General Counsel and the Office of the Chief Economist.

For the non-sovereign loan portfolio, provisions and loan loss reserve amounts are calculated each month using the Bank's methodology, which is based on the Bank's Risk Capital Model. The model is updated annually with the most recent default and operational assumptions. This is designed to estimate incurred losses calculated on the basis of objective evidence of impairment, the Bank's experience, and project, sector and country risks.

Risk Management prepares a report on the development of the portfolio as a whole on a quarterly basis to present to the Audit Committee. The report includes a summary of key factors affecting the portfolio and provides analysis and commentary on trends within the portfolio. It also includes commentary on individual exposures in the classified portfolio and measures of exposure against portfolio risk limits, with any breaches of limits reported and explained.

The Bank assigns project, country and overall risk ratings to each exposure on an internal scale from 1 (lowest risk) to 10 (highest risk). The project rating is determined on the basis of the financial strength of the risk counterparty and the risk mitigation built into the project structure, including sponsor support or guarantee. The country rating is assessed internally, taking into consideration the ratings assessed by external rating agencies. For non-sovereign operations, the overall rating is normally the numerically higher of the project and country rating. The exception to this is where the Bank has recourse to unconditional sponsor support from outside the country of operations, in which case the overall rating is the same as the project rating. For sovereign risk projects, the overall rating is the same as the country rating.

The table below shows the Bank's internal rating scale and how this approximately maps to the external ratings of Standard & Poor's (S&P).

EBRD internal rating scale	External rating equivalent – S&P	EBRD category
1	AAA	Excellent
2	AA+, AA, AA-	Strong
3	A+, A, A-	Very Good
4	BBB+, BBB, BBB-	Good
5	BB+, BB, BB-	Satisfactory
6	B+, B	Acceptable
6W	B-	Watch
7	CCC	Special attention
8	CC	Substandard
9	C	Doubtful
10	D	Expected loss

Credit risk in the Banking portfolio: 2008 results

In view of the markets in which it operates and its transition mandate, the Bank expects the majority of its project ratings under normal circumstances to be rated in risk categories 5 or 6 (approximately equivalent to S&P BB+ to B ratings) at the time of approval. At 31 December 2008, 55.7 per cent of the loan and share investment portfolio was classed under risk ratings 5 to 6 (2007: 62.6 per cent).

The total Banking exposure (operating assets including fair value adjustments but before provisions) decreased during the year from €15.6 billion at 31 December 2007 to €15.3 billion at 31 December 2008. The total signed Banking portfolio (operating assets, excluding fair value adjustments and provisions but including undrawn commitments) increased from €19.4 billion at 31 December 2007 to €21.5 billion at 31 December 2008. The overall risk rating of the portfolio deteriorated from 5.56 to 5.86. The primary reason for the deterioration was the downgrading of the same equity holdings that contributed to the increase in impaired assets. In addition, there were some downgrades in the loan book associated with increased risk and corporate difficulties related to the ongoing financial turmoil.

Total non-sovereign classified operating assets (operating assets risk rated 7 to 10) increased, both in real terms and as a proportion of the portfolio, from €509 million (5.0 per cent of total operating assets) to €1.8 billion (13.9 per cent of total operating assets). Impaired loan assets increased from €37 million to €127 million. The main driver for the significant increase in the volume of classified assets was the extreme downturn in equity markets in 2008. These were particularly sharp in our countries of operations, significantly Russia. This led to a significant decline in fair value, especially for listed equity exposure. Following this, many of these exposures have been downgraded as classified.

Credit quality of the Banking portfolio
31 December 2008



Risk class	%
1, 2, 3	3.0
4	6.2
5	24.0
6	31.7
6W, 7	29.9
8, 9, 10	5.2

Note: Risk ratings range from 1 (lowest risk) to 10 (highest risk).

Credit quality of the Banking portfolio
31 December 2007



Risk class	%
1, 2, 3	4.8
4	8.8
5	27.4
6	35.2
6W, 7	22.9
8, 9, 10	0.9

Note: Risk ratings range from 1 (lowest risk) to 10 (highest risk).

Loan investments

Set out below is an analysis of the Banking loan investments and the associated impairment provisions for each of the Bank's internal risk rating categories.

Risk rating	Neither past due nor impaired € million	Past due but not impaired € million	Impaired € million	Total € million	Portfolio provisions for unidentified impairment € million	Specific provisions for identified impairment € million	Total net of impairment € million	Total %	Impairment provisions %
1: Excellent	–	–	–	–	–	–	–	0.0	0.0
2: Strong	50	–	–	50	–	–	50	0.5	0.0
3: Very good	257	–	–	257	–	–	257	2.3	0.0
4: Good	1,045	–	–	1,045	(1)	–	1,044	9.6	0.1
5: Satisfactory	3,371	–	–	3,371	(10)	–	3,361	30.8	0.3
6: Acceptable	3,432	–	–	3,432	(34)	–	3,398	31.4	1.0
6W: Watch	1,774	7	–	1,781	(47)	–	1,734	16.3	2.6
7: Special attention	847	20	–	867	(61)	–	806	7.9	7.0
8: Substandard	–	–	85	85	–	(32)	53	0.8	37.7
9: Doubtful	–	–	33	33	–	(33)	–	0.3	100.0
10: Expected loss	–	–	9	9	–	(9)	–	0.1	100.0
At 31 December 2008	**10,776**	**27**	**127**	**10,930**	**(153)**	**(74)**	**10,703**	**100.0**	**–**

Risk rating	Neither past due nor impaired € million	Past due but not impaired € million	Impaired € million	Total € million	Portfolio provisions for unidentified impairment € million	Specific provisions for identified impairment € million	Total net of impairment € million	Total %	Impairment provisions %
1: Excellent	86	–	–	86	–	–	86	1.0	0.0
2: Strong	57	–	–	57	–	–	57	0.6	0.0
3: Very good	273	–	–	273	–	–	273	3.0	0.0
4: Good	1,225	–	–	1,225	(1)	–	1,224	13.6	0.1
5: Satisfactory	3,215	9	–	3,224	(9)	–	3,215	35.9	0.3
6: Acceptable	2,771	20	–	2,791	(31)	–	2,760	31.1	1.1
6W: Watch	788	–	–	788	(23)	–	765	8.8	2.9
7: Special attention	485	19	–	504	(27)	–	477	5.6	5.4
8: Substandard	–	–	22	22	–	(18)	4	0.2	81.8
9: Doubtful	–	–	14	14	–	(14)	–	0.2	100.0
10: Expected loss	–	–	1	1	–	(1)	–	0.0	100.0
At 31 December 2007	8,900	48	37	8,985	(91)	(33)	8,861	100.0	–

There were no renegotiated loans during the year that would otherwise have been past due or impaired (2007: nil).

Of the past due loans, €3 million was outstanding for less than 30 days (2007: €31 million), €7 million was outstanding for greater than 30 days but less than 90 days (2007: nil) and €17 million was outstanding for greater than 90 days (2007: €17 million).

The fair value of collateral held over impaired and past due loans at 31 December 2008 was €81 million (2007: €21 million).

Share investments at fair value through profit or loss

Set out below is an analysis of the Bank's share investments at fair value through profit or loss for each of the Bank's relevant internal risk rating categories.

Risk rating	Cost 2008 € million	Fair value 2008 € million	Cost 2007 € million	Fair value 2007 € million
4: Good	–	1	–	–
5: Satisfactory	358	797	493	1,677
6: Acceptable	470	686	450	688
6W: Watch	473	551	305	700
7: Special attention	170	166	130	357
8: Substandard	195	101	52	26
9: Doubtful	50	8	50	21
10: Expected loss	4	–	–	–
At 31 December	**1,720**	**2,310**	1,480	3,469

Available-for-sale share investments

Set out below is an analysis of the Bank's available-for-sale share investments for each of the Bank's relevant internal risk rating categories.

Risk rating	Cost 2008 € million	Fair value 2008 € million	Cost 2007 € million	Fair value 2007 € million
4: Good	84	137	122	556
5: Satisfactory	489	682	365	1,198
6: Acceptable	507	546	559	809
6W: Watch	407	489	498	503
7: Special attention	51	58	27	45
8: Substandard	645	142	24	12
9: Doubtful	2	–	10	1
10: Expected loss	4	–	–	–
At 31 December	**2,189**	**2,054**	1,605	3,124

Available-for-sale share investments risk rated 8-10 are considered to be impaired, mainly because of a significant or prolonged decline in the fair value of these investments below cost.

Undrawn commitments and guarantees

Set out below is an analysis of the Bank's undrawn commitments and guarantees for each of the Bank's relevant internal risk rating categories.

Risk rating	Undrawn commitments 2008 € million	Guarantees 2008 € million	Undrawn commitments 2007 € million	Guarantees 2007 € million
2: Strong	4	–	4	–
3: Very Good	86	–	185	–
4: Good	42	–	287	70
5: Satisfactory	1,259	18	1,782	21
6: Acceptable	2,727	102	2,872	210
6W: Watch	1,509	82	1,347	4
7: Special attention	474	61	276	51
8: Substandard	100	–	8	–
9: Doubtful	5	–	–	–
At 31 December	**6,206**	**263**	6,761	356

For projects risk rated 8 or worse, it is unlikely that commitments would be drawn down given that conditions precedent need to be satisfied prior to further disbursements.

Paid-in capital receivable

Set out below is an analysis of the Bank's paid-in capital receivable at 31 December 2008 and 31 December 2007.

	2008 € million	2007 € million
Cash and promissory note encashments not yet due	27	79
Cash and promissory notes due but not yet received	16	16
Promissory note encashments due but not yet received	1	5
Paid-in capital receivable at 31 December	**44**	100

Paid-in capital receivable has been stated at its present value on the balance sheet to reflect future receipt by instalments. At 31 December 2008 no paid-in capital receivable was considered impaired (2007: nil).

Credit risk in the Banking portfolio: Concentration

The following table breaks down the main Banking credit risk exposures in their carrying amounts by geographic region.

	Loans 2008 € million	Banking share investments 2008 € million	Total 2008 € million	Loans 2007 € million	Banking share investments 2007 € million	Total 2007 € million
Albania	151	39	190	108	22	130
Armenia	74	31	105	54	13	67
Azerbaijan	290	26	316	161	19	180
Belarus	61	7	68	57	17	74
Bosnia and Herzegovina	270	1	271	185	2	187
Bulgaria	418	8	426	343	18	361
Croatia	444	408	852	426	1,075	1,501
Czech Republic	70	28	98	79	46	125
Estonia	48	1	49	50	1	51
Former Yugoslav Republic of Macedonia (FYR Macedonia)	167	25	192	140	39	179
Georgia	207	24	231	140	29	169
Hungary	253	172	425	286	334	620
Kazakhstan	718	172	890	581	271	852
Kyrgyz Republic	30	3	33	29	2	31
Latvia	35	–	35	47	–	47
Lithuania	94	39	133	91	66	157
Moldova	90	17	107	47	9	56
Mongolia	34	15	49	3	4	7
Montenegro	35	–	35	19	–	19
Poland	523	391	914	618	424	1,042
Romania	1,013	275	1,288	770	900	1,670
Russian Federation	3,466	1,172	4,638	2,733	1,462	4,195
Serbia	547	110	657	406	334	740
Slovak Republic	108	103	211	106	95	201
Slovenia	50	54	104	156	54	210
Tajikistan	35	2	37	26	1	27
Turkmenistan	9	6	15	11	11	22
Ukraine	1,198	117	1,315	771	72	843
Uzbekistan	68	2	70	73	2	75
Regional	424	1,116	1,540	469	1,271	1,740
At 31 December	10,930	4,364	15,294	8,985	6,593	15,578

The following table breaks down the main Banking credit exposures in their carrying amounts by the industry sector of the counterparty.

	Loans 2008 € million	Banking share investments 2008 € million	Total 2008 € million	Loans 2007 € million	Banking share investments 2007 € million	Total 2007 € million
Agribusiness	1,069	350	1,419	776	407	1,183
Banking	2,348	1,222	3,570	2,157	3,283	5,440
Equity funds	–	683	683	–	598	598
General industry	1,679	308	1,987	1,104	411	1,515
Municipal and environmental infrastructure	1,030	325	1,355	908	314	1,222
Natural resources	487	134	621	306	208	514
Non-bank financial institutions	511	478	989	581	559	1,140
Power and energy	947	203	1,150	813	238	1,051
Property and tourism	258	386	644	188	341	529
Small business finance	551	45	596	429	52	481
Telecoms, informatics and media	251	50	301	224	177	401
Transport	1,799	180	1,979	1,499	5	1,504
At 31 December	10,930	4,364	15,294	8,985	6,593	15,578

Credit risk in the Treasury portfolio: Management

For Treasury exposures, the Board of Directors approves a Treasury and Treasury Risk Management Authority (T&TRMA), which defines the risk parameters for funding, cash management, asset and liability management and the investment activities of the Bank. This document is updated annually by the Finance and Risk Management Vice Presidencies and approved by the Board. It covers all aspects of Treasury where financial risks arise and also Risk Management's identification, measurement, management and mitigation of the financial risks in Treasury. In addition, Treasury and Treasury Risk Management guidelines have been issued in respect of Treasury risk taking and the related risk management processes and procedures.

The T&TRMA is the document by which the Board of Directors delegates authority to the Vice President, Finance, to manage and the Vice President, Risk Management, to identify, measure, monitor and mitigate the Bank's Treasury exposures. The two Vice Presidents jointly interpret the T&TRMA and notify the Board of Directors of any material interpretation. The Financial and Operations Policies Committee reviews the T&TRMA annually and its review is submitted to the Board for approval.

Treasury risks are reviewed by the Treasury Exposure Committee (TEC), which meets monthly. The TEC is chaired by the Vice President, Risk Management and its membership comprises senior managers of the Bank. The TEC is responsible for reviewing and monitoring the implementation of the T&TRMA and related guidelines. It assesses Treasury and Risk Management policy proposals for approval by the Board, and monitors and reviews the asset/liability profile and risk/return trade off in aggregate Treasury exposures. It also evaluates new product proposals for Treasury. Impairment of Treasury assets is identified by Risk Management, assessed by the TEC and approved by the Vice Presidents of Finance and Risk Management.

Each counterparty or issuer to which the Bank is exposed through its Treasury activities is approved and granted a maximum credit limit by Risk Management. Risk Management assigns internal credit ratings based on internal analysis of approved counterparties' creditworthiness through the synthesis of externally provided credit research and market data and with reference to external rating benchmarks from approved rating agencies. The internal credit rating scale ranges from 1 (lowest risk) to 10 (highest risk), the same as that used for Banking exposures (a table showing how the Bank's internal rating scale maps to the external ratings of S&P is shown in "Credit risk in the Banking portfolio: Management" on page 28.

Eligible Treasury exposures are normally rated between 1 and 3.3 (approximately equivalent to S&P AAA to A- ratings), with the exception of counterparties in the countries of operations approved for local currency activities. These transactions support the Bank's initiatives to provide local currency financing to Banking clients and to develop local capital markets. These internal ratings determine the maximum allowable exposures as set out per rating level and counterparty type in the Bank's guidelines for Treasury operations. The internal rating process is based on credit risk managers' judgement, external rating benchmarks and senior management oversight and approval. Risk Management assesses all available credit research to identify key counterparty credit risk considerations. That analysis is then supplemented with market-based credit indicators, such as credit default swap spreads and market-implied credit ratings, to produce an internal rating for each approved counterparty. All internal ratings assigned without reference to an external rating benchmark are approved by the Director, Risk Management.

The assigned internal ratings are relative rankings of default risk. When analysing portfolio credit risk within Treasury activities, the Bank maps internal ratings to external rating benchmarks to apply rating transition and default statistics sourced from rating agencies.

The Board-approved T&TRMA states the minimum rating and maximum tenor by type of eligible counterparty. Operational guidelines approved and issued by the Vice President, Risk Management set the maximum exposure size limits per rating class and counterparty type. The actual exposure size limit and/or tenor limit attributed to individual counterparties may be smaller or shorter, respectively, based on the likely direction of its credit quality over the medium term, its internal outlook, or on sector considerations. Individual counterparty lines for banks, corporates and insurance companies are measured, monitored and reviewed by Risk Management on a regular basis with a strong surveillance focus, including quarterly reports on the counterparties either contributing the most to the credit Value at Risk (VaR) of the Treasury portfolio or with large nominal expenses.

The Bank's exposure measurement methodology for Treasury credit risk uses a Monte Carlo simulation technique that produces, to a high degree of confidence, maximum exposure amounts at future points in time for each counterparty (in practice, 95 per cent eVaR).[10] This includes all transaction types and is measured out to the maturity of the longest dated transaction with that counterparty. Exposures are calculated and controlled against approved limits daily with exceptions escalated to the Director, Risk Management for approval. The impairments for the Treasury credit portfolio in 2008 were €130 million (2007: €2 million), broadly in line with a 95 per cent eVaR for the portfolio of approximately €80 million. There were exceptional market events during the year and no models would (or should) be able to accurately predict the kind of individual (counterparty level) swings seen in 2008. The fall of Lehman Brothers, global interest rate cuts and tailored bailouts on the national and institutional level are all examples of these exceptional events.

Risk mitigation techniques and risk transferring instruments reduce calculated credit exposure measures. For example, credit support annexes for over-the-counter (OTC) derivatives trading reduce potential future exposures in line with collateral posting expectations. Likewise, buying credit protection via a credit default swap usually decreases measured exposure on the reference entity. The concerns this year over liquidity in all cash markets and market movements have caused an increased focus, both operationally and methodologically (exposure modelling) on the viability of collateralised transactions. This heightened level of alertness is expected to continue into 2009.

Credit risk in the Treasury portfolio: 2008 results

Treasury peak credit exposure decreased marginally during the year from €12.9 billion at 31 December 2007 to €12.7 billion at 31 December 2008.

The credit quality of the Treasury portfolio deteriorated during 2008 with the average credit rating weighted by peak counterparty exposure – excluding Treasury's new activities in the Bank's countries of operations – standing at 2.06 at 31 December 2008 (2007: 1.91).[11] The change came as a result of the downgrade of financial sector companies together with a counteracting shift in Treasury activities towards the safer part of the financial sector.

Despite the deterioration, the percentage of Treasury transactions of investment grade quality[12] increased slightly to 97.1 per cent at 31 December 2008 (2007: 96.6 per cent). Treasury's exposure to below investment grade obligors is limited to counterparties from the countries of operations, a few asset-backed security (ABS) investments originally rated triple-A by leading external rating agencies as well as the impaired financial sector bonds.

[10] VaR is a statistical estimate of the maximum probable loss that can be incurred, due to adverse movements in major risk drivers, over a given time horizon and estimated at a given confidence level. Expected shortfall, or eVaR, is the average loss beyond the VaR level and is a more accurate measure of large potential losses.

[11] Using the Bank's internal rating scale, where 1.7 is equivalent to an external rating of AA+/Aa1/AA+ with S&P/Moody's/Fitch ratings and 2.0 is equivalent to an external rating of AA/Aa2/AA.

[12] BBB-/Baa3/BBB- level or above.

Credit quality of the Treasury portfolio
31 December 2008



Risk class	%
1.0	32.3
1.7-2.5	49.9
2.7-3.3	13.7
3.7-4.3	1.2
4.7-5.3	0.3
8.0	2.4
9.0	0.2

Note: Risk ratings range from 1 (lowest risk) to 10 (highest risk).

Credit quality of the Treasury portfolio
31 December 2007



Risk class	%
1.0	29.3
1.7-2.5	60.6
2.7-3.3	6.7
4.7-5.3	2.1
8.0	1.2
9.0	0.1

Note: Risk ratings range from 1 (lowest risk) to 10 (highest risk).

Placements with and advances to credit institutions

Set out below is an analysis of the Bank's placements with and advances to credit institutions for each of the Bank's relevant internal risk rating categories.

Risk rating	2008 € million	2007 € million
1-3: Excellent to very good	3,332	4,255
4: Good	–	206
5-6: Satisfactory to acceptable	12	53
At 31 December	**3,344**	4,514

At 31 December 2008 there were no placements with and advances to credit institutions that were past due or impaired (2007: nil).

Debt securities at fair value through profit or loss

Risk Management determines the eligibility of credit exposures based on the internal risk ratings applied and the parameters set out in the T&TRMA and other relevant policies and guidelines. In cases where the creditworthiness of security issuers deteriorates to levels below the standard of eligibility for new exposures, Risk Management and Treasury jointly recommend actions for the approval of the Vice President, Risk Management and the Vice President, Finance. Any decision to retain ineligible exposures is reported to the TEC and the Audit Committee.

In cases where the Bank considers the exposure to be permanently reduced in value, impairment is recognised in the income statement. Impairment is further discussed under the "Accounting policies" section on page 16.

Set out below is an analysis of the Bank's debt securities at fair value through profit or loss for each of the Bank's relevant internal risk rating categories.

Risk rating	2008 € million	2007 € million
1-3: Excellent to very good	1,209	1,501
5-6: Satisfactory to acceptable	4	–
At 31 December	**1,213**	1,501

Available-for-sale debt securities

At 31 December 2008, there were no available-for-sale debt securities that were past due or impaired, and all trades were risk rated 1 (excellent) to 3 (very good) on the Bank's internal risk rating scale. Comparatives for 2007 have been provided below.

Risk rating	Neither past due nor impaired € million	Impaired gross € million	Cumulative impairment losses € million	Total € million
1-3: Excellent to very good	6,776	–	–	6,776
4: Good	3	–	–	3
7-8: Special attention to substandard	–	138	(44)	94
9: Doubtful	–	17	(17)	–
At 31 December 2007	6,779	155	(61)	6,873

Treasury loan investments

Set out below is an analysis of the Bank's Treasury loan investments for each of the Bank's relevant internal risk rating categories.

Risk rating	Neither past due nor impaired € million	Impaired gross € million	Total € million	Cumulative impairment losses € million	Total net of impairment € million
1-3: Excellent to very good	5,456	–	5,456	–	5,456
4: Good	117	–	117	–	117
5-6: Satisfactory to acceptable	4	–	4	–	4
7-8: Special attention to substandard	–	277	277	(177)	100
9: Doubtful	–	17	17	(17)	–
At 31 December 2008	**5,577**	**294**	**5,871**	**(194)**	**5,677**

These assets, originally classified as available-for-sale, were reclassified into the category loans and receivables, effective from 1 July 2008. There were no Treasury investments classified as loans in 2007.

Held-to-maturity debt securities
At 31 December 2008, there were no held-to-maturity debt securities that were past due or impaired. There were no held-to-maturity debt securities in 2007.

Financial liabilities at fair value through profit or loss
Changes in the Bank's credit rating do not have an impact on the carrying amount of externally managed fund liabilities designated at fair value through profit or loss.

Derivatives
The Bank's use of exchange-traded and OTC derivatives is primarily focused on hedging interest rate and foreign exchange risks arising from both its Banking and Treasury activities. Market views expressed through derivatives are also undertaken as part of Treasury's activities, while the transactions through which the Bank funds itself in capital markets are typically swapped into floating-rate debt with derivatives. In addition, the Bank uses credit derivatives as an alternative to investments in specific securities or to hedge certain exposures.

The risks arising from derivative instruments are combined with those deriving from all other instruments dependent on the same underlying risk factors, and are subject to overall market and credit risk limits, as well as to stress tests. Additionally, special care is devoted to those risks that are specific to the use of derivatives, through, for example, the monitoring of volatility risk for options, credit spread risk for swaps and basis risk for futures.

The table below shows the fair value of the Bank's derivative financial assets and liabilities at 31 December 2008 and 31 December 2007.

	Assets 2008 € million	Liabilities 2008 € million	Total 2008 € million	Assets 2007 € million	Liabilities 2007 € million	Total 2007 € million
Derivatives held for trading						
OTC foreign currency products						
Currency swaps	**41**	**(273)**	**(232)**	120	(19)	101
Spot and forward currency transactions	**142**	**(10)**	**132**	15	(53)	(38)
	183	**(283)**	**(100)**	135	(72)	63
OTC interest rate products						
Interest rate swaps	**110**	**(101)**	**9**	82	(54)	28
Forward rate agreements	**–**	**–**	**–**	1	(1)	–
Caps/floors	**–**	**–**	**–**	–	(1)	(1)
	110	**(101)**	**9**	83	(56)	27
OTC credit products						
Credit default swaps	**35**	**(24)**	**11**	36	(23)	13
Banking products						
Fair value of other derivatives held in relation to the Banking portfolio	**296**	**–**	**296**	136	(148)	(12)
Total derivatives held for trading	**624**	**(408)**	**216**	390	(299)	91
Derivatives held for hedging						
Derivatives designated as fair value hedges						
Interest rate swaps	**809**	**(224)**	**585**	358	(159)	199
Cross currency interest rate swaps	**1,416**	**(835)**	**581**	1,213	(173)	1,040
	2,225	**(1,059)**	**1,166**	1,571	(332)	1,239
Derivatives designated as cash flow hedges						
Forward currency transactions	**–**	**(52)**	**(52)**	–	–	–
Total derivatives held for hedging	**2,225**	**(1,111)**	**1,114**	1,571	(332)	1,239
Total derivatives at 31 December	**2,849**	**(1,519)**	**1,330**	1,961	(631)	1,330

In order to manage credit risk in OTC derivative transactions, the Bank's policy is to approve ex-ante each counterparty individually and to review its creditworthiness and eligibility regularly. Overall limits are allocated to each eligible counterparty in compliance with guidelines that set a maximum for the size and tenor of exposure, based on the counterparty's internal credit rating and outlook. For those counterparties, typically banks, that are deemed eligible for foreign exchange and OTC derivatives, a portion of the overall counterparty limit is allocated to these instruments. Utilisation of limits, whether overall counterparty limits or dedicated foreign exchange and OTC derivatives limits, is calculated using a potential future exposure methodology. This is based on a Monte Carlo simulation-based model and is measured and monitored daily for all counterparties by Risk Management.

OTC derivative transactions are normally carried out only with the most creditworthy counterparties, rated at the internal equivalent of single-A and above. Furthermore, the Bank pays great attention to mitigating the credit risk of OTC derivatives through the negotiation of appropriate legal documentation with counterparties. OTC derivatives transactions are systematically documented with a Master Agreement (MA) and a Credit Support Annex (CSA). These provide for close-out netting and the posting of collateral by the counterparty once the Bank's exposure exceeds a given threshold, which is a function of the counterparty's perceived creditworthiness.

The Bank has also expanded the scope for applying risk mitigation techniques by documenting the widest possible range of instruments transacted with a given counterparty under a single MA and CSA, notably foreign exchange transactions. The Bank also systematically resorts to unwinding-upon-credit-downgrading clauses and, for long-dated transactions, unilateral break clauses. Similarly, the Bank emphasises risk mitigation for repurchase and reverse repurchase agreements and related transaction types through MA documentation.

At 31 December 2008, 85 per cent (2007: 78 per cent) of the Bank's gross exposure to derivatives counterparties was against counterparties with whom an MA and CSA had been completed, allowing for receipt of collateral in the form of cash or liquid, triple-A-rated government securities.

Collateral

The Bank mitigates credit risk by holding collateral against exposures to derivative counterparties.

Counterparty exposure, for the purposes of collateralising credit risk, is only concerned with counterparties with whom the Bank has an overall net positive exposure. At 31 December 2008 this exposure stood at €1.8 billion (2007: €1.5 billion). Against this, the Bank held collateral of €1.6 billion (2007: €1.1 billion), reducing its net credit exposure to €0.2 billion (2007: €0.4 billion).

Where the Bank borrows or purchases securities subject to a commitment to resell them (a reverse repurchase agreement) but does not acquire the risk and rewards of ownership, the transactions are treated as collateralised loans. The securities are not included in the balance sheet and are held as collateral.

The table below illustrates the fair value of collateral held that is permitted to be sold or repledged in the absence of default. Sold or repledged collateral includes collateral on-lent through bond lending activities. In all cases the Bank has an obligation to return equivalent securities.

Collateral held as security	**Held collateral 2008 € million**	**Sold or repledged 2008 € million**	Held collateral 2007 € million	Sold or repledged 2007 € million
Derivative financial instruments				
Triple-A-rated government securities	**674**	**–**	906	584
Cash	**909**	**909**	202	202
Reverse sale and repurchase transactions	**1,538**	**–**	1,033	–
At 31 December	**3,121**	**909**	2,141	786

The term "collateralised placements" in the Bank's balance sheet is used to describe the economic substance of the transactions comprising that category. Such transactions involve the purchase of a financial asset together with entering into a total return swap whereby the risks and rewards of ownership of the asset are transferred back to the entity selling the asset. For accounting purposes, therefore, the economic substance of such transactions is a form of collateralised lending. However as the assets are legally owned by the Bank, they do not represent collateral for the purposes of the above disclosure. At 31 December 2008, the Bank held €1.2 billion (2007: €1.8 billion) of collateralised placements.

Credit risk in the Treasury portfolio: Concentration

Concentration by country and region

At the end of 2008, Treasury credit risk exposure was allocated across 21 countries. The top five countries (by percentage of the total exposure) were the United States of America (37.1 per cent), the United Kingdom (13.4 per cent), the Netherlands (12.8 per cent), Spain (8.3 per cent) and France (7.7 per cent). The top five countries at 31 December 2007 were the United States of America (36.3 per cent), the United Kingdom (17.4 per cent), Ireland (7.4 per cent), Spain (6.4 per cent) and France (4.9 per cent).

Concentration of Treasury peak exposure by country/region
31 December 2008


United States 37.1%
United Kingdom 13.4%
Netherlands 12.8%
Spain 8.3%
France 7.7%
Germany 3.5%
Italy 3.2%
Australia 3.0%
Canada 1.9%
Ireland 1.9%
Sweden 1.5%
Switzerland 1.4%
Belgium 1.3%
Japan 1.0%
Austria 0.6%
Portugal 0.5%
5 smallest countries 0.9%

Concentration of Treasury peak exposure by country/region
31 December 2007


United States 36.3%
United Kingdom 17.4%
Ireland 7.4%
Spain 6.4%
France 4.9%
Japan 4.2%
Germany 3.3%
Australia 3.1%
Netherlands 2.8%
Italy 2.6%
Canada 2.3%
Russia 2.1%
Portugal 1.5%
Regional 1.2%
Norway 1.1%
Switzerland 1.0%
Belgium 0.9%
5 smallest countries 1.5%

Concentration by counterparty type

By counterparty type, banks represented the largest portion of the portfolio peak exposure at 64.7 per cent at 31 December 2008 (2007: 64.9 per cent). Exposure to counterparties in the countries of operations decreased to 0.1 per cent of peak exposure (2007: 2.1 per cent). Sovereign exposure at 8.0 per cent (2007: 6.7 per cent) consists mainly of US Treasury bonds posted to the Bank as collateral by OTC derivatives counterparties.

B. Market risk

Market risk is the potential loss that could result from adverse market movements. The drivers of market risk are: (i) interest rate risk; (ii) foreign exchange risk; (iii) equity risk; and (iv) commodity price risk. Interest rate risks are further broken down into yield curve risk, which measures the impact of changes in the position and shape of the yield curve for a given currency, and volatility risk, which deals with risks specific to interest rate option transactions. Yield curve risk can in turn be divided into changes in the overall level of interest rates (a parallel shift of an entire yield curve), and changes in the slope or the shape of the yield curve.

Similarly, foreign exchange rate risks are split into risk emanating from changes in the level of foreign exchange rates, and volatility risk, which is inherent within foreign exchange options. In the market risk area, extreme swings were observed in the year, especially in respect of interest rates. While there have been significant movements in respect of other risks, these are not unprecedented. The most significant movements in terms of direct exposure have been those in listed equities (Banking) and foreign exchange. In addition, strategic capital (interest rate) and budget (currency) hedges have been put in place, which are the Bank's most significant open positions within these risk types. As other interest rate exposure is kept to a minimum (relative to the Bank's capital), only minor movements have been observed in the resulting market risk driven profit and loss.

Market risk in the Banking portfolio

The Banking loan portfolio is match-funded by Treasury in terms of currency so that for loan facilities extended in currencies other than euro the foreign exchange risk is fully hedged via the Treasury portfolio. Likewise, interest rate risk to which the Banking loan portfolio would normally be exposed is fully managed through the Treasury portfolio. As such there is minimal residual foreign exchange or interest rate risk present in the Banking loan portfolio. The main exposure to market risk in the Banking portfolio arises from the exposure of share investments to foreign exchange and equity price risk, neither of which is captured in the VaR figures discussed under "Market risk in the Treasury portfolio" on page 41.

Exposure by counterparty type

31 December 2008



Risk class	%
Banks	64.7
Asset-backed securities	16.3
Sovereigns	7.9
Insurance companies	5.6
Derivative produce companies	3.1
Corporates	2.1
Multilateral organisations	0.2
Country of operations counterparties	0.1

Exposure by counterparty type

31 December 2007



Risk class	%
Banks	64.9
Asset-backed securities	14.8
Sovereigns	6.7
Insurance companies	6.2
Derivative produce companies	2.6
Country of operations counterparties	2.1
Corporates	1.9
Multilateral organisations	0.8

Foreign exchange risk

The tables below summarise the potential impact on the Bank's net profit and available-for-sale reserves from a strengthening or weakening of foreign exchange rates relative to the euro.

Share investments at fair value through profit or loss

	5 year rolling average movement in exchange rate %	Fair value € million	Impact on net profit € million
Croatian kuna	**0.8**	**274**	**2**
Euro	**–**	**850**	**–**
Hungarian forint	**2.9**	**175**	**5**
Polish zloty	**8.4**	**131**	**11**
Russian rouble	**6.7**	**388**	**26**
United States dollar	**9.8**	**272**	**27**
Other non-euro	**6.2**	**220**	**14**
At 31 December 2008	**–**	**2,310**	**85**

	5 year rolling average movement in exchange rate %	Fair value € million	Impact on net profit € million
Croatian kuna	1.4	953	13
Euro	–	1,014	–
Romanian leu	8.2	10	1
Russian rouble	5.7	674	38
United States dollar	13.0	281	37
Other non-euro	6.7	537	36
At 31 December 2007	–	3,469	125

Available-for-sale share investments

	5 year rolling average movement in exchange rate %	Fair value € million	Impact on available-for-sale reserves (strengthening relative to euro) € million	Impact on net profit (weakening relative to euro)[1] € million	Impact on available-for-sale reserves (weakening relative to euro)[1] € million
Croatian kuna	**0.8**	**134**	**1**	**–**	**(1)**
Euro	**–**	**436**	**–**	**–**	**–**
Hungarian forint	**2.9**	**55**	**2**	**–**	**(2)**
Polish zloty	**8.4**	**137**	**12**	**(5)**	**(7)**
Romanian leu	**7.3**	**223**	**16**	**(3)**	**(13)**
Russian rouble	**6.7**	**535**	**36**	**(351)**	**315**
United States dollar	**9.8**	**153**	**15**	**(58)**	**43**
Other non-euro	**6.2**	**381**	**24**	**(45)**	**21**
At 31 December 2008	**–**	**2,054**	**106**	**(462)**	**356**

	5 year rolling average movement in exchange rate %	Fair value € million	Impact on available-for-sale reserves (strengthening relative to euro) € million	Impact on net profit (weakening relative to euro)[1] € million	Impact on available-for-sale reserves (weakening relative to euro)[1] € million
Croatian kuna	1.4	121	2	–	(2)
Euro	–	726	–	–	–
Romanian leu	8.2	687	56	–	(56)
Russian rouble	5.7	429	24	–	(24)
United States dollar	13.0	582	76	(44)	(32)
Other non-euro	6.7	579	39	–	(39)
At 31 December 2007	–	3,124	197	(44)	(153)

[1] For available-for-sale share investments, the potential impact on net profit and available-for-sale reserves from a weakening of foreign exchange rates relative to the euro has been assessed relative to the Bank's impairment triggers.

Equity price risk

In terms of equity price risk, the Bank expects the effect on net profit and available-for-sale reserves will bear a linear relationship to the movement in equity indices. The table below summarises the potential impact on the Bank's net profit and available-for-sale reserves from an increase or decrease in relevant benchmark indices.

Share investments at fair value through profit or loss

		5 year rolling average movement in benchmark index %	Fair value € million	Impact on net profit € million
Croatia	CROBEX Index	50.1	274	137
Hungary	CHTX Index	36.5	183	67
Kazakhstan[1]	KASE Index	119.7	24	29
Poland	WIG Index	32.9	200	66
Russian Federation	RTS Index	50.8	517	263
Serbia	BELEX15 Index	57.3	97	56
Ukraine	PFTS Index	57.0	105	60
Regional and other	Weighted average	51.4	910	468
At 31 December 2008		–	2,310	1,146

		5 year rolling average movement in benchmark index %	Fair value € million	Impact on net profit € million
Croatia	CROBEX Index	36.9	954	352
Hungary	CHTX Index	30.9	169	52
Kazakhstan[1]	KASE Index	107.5	14	15
Poland	WIG Index	31.7	217	69
Romania	BET Index	45.4	160	73
Russian Federation	RTS Index	47.9	791	379
Serbia	BELEX15 Index	48.2	318	153
Regional and other	Weighted average	45.4	846	384
At 31 December 2007		–	3,469	1,477

[1] The impact on net profit from a decline in fair value would be limited to the fair value amount.

Available-for-sale share investments

		5 year rolling average movement in benchmark index %	Fair value € million	Impact on available-for-sale reserves (*increase* in benchmark indices) € million	Impact on net profit (*decrease* in benchmark indices)[1] € million	Impact on available-for-sale reserves (*decrease* in benchmark indices)[1] € million
Croatia	CROBEX Index	50.1	134	67	(44)	(23)
Hungary	CHTX Index	36.5	55	20	(5)	(15)
Kazakhstan	KASE Index	119.7	148	177	(127)	(21)
Poland	WIG Index	32.9	138	45	(33)	(12)
Romania	BET Index	53.3	275	147	(70)	(77)
Russian Federation	RTS Index	50.8	654	332	(637)	305
Serbia	BELEX15 Index	57.3	13	7	(7)	–
Slovak Republic	SAX Index	27.5	103	28	–	(28)
Ukraine	PFTS Index	57.0	12	7	(23)	16
Regional and other	Weighted average	51.4	522	269	(239)	(29)
At 31 December 2008		–	2,054	1,099	(1,185)	116

		5 year rolling average movement in benchmark index %	Fair value € million	Impact on available-for-sale reserves (*increase* in benchmark indices) € million	Impact on net profit (*decrease* in benchmark indices)[1] € million	Impact on available-for-sale reserves (*decrease* in benchmark indices)[1] € million
Croatia	CROBEX Index	36.9	121	45	(44)	(1)
Hungary	CHTX Index	30.9	165	51	–	(51)
Kazakhstan	KASE Index	107.5	257	276	(127)	(130)
Poland	WIG Index	31.7	207	65	(1)	(64)
Romania	BET Index	45.4	740	336	(7)	(329)
Serbia	BELEX15 Index	48.2	16	8	(7)	(1)
Slovak Republic	SAX Index	29.0	95	28	–	(28)
Russian Federation	RTS Index	47.9	671	322	(222)	(100)
Regional and other	Weighted average	45.4	852	386	(126)	(260)
At 31 December 2007		–	3,124	1,517	(534)	(964)

[1] For available-for-sale share investments, the potential impact on net profit and available-for-sale reserves from a decline in benchmark indices has been assessed relative to the Bank's impairment triggers.

Market risk in the Treasury portfolio
The Bank's market risk exposure arises from the fact that the movement of interest rates and foreign exchange rates may have an impact on positions taken by the Bank.

The Bank monitors its exposure to market risk in its portfolio through a combination of limits, based on Monte Carlo simulation-based eVaR, also known as Expected Shortfall, and a variety of additional risk measures. The Bank's overall eVaR limit is laid down in the Board-approved T&TRMA. Foreign exchange exposures are further constrained by a dedicated eVaR sub-limit.

Additional eVaR measures are monitored, in particular for drilling down from aggregate eVaR measures to individual market factors (marginal eVaR and VaR sensitivities). For the options portfolio, dedicated options eVaR computations are performed in order to factor in the non-linear behaviour of option instruments.

For internal monitoring purposes, eVaR is defined as the average (above a certain threshold) potential loss that could be incurred due to adverse fluctuations in interest rates and foreign exchange rates over a one-day trading horizon and computed with a 95 per cent confidence level. For enhanced comparability across institutions, numbers disclosed in the *Financial Statements 2008* are also VaR-based and scaled up to a 99 per cent confidence level over a 10-trading-day horizon.

Although eVaR is a more robust measure of market risk than VaR and is used to measure Treasury portfolio risk, it also remains limited by its historical framework in so far as past market events are not necessarily a perfect predictor of future unfolding scenarios. For these reasons a number of other risk measures are employed to complement eVaR and VaR data, with numbers produced using a different set of assumptions and based on a set of risk factor sensitivities. This is also to ensure that material risks are not ignored by focusing on one particular set of risk measures. Foreign exchange risk and the various types of interest rate risks, whether for outright exposures or for options, are monitored with sensitivity-based measures independently for each currency and type of option. A series of stress tests is also produced on a daily basis. These primarily encompass:

- stress-testing the options portfolio for joint large changes in the level of the price of the underlying security and that of volatility
- analysing, for each currency separately, the profit and loss impact of large deformations in the level and shape of the yield curve
- producing stress tests covering the entire Treasury portfolio based on historical scenarios.

This approach is in line with the needs for complimentary risk monitoring as evidenced in the current market turmoil, and will be further strengthened and refined as the lessons of the current crisis are digested.

The Bank aims to limit and manage market risks as far as possible through active asset and liability management. Interest rate risks are managed by synthetically hedging the interest rate profiles of assets and liabilities, mainly through the use of exchange-traded and OTC derivatives for hedging purposes. Exposures to foreign exchange and interest rate risks are measured and monitored daily by Risk Management to ensure compliance with authorised limits. The limits themselves are low compared with the Bank's capital, and in addition to that, limit utilisation has been quite low (typically less than 50 per cent). The corresponding profit and loss movements have also been very limited through 2008, illustrating the low risk levels to market risk as specified above.

Interest rate and foreign exchange risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument indicates the extent to which it is exposed to interest rate risk.

The Bank's interest rate risk measurement is complemented by accepted market techniques including VaR, (non-credit) spread risk and volatility risk, on which frequent management reporting takes place.

At 31 December 2008, the aggregate VaR of the Bank's Treasury portfolio (excluding the strategic capital and budget hedges), calculated by reference to a 99 per cent confidence level and over a 10-trading-day horizon, stood at €7.6 million (2007: €5.1 million).

The month-end VaR attained its maximum of €17.1 million at the end of October, within the Board-approved total VaR limit of €18.0 million for all Treasury funds. The average VaR over the year was €9.8 million (2007: €3.0 million), while the lowest and highest values were €5.8 and €17.1 million, respectively (2007: €1.6 and €5.1 million).

Market risk exposure incurred by Treasury derives from positions managed either internally by Treasury or by external asset managers (EAM), participating in the US dollar-denominated mortgage-backed securities programme.[13]

Within the overall market risk exposure, the VaR of the internally managed portfolios stood at €1.6 million at the end of 2008 (2007: €3.1 million). The range during the year was between €1.6 million and €6.4 million (2007: between €0.7 million and €3.1 million). The size of the internally managed portfolio to which these figures relate was €12.7 billion at 31 December 2008 (2007: €14.5 billion).

Market risks incurred on the externally managed portfolios exhibited a year-end VaR of €6.0 million (2007: €2.0 million) for the US dollar-denominated programme. The driver behind this high level relative to internally managed positions is the fact that as a US denominated programme, it is directly exposed to the US dollar exchange rate and related US volatilities in the portfolio.

The specific contribution from foreign exchange risk to the overall VaR stood at €0.6 million at the end of 2008 (2007: €0.5 million). As in previous years, this contribution was small throughout the year and never exceeded €1.0 million (2007: €0.5 million). Interest rate positioning continued to represent the majority of the Bank's market risk exposure. At the end of the year, option VaR was at €0.4 million, having peaked at €2.6 million in October.

In addition to the above, the Bank has strategic capital and budget hedges that resulted in a VaR figure of €30.3 million at the end of 2008. Since these positions are not actively managed (nor limit-based), it would be inappropriate to combine the associated VaR with other risk measures for the Treasury portfolio. The strategic capital hedge is the largest interest-rate risk in the Bank's book and is negatively exposed to upward movements in euro interest rates.

[13] Following a review of the rationale for the externally managed portfolios undertaken by Treasury during the second half of 2007, a decision was taken to close down the euro-denominated interest rate programme with effect from 31 January 2008.

Total VaR – overall limit €18m, 2008

(10 trading days, 99% confidence level, BIS compliant dataset)


VaR (€ million; month-end figure)
18
16
14
12
10
8
6
4
2
0
Dec 07
Jan 08
Feb 08
Mar 08
Apr 08
May 08
Jun 08
Jul 08
Aug 08
Sep 08
Oct 08
Nov 08
Dec 08

Total VaR – overall limit €18m, 2007

(10 trading days, 99% confidence level, BIS compliant dataset)


VaR (€ million; month-end figure)
18
16
14
12
10
8
6
4
2
0
Dec 06
Jan 07
Feb 07
Mar 07
Apr 07
May 07
Jun 07
Jul 07
Aug 07
Sep 07
Oct 07
Nov 07
Dec 07

Equity price risk
The Bank has direct exposure to equity risk through one Treasury share investment for which the market risk is assessed on a stand-alone basis within a VaR/eVaR framework and added to the overall Treasury risk. Indirect exposure to equity risk occurs in the form of linked structures that are traded on a back-to-back basis and therefore result in no outright exposure.

Commodity price risk
At 31 December 2008 the Treasury portfolio was not exposed to any commodity risk as all such transactions had been performed on a back-to-back basis.

C. Liquidity risk

Liquidity risk management process
The Bank's liquidity policy is set out in the Liquidity Policy Review. This document is updated annually and approved by the Board. The overall liquidity policy within this document sets out the framework that ensures the Bank's ability to meet all its liquidity obligations in the medium term, with further details incorporated within the liquidity management guidelines as part of the Treasury Guidelines. As part of this annual review process, there is an assessment of the Bank's projected liquidity based on projected operational and financial cash flows, together with the proposed Borrowing Programme for the following year. The Bank's liquidity position is also monitored on a monthly basis by the Vice President, Risk Management.

The Bank is committed to maintaining a strong liquidity position. To ensure this, the Bank requires a minimum target liquidity ratio, based on a multi-year context, of 45 per cent of its next three years' net cash requirements, and 75 per cent of all committed but undisbursed project financing plus one year's debt service. This policy is implemented by maintaining liquidity in an operating target zone of 90 per cent of the next three years' net cash requirements, and 100 per cent of committed but undisbursed project financing, plus one year's debt service – above the required minimum level.

The table below provides an analysis of the cash flows payable on financial liabilities placed into relevant maturity groupings, based on the remaining period from the balance sheet date to the contractual maturity date. It presents the earliest maturity dates at which the Bank's counterparties have the ability to demand repayment. The figures represent undiscounted cash flows and therefore do not agree to the balance sheet.

Net settling interest rate derivatives typically include interest rate swaps and forward rate agreements. Gross settling interest rate derivatives include cross currency interest rate swaps. While the pay legs of these derivatives must be disclosed, the inflows have also been presented in the accompanying table for information purposes. Foreign exchange derivatives include currency forwards and currency swaps. As exchange traded interest rate futures and options are cash settled daily, their undiscounted future cash flows at the balance sheet date are negligible.

The liquidity requirements stated in the table below are presented on a "worst case" basis, allowing for the earliest possible redemption of liabilities and the earliest drawdown of loan commitments outstanding at the year-end. The Bank profiles its liabilities at the earliest possible redemption dates in order to reflect how it manages its debt in practice. The debt is, however, callable at the option of the Bank and therefore the Bank is not obligated to redeem the debt before its legal maturity. The Bank will redeem its debt prior to legal maturity if the counterparty to the associated hedging derivative exercises its option to terminate the derivative prior to legal maturity. In practice, the Bank manages its liquidity risk using cash flow forecasts that still assume the earliest possible redemption of liabilities but expected drawdowns of loan commitments. On a one year horizon period, any funding gaps between incoming cash flows on assets and outgoing cash flows on liabilities are managed through raising debt or selling liquid assets. If the Bank is unable to raise sufficient funds through these activities, it can require shareholders to contribute the unpaid portion of their paid-in shares and then access its callable capital of €14.6 billion.

Financial liabilities at 31 December 2008	**Up to and including 1 month € million**	**Over 1 month and up to and including 3 months € million**	**Over 3 months and up to and including 1 year € million**	**Over 1 year and up to and including 5 years € million**	**Over 5 years € million**	**Total € million**
Non-derivative cash flows						
Amounts owed to credit institutions	**1,608**	**554**	**–**	**–**	**–**	**2,162**
Debts evidenced by certificates	**663**	**2,135**	**3,613**	**7,674**	**6,620**	**20,705**
Other financial liabilities	**983**	**32**	**1**	**–**	**–**	**1,016**
At 31 December 2008	**3,254**	**2,721**	**3,614**	**7,674**	**6,620**	**23,883**
Trading derivative cash flows						
Net settling interest rate derivatives	**1**	**2**	**13**	**35**	**40**	**91**
Gross settling interest rate derivatives – outflow	**106**	**142**	**355**	**2,117**	**6**	**2,726**
Gross settling interest rate derivatives – inflow	**(9)**	**(16)**	**(342)**	**(2,054)**	**(6)**	**(2,427)**
Foreign exchange derivatives – outflow	**68**	**48**	**88**	**–**	**–**	**204**
Foreign exchange derivatives – inflow	**(67)**	**(48)**	**(80)**	**–**	**–**	**(195)**
Credit derivatives	**–**	**–**	**–**	**3**	**–**	**3**
At 31 December 2008	**99**	**128**	**34**	**101**	**40**	**402**
Hedging derivative cash flows						
Net settling interest rate derivatives	**6**	**3**	**9**	**81**	**27**	**126**
Gross settling interest rate derivatives – outflow	**34**	**363**	**1,740**	**1,965**	**868**	**4,970**
Gross settling interest rate derivatives – inflow	**(49)**	**(372)**	**(1,590)**	**(1,690)**	**(945)**	**(4,646)**
At 31 December 2008	**(9)**	**(6)**	**159**	**356**	**(50)**	**450**
Total financial liabilities at 31 December 2008	**3,344**	**2,843**	**3,807**	**8,131**	**6,610**	**24,735**

Financial liabilities at 31 December 2007	Up to and including 1 month € million	Over 1 month and up to and including 3 months € million	Over 3 months and up to and including 1 year € million	Over 1 year and up to and including 5 years € million	Over 5 years € million	Total € million
Non-derivative cash flows						
Amounts owed to credit institutions	1,432	25	22	–	–	1,479
Debts evidenced by certificates	1,181	1,770	2,791	6,281	11,893	23,916
Other financial liabilities	599	13	–	–	–	612
At 31 December 2007	3,212	1,808	2,813	6,281	11,893	26,007
Trading derivative cash flows						
Net settling interest rate derivatives	1	1	3	14	29	48
Gross settling interest rate derivatives – outflow	16	2	287	1,149	70	1,524
Gross settling interest rate derivatives – inflow	(12)	(2)	(287)	(1,148)	(66)	(1,515)
Foreign exchange derivatives – outflow	705	1,528	3	–	–	2,236
Foreign exchange derivatives – inflow	(692)	(1,501)	(3)	–	–	(2,196)
Credit derivatives	–	(1)	(1)	(2)	2	(2)
At 31 December 2007	18	27	2	13	35	95
Hedging derivative cash flows						
Net settling interest rate derivatives	3	12	9	79	(70)	33
Gross settling interest rate derivatives – outflow	64	462	779	1,209	501	3,015
Gross settling interest rate derivatives – inflow	(66)	(438)	(836)	(1,205)	(420)	(2,965)
At 31 December 2007	1	36	(48)	83	11	83
Total financial liabilities at 31 December 2007	3,231	1,871	2,767	6,377	11,939	26,185

Capital management

The Bank's original authorised share capital was €10.0 billion. Under Resolution No. 59, adopted on 15 April 1996, the Board of Governors approved a doubling of the Bank's authorised capital stock to €20.0 billion. The Bank does not have any other classes of capital.

The Bank's capital usage is guided by statutory and financial policy parameters. Article 12 of the Agreement establishes a 1:1 gearing ratio and limits the total amount of "outstanding" loans, equity investments and guarantees made by the Bank in its countries of operations to the total amount of the Bank's unimpaired subscribed capital, reserves and surpluses. Article 12 also limits the total amount of disbursed share investments to the total amount of the Bank's unimpaired paid-in subscribed capital, surpluses and general reserve.

In 2008 the Bank redefined the interpretation of the term "outstanding" to reflect more closely the pattern of historical disbursements in the Banking portfolio. The meaning of the term changed from "disbursed plus 100 per cent of undrawn commitments" to "disbursed plus 70 per cent of undrawn commitments". The amount "disbursed plus 70 per cent of undrawn commitments" was €19.6 billion compared with €17.2 billion in 2007 on an equivalent basis. In addition, the Bank revised its approach to the calculation of capital base for gearing to include additional reserves and available provisions. The capital base for gearing (excluding the strategic reserve) was €24.6 billion in 2008 and €25.1 billion in 2007 on an equivalent basis. Accordingly, on the basis of the current Prudential Ratios Policy, at 31 December 2008 the Bank's gearing ratio was 80 per cent (2007: 69 per cent). No capital utilisation limits were breached during the year (2007: nil).

In accordance with the requirements of Article 5.3 of the Agreement, the Board of Governors reviews the capital stock of the Bank at intervals of not more than five years. In 2006 the Bank concluded a review of its capital stock to the end of 2010 as part of the Third Capital Resources Review (CRR3). This included an analysis of the transition impact and operational activity of the Bank; an assessment of the economic outlook and transition challenges in the region; the formulation of medium-term portfolio development strategy and objectives; and a detailed analysis of the Bank's projected future financial performance and capital adequacy.

The Bank's headroom measure of capital adequacy has traditionally been reviewed and supplemented with a risk-based analysis based on both (i) regulatory capital guidelines of the Basel II Capital Accord[14] and (ii) a proxy for Economic Capital using the Bank's Risk Capital Model. On this basis the CRR3 analysis showed that, based on the underlying operational and financial projections, the Bank should have sufficient capital to implement its operational strategy over the period 2006-10 within the stated risk and financial assumptions. The review underlined that the Bank relies on a strong capital base and stressed the need for prudent financial policies supporting conservative provisioning, strong liquidity and long term profitability. This is intended to enable the Bank to sustain its operational activity, taking account of significant medium-term risks arising from its projects, from uncertainty in some sectors and countries of operations, and from the volatility of the financial markets.

In 2008 the Bank, with input from external advisors relating to current industry practice, introduced an Enhanced Interim Economic Capital Adequacy Solution. As a result, the Bank's Economic Capital assessment materially improved in terms of granularity as well as the range of risk types covered and metrics used. This new approach to risk-based capital adequacy assessment, together with extensive stress-testing, will be applied in the Fourth Capital Resources Review (CRR4) due in 2009. Technical work for CRR4 was brought forward from 2010 in response to tackling several issues, including the deterioration of the global and regional economic environments, which was unforeseen at the time of the last review.

[14] The EBRD is not a regulated bank, but it still reviews its capital adequacy in relation to the Basel II Capital Accord in line with market practice.

Notes to the financial statements

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 31 December 2008, the Bank's shareholders comprised 61 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected with the Bank in the United Kingdom are confirmed and supplemented in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London at the start of the Bank's operations on 15 April 1991.

2. Segment information

Business segments

For management purposes, the business of the Bank comprises primarily Banking and Treasury operations. Banking activities represent investments in projects that, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks and assisting clients in asset and liability management matters.

Primary reporting format – business segment

	Banking 2008 € million	**Treasury 2008 € million**	**Aggregated 2008 € million**	Banking 2007 € million	Treasury 2007 € million	Aggregated 2007 € million
Interest income	**668**	**629**	**1,297**	594	694	1,288
Other (expense)/income	**(1,083)**	**(72)**	**(1,155)**	1,438	(8)	1,430
Fair value movement on paid-in capital receivable and associated hedges[1]	**3**	**–**	**3**	4	1	5
Total segment (expense)/revenue	**(412)**	**557**	**145**	2,036	687	2,723
Less interest expenses and similar charges[2]	**(593)**	**(563)**	**(1,156)**	(497)	(643)	(1,140)
Allocation of the return on capital[1,2]	**471**	**52**	**523**	381	42	423
Fair value movement on non-qualifying and ineffective hedges	**–**	**361**	**361**	–	(72)	(72)
Less general administrative expenses	**(208)**	**(19)**	**(227)**	(221)	(19)	(240)
Less depreciation and amortisation	**(15)**	**(1)**	**(16)**	(10)	(1)	(11)
Segment result before provisions	**(757)**	**387**	**(370)**	1,689	(6)	1,683
Provisions for impairment of loan investments	**(105)**	**(127)**	**(232)**	201	–	201
Net (loss)/profit for the year	**(862)**	**260**	**(602)**	1,890	(6)	1,884
Transfers of net income approved by the Board of Governors			**(115)**			–
Net (loss)/profit after transfers approved by the Board of Governors			**(717)**			1,884
Segment assets[3]	**15,654**	**17,349**	**33,003**	15,838	17,237	33,075
Paid-in capital receivable			**44**			100
Total assets			**33,047**			33,175
Segment liabilities						
Total liabilities	**113**	**21,184**	**21,297**	125	19,176	19,301
Capital expenditure	**22**	**1**	**23**	41	3	44

1 Fair value movement on paid-in capital receivable and associated hedges together with the allocation of the return on capital totalled €526 million (2007: €428 million), which represented the Bank's return on net paid-in capital used in segmental results.

2 Interest expenses and similar charges together with the allocation of the return on capital totalled €633 million (2007: €717 million). This represented the Bank's "Interest expenses and similar charges" as reported in the income statement.

3 Treasury assets included assets under Treasury management of €13.9 billion (2007: €14.7 billion) and Treasury related derivative financial instruments and other financial assets of €3.5 billion (2007: €2.5 billion).

Secondary reporting format – geographical segment:
The Bank's activities are divided into four regions for internal management purposes.

Risk rating	Segment revenue 2008 € million	Segment revenue 2007 € million	Segment assets 2008 € million	Segment assets 2007 € million
Advanced countries[1]	**(271)**	554	**3,463**	4,670
Early/Intermediate countries[2]	**217**	537	**7,126**	6,494
Russian Federation	**(358)**	945	**5,065**	4,674
OECD (Treasury operations)	**557**	687	**17,349**	17,237
Total	**145**	2,723	**33,003**	33,075

[1] Advanced countries are Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovak Republic and Slovenia.

[2] Early/Intermediate countries are Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, FYR Macedonia, Georgia, Kazakhstan, Kyrgyz Republic, Moldova, Mongolia, Montenegro, Romania, Serbia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

3. Net interest income

	2008 € million	2007 € million
Interest and similar income:		
Banking loans	**668**	594
Treasury loans	**294**	–
Debt securities	**74**	339
Collateralised placements	**76**	100
Reverse repurchase agreements	**35**	93
Cash and short term funds	**128**	100
Other	**25**	67
Interest and similar income	**1,300**	1,293
Interest expenses and similar charges		
Debts evidenced by certificates	**(556)**	(687)
Other	**(77)**	(30)
Interest expenses and similar charges	**(633)**	(717)
Net interest income	**667**	576

Interest income accrued on impaired financial assets at 31 December 2008 was €0.2 million (2007: €0.6 million).

4. Net fee and commission income

The main components of net fee and commission income are as follows:

	2008 € million	2007 € million
Trade finance fees	**3**	4
Syndication and agency fees	**2**	3
Donor fund management fees	**2**	2
Unconditional reimbursement fees	**1**	–
Other	**1**	8
Safe custody charges	**(3)**	(3)
Net fee and commission income	**6**	14

Front-end and commitment fees of €54 million (2007: €51 million) received in 2008, together with related direct costs of €7 million (2007: €7 million), have been deferred on the balance sheet. They will be recognised in interest income over the period from disbursement to repayment of the related loan, in accordance with IAS 18. In 2008, €22 million (2007: €18 million) of previously deferred fees and direct costs were recognised in interest income.

5. Net (losses)/gains from share investments at fair value through profit or loss

	2008 € million	2007 € million
Net unrealised (losses)/gains from associate share investments and high-risk equity funds	(1,399)	870
Net realised gains from associate share investments and high-risk equity funds	199	298
Net unrealised gains/(losses) from equity related derivatives	307	(97)
Net realised gains from equity related derivatives	1	–
Net (losses)/gains from share investments at fair value through profit or loss	**(892)**	1,071

6. Net (losses)/gains from available-for-sale share investments

	2008 € million	2007 € million
Net realised gains from available-for-sale share investments	220	255
Reversal of previously recognised impairment losses due to sale of share investments or cash recoveries	9	22
Impairment losses from available-for-sale share investments	(494)	(11)
Net (losses)/gains from available-for-sale share investments	**(265)**	266

7. Net losses from available-for-sale Treasury assets

	2008 € million	2007 € million
Realised gains from available-for-sale Treasury assets	1	1
Recoveries of previously recognised impairment losses on debt securities	–	1
Impairment losses from available-for-sale Treasury assets	(3)	(3)
Net losses from available-for-sale Treasury assets	**(2)**	(1)

8. Net losses from dealing activities at fair value through profit or loss

	2008 € million	2007 € million
Debt buy-backs and termination of related derivatives	13	1
Internally managed dealing portfolio held for trading	16	12
Internally managed dealing portfolio designated at fair value through profit or loss	(72)	(17)
Externally managed dealing portfolio designated at fair value through profit or loss	(26)	(4)
Net losses from dealing activities at fair value through profit or loss	**(69)**	(8)

Net losses on the dealing portfolio include both realised and unrealised gains or losses, together with associated interest income and expense.

9. Fair value movement on non-qualifying and ineffective hedges

The hedging practices and accounting treatment are disclosed under "Derivative financial instruments and hedge accounting" in the Accounting policies on page 20.

Fair value movement on non-qualifying and ineffective hedges

The fair value movement on non-qualifying and ineffective hedges represents an accounting adjustment in respect of hedging relationships undertaken by the Bank that either do not qualify for hedge accounting or do not fully offset when measured in accordance with IFRS. This unrealised adjustment does not reflect economic substance, inasmuch as the reported losses would not be realised in cash were the hedging relationships to be terminated. The adjustment will reverse over time as the underlying deals approach their maturities.

The Bank applies hedge accounting where there is an identifiable, one-to-one relationship between a hedging derivative instrument and a hedged cash instrument. These relationships predominantly arise within the context of the Bank's borrowing activities in which the Bank's issued bonds are combined with swaps to achieve floating-rate debt in the currency sought by the bank. While such hedges are matched in cash-flow terms, accounting rules may require different valuation methodologies to be applied to such cash flows. In particular, a pricing component of currency swaps (known as the basis swap spread) is not applied to the related hedged bond. This component is a feature of supply and demand requirements for other currencies relative to the US dollar. Such differences can create hedge ineffectiveness or hedge failures under IFRS, the combined effect of which is reported within this line of the income statement. For the year this resulted in a gain of €162 million (2007: loss of €66 million), comprising gains of €560 million (2007: loss of €403 million) on the derivative hedging instruments and losses of €398 million (2007: gain of €337 million) on the hedged items.

In addition to the one-to-one hedge relationships for which the Bank applies hedge accounting, the Bank also hedges interest rate risk across total assets and liabilities on a portfolio basis, for which hedge accounting is not applied. This results in the gains or losses arising on the hedging derivative instruments being recognised in the periods in which they occur, while the offsetting impact deriving from the hedged cash instruments will accrue over a different timescale in keeping with the interest rates applicable to the specific periods for those instruments. For the year this resulted in a loss of €28 million (2007: loss of €6 million).

In July 2008 the Bank's Executive Committee approved a hedging strategy to lock in the interest rate return on the investment of the Bank's capital until 2010. This was achieved through positions taken in exchange-traded futures contracts. Initially, the return on approximately 50 per cent of the Bank's capital was hedged, with a further 25 per cent added in December. This activity does not, however, qualify for hedge accounting. Therefore the impact of interest rate changes is immediately reflected in the price changes of the futures contracts and reported in the income statement as those prices change. At 31 December the Bank had recorded a gain of €227 million (2007: nil) on these futures contracts.

The combined effect of all the hedging activities described above was a gain of €361 million for the year (2007: loss of €72 million).

Cash flow hedges

The Bank hedges on an annual basis to minimise the exchange rate risk associated with incurring administrative expenses in sterling. To confirm the hedging relationship has been maintained throughout the year, actual expenses are monitored to ensure they exceed settled hedges. In 2008 a loss of €2 million was recognised in the income statement arising from cash flow hedges (2007: loss of €4 million). At 31 December 2008, cash flow hedges were in place to hedge 75 per cent of budgeted sterling expenditure for 2009, 50 per cent for 2010 and 25 per cent for 2011. The fair value of these hedges is recognised in the hedging reserves (see note 26).

10. Provisions for impairment of Banking loan investments

Charge/(release) for the year	2008 € million	2007 € million
Portfolio provisions for the unidentified impairment of loan investments:		
Non-sovereign loan investments	**63**	(207)
Sovereign loan investments	**-**	(9)
Specific provisions for the identified impairment of loan investments[1]	**42**	15
Provisions for impairment of Banking loan investments	**105**	(201)

[1] During the year, new specific provisions for the identified impairment of loan investments of €45 million (2007: €21 million) were made and €3 million (2007: €6 million) were released/recovered. This resulted in a net charge to the income statement of €42 million (2007: €15 million).

Movement in provisions	2008 € million	2007 € million
At 1 January	**124**	341
Charge/(release) for the year	**105**	(201)
Foreign exchange adjustments	**(1)**	(18)
(Charge)/release against amounts written off	**(1)**	2
At 31 December	**227**	124

Analysed between	2008 € million	2007 € million
Portfolio provisions for the unidentified impairment of loan investments:		
Non-sovereign loan investments	**148**	86
Sovereign loan investments	**5**	5
Specific provisions for the identified impairment of loan investments	**74**	33
At 31 December	**227**	124

11. Provisions for impairment of Treasury loan investments

	2008 € million	2007 € million
Specific provisions for the identified impairment of loan investments	(127)	–
Provisions for impairment of Treasury loan investments	**(127)**	–

12. General administrative expenses

	2008 € million	2007 € million
Personnel costs	157	156
Overhead expenses net of government grants	77	91
General administrative expenses	234	247
Deferral of direct costs related to loan origination and commitment maintenance	(7)	(7)
Net general administrative expenses	**227**	240

Sterling general administrative expenses totalled £185 million (2007: £167 million).

The average number of staff included in personnel costs during the year was as follows: 1,076 headquarters staff (2007: 1,035); 301 locally hired staff in Resident Offices (2007: 278); 93 contract staff, comprising special contract staff, interns/short-term staff and locally hired general service contract staff (2007: 85); and 76 Board of Directors personnel (2007: 76). Some 55 staff members were externally funded (2007: 61).

Staff numbers at 31 December 2008 consisted of: 1,099 headquarters staff (comprising regular and analyst staff in Bank departments and Board support staff) (2007: 1,052); 308 locally hired staff in Resident Offices (2007: 295); 98 contract staff (2007: 88), comprising 18 special contract staff (2007: 12), 54 interns/short-term staff (2007: 53) and 26 locally hired general service contract staff (2007: 23); and 76 Board of Directors personnel (2007: 76). Some 51 staff members were externally funded (2007: 58). In addition, the Russia Small Business Fund engaged 21 Project Bureau staff (2007: 45) on projects in the Russian Federation.

The following fees for work performed by the Bank's external auditors were included in overhead expenses:

Audit and assurance services	2008 € 000	2007 € 000
Services as auditors of the Bank	249	253
Retirement plan audit	22	22
Internal controls framework assurance	128	131
Tax recovery audit	8	8
Audit and assurance services	**407**	414

Direct costs of €7 million (2007: €7 million) relating to loan origination and commitment maintenance in 2008, together with received front-end and commitment fees of €54 million (2007: €51 million), have been deferred on the balance sheet in accordance with IAS 18. These figures will be recognised in interest income over the period from disbursement to repayment of the related loan.

13. Placements with and advances to credit institutions

Analysed between	2008 € million	2007 € million
Current	3,334	4,508
Non-current	–	6
At 31 December	**3,344**	4,514

"Current" is defined as those assets held for, or liabilities due, within the next 12 months. All other assets or liabilities are "non-current".

14. Collateralised placements

Analysed between	2008 € million	2007 € million
Current	–	679
Non-current	**1,163**	1,139
At 31 December	**1,163**	1,818

15. Debt securities

Dealing portfolio at fair value through profit and loss	2008 € million	2007 € million
Debt securities held for trading	**206**	477
Debt securities at fair value through profit or loss	**351**	487
Externally managed funds at fair value through profit or loss	**656**	537
At 31 December	**1,213**	1,501
Available-for-sale		
Available-for-sale portfolio	**1,263**	6,873
At 31 December	**1,263**	6,873
Held-to-maturity		
Held-to-maturity securities	**1,157**	–
At 31 December	**1,157**	–
Debt securities at 31 December	**3,633**	8,374
Analysed between		
Current	**2,441**	1,125
Non-current	**1,192**	7,249
Debt securities at 31 December	**3,633**	8,374

16. Other financial assets

	2008 € million	2007 € million
Fair value of derivatives designated as fair value hedges	**2,225**	1,571
Fair value of derivatives held for trading	**328**	254
Fair value of other derivatives held in relation to the Banking portfolio	**296**	136
Externally managed funds at fair value through profit or loss	**805**	510
Interest receivable	**244**	235
Other	**90**	80
At 31 December	**3,988**	2,786

Analysed between	2008 € million	2007 € million
Current	**2,769**	1,676
Non-current	**1,219**	1,110
At 31 December	**3,988**	2,786

17. Share investments

	Fair value through profit or loss unlisted share investments € million	Fair value through profit or loss listed share investments € million	**Fair value through profit or loss total share investments € million**	Available-for-sale unlisted share investments € million	Available-for-sale listed share investments € million	**Available-for-sale total share investments € million**	**Total share investments € million**
Outstanding disbursements							
At 31 December 2006	1,035	240	1,275	659	489	1,148	2,423
Transfer between classes[1]	(8)	15	7	(69)	62	(7)	–
Disbursements	391	5	396	479	158	637	1,033
Disposals	(193)	–	(193)	(98)	(72)	(170)	(363)
Written off	(5)	–	(5)	(2)	(1)	(3)	(8)
At 31 December 2007	1,220	260	1,480	969	636	1,605	3,085
Transfer between classes[1]	**-**	**-**	**-**	**(7)**	**7**	**-**	**-**
Disbursements	**404**	**8**	**412**	**440**	**360**	**800**	**1,212**
Disposals	**(164)**	**-**	**(164)**	**(173)**	**(37)**	**(210)**	**(374)**
Written off	**(8)**	**-**	**(8)**	**(6)**	**-**	**(6)**	**(14)**
At 31 December 2008	**1,452**	**268**	**1,720**	**1,223**	**966**	**2,189**	**3,909**
Fair value adjustment							
At 31 December 2006	558	567	1,125	103	1,402	1,505	2,630
Transfer between classes[1]	(6)	–	(6)	7	(1)	6	–
Movement in fair value revaluation	438	432	870	143	(146)	(3)	867
Impairment of available-for-sale share investments	–	–	–	4	7	11	11
At 31 December 2007	990	999	1,989	257	1,262	1,519	3,508
Transfer between classes[1]	**-**	**-**	**-**	**(3)**	**3**	**-**	**-**
Movement in fair value revaluation	**(456)**	**(943)**	**(1,399)**	**(50)**	**(1,119)**	**(1,169)**	**(2,568)**
Impairment of available-for-sale share investments	**-**	**-**	**-**	**(89)**	**(396)**	**(485)**	**(485)**
At 31 December 2008	**534**	**56**	**590**	**115**	**(250)**	**(135)**	**455**
Fair value at 31 December 2008	**1,986**	**324**	**2,310**	**1,338**	**716**	**2,054**	**4,364**
Fair value at 31 December 2007	2,210	1,259	3,469	1,226	1,898	3,124	6,593

[1] Transfer between classes includes the reclassification of available-for-sale share investments upon an increase in the Bank's holding to between 20 and 50 per cent. The Bank designates these associate share investments at fair value through profit or loss under the venture capital exemption within IAS 28, Investments in Associates.

At 31 December 2008, the Bank categorised 26 available-for-sale share investments as impaired, with outstanding disbursements totalling €651 million (2007: 10 available-for-sale share investments totalling €34 million).

Summarised financial information on share investments where the Bank owned greater than or equal to 20 per cent of the investee share capital at 31 December 2008 is detailed under note 31, "Related parties".

18. Banking loan investments

Operating assets	2008 Sovereign loans € million	2008 Non-sovereign loans € million	2008 Total loans € million	2007 Sovereign loans € million	2007 Non-sovereign loans € million	2007 Total loans € million
At 1 January	**1,928**	**7,057**	**8,985**	1,977	6,334	8,311
Movement in fair value revaluation[1]	**-**	**-**	**-**	–	(4)	(4)
Disbursements	**455**	**4,849**	**5,304**	446	3,486	3,932
Repayments and prepayments	**(357)**	**(3,048)**	**(3,405)**	(370)	(2,442)	(2,812)
Foreign exchange movements	**47**	**29**	**76**	(119)	(295)	(414)
Movement in net deferral of front end fees and related direct costs	**(5)**	**(20)**	**(25)**	(6)	(20)	(26)
Written off	**-**	**(5)**	**(5)**	–	(2)	(2)
At 31 December	**2,068**	**8,862**	**10,930**	1,928	7,057	8,985
Impairment at 31 December	**(5)**	**(222)**	**(227)**	(5)	(119)	(124)
Total operating assets net of impairment at 31 December	**2,063**	**8,640**	**10,703**	1,923	6,938	8,861
Analysed between						
Current			**2,297**			2,165
Non-current			**8,406**			6,696
Total operating assets net of impairment at 31 December			**10,703**			8,861

[1] The movement in fair value revaluation relates to those fixed rate loans that form part of a qualifying hedge relationship with a derivative position and as such are re-measured to fair value in respect of interest rate risk.

At 31 December 2008 the Bank categorised 17 loans as impaired, with operating assets totalling €127 million (2007: 12 loans totalling €37 million). Specific provisions on these assets amounted to €74 million (2007: €33 million).

19. Treasury loan investments

	2008 € million
Loans and receivables	
Loans and receivables	**5,811**
Less cumulative impairment losses	**(134)**
At 31 December (2007: no such reclassification permitted)	**5,677**
Analysed between	
Current	**-**
Non-current	**5,677**
At 31 December (2007: no such reclassification permitted)	**5,677**
Cumulative impairment losses	
Balance at 1 January	**-**
Impairment losses post reclassification	**127**
Foreign exchange movements	**7**
Balance at 31 December	**134**

The fair values of reclassified financial assets, and as of the respective dates of reclassification, are disclosed below:

	1 July 2008 Fair value on date of reclassification € million	31 December 2008 Carrying value € million
Financial assets reclassified in the year		
Debt securities reclassified from available-for-sale to loans and receivables (2007: no such reclassification permitted)	**5,716**	**5,677**
	5,716	**5,677**

For the fair value of Treasury loan investments at 31 December 2008, please refer to note 27 "Classification and fair value of financial assets and liabilities".

The Bank has recognised the following gains, losses, income and expenses in the income statement in respect of reclassified financial assets:

	2008 After reclassification € million	2008 Before reclassification € million	2007 € million
Interest income	**150**	**144**	248
Impairment	**(127)**	**(3)**	(2)

In the current year before reclassification, the Bank recognised in the revaluation reserve in equity a fair value loss of €164 million on financial assets reclassified from the available-for-sale category into the loans and receivables category. The loss recognised in the revaluation reserve in equity in 2007 on available-for-sale assets reclassified in the current year was €162 million.

If the Bank had not reclassified financial assets during the current year, additional fair value losses recognised in 2008 in the income statement would have been nil, and losses recognised in the revaluation reserve in equity would have been €714 million. If the Bank had not reclassified financial assets from the available-for-sale category into the loans and receivables category, the impairment charges and interest income recorded by the Bank would have remained unchanged.

Effective interest rates on financial assets reclassified into loans and receivables at the date of reclassification fell into the following ranges:

- Asset-backed securities 3.72-8.36%
- Securities issued by financial institutions 1.84-9.73%

Below are the estimated amounts of undiscounted cash flows that the Bank expected to recover from these reclassified financial assets at the date of reclassification:

	5 years or less € million	Over 5 years € million
Asset-backed securities	**458**	**1,617**
Securities issued by financial institutions	**4,154**	**1,533**
	4,612	**3,150**

20. Intangible assets

	Computer software development costs 2008 € million	Computer software development costs 2007 € million
Cost		
At 1 January	**102**	76
Additions	**20**	26
At 31 December	**122**	102
Amortisation		
At 1 January	**63**	55
Charge	**11**	8
At 31 December	**74**	63
Net book value at 31 December	**48**	39

21. Property, technology and office equipment

	Property 2008 € million	Property under construction 2008 € million	Technology and office equipment 2008 € million	Total 2008 € million	Property 2007 € million	Property under construction 2007 € million	Technology and office equipment 2007 € million	Total 2007 € million
Cost								
At 1 January	**39**	**2**	**33**	**74**	8	23	26	57
Additions	**–**	**2**	**1**	**3**	13	1	4	18
Transfers	**1**	**(2)**	**1**	**–**	18	(22)	4	–
Disposals	**–**	**–**	**(9)**	**(9)**	–	–	(1)	(1)
At 31 December	**40**	**2**	**26**	**68**	39	2	33	74
Depreciation								
At 1 January	**7**	**–**	**24**	**31**	6	–	23	29
Charge	**2**	**–**	**3**	**5**	1	–	2	3
Disposals	**–**	**–**	**(9)**	**(9)**	–	–	(1)	(1)
At 31 December	**9**	**–**	**18**	**27**	7	–	24	31
Net book value at 31 December	**31**	**2**	**8**	**41**	32	2	9	43

Property includes fixtures and fittings.

22. Borrowings

Amounts owed to credit institutions	2008 € million	2007 € million
Current	**2,141**	1,462

23. Debts evidenced by certificates

The Bank's outstanding debts evidenced by certificates and related fair value hedging swaps are further summarised below:

	Principal at nominal value € million	Hedge accounting adjustment € million	Adjusted principal value € million	Currency swaps payable/ (receivable) € million	Net currency obligations 2008 € million	Net currency obligations 2007 € million
Australian dollars	1,165	(286)	879	(879)	–	–
Canadian dollars	64	(17)	47	(47)	–	–
Czech koruna	150	(31)	119	(119)	–	–
Euro	1,167	190	1,357	696	2,053	1,956
Hungarian forints	53	(1)	52	(52)	–	1
Icelandic krona	29	1	30	(30)	–	–
Japanese yen	2,407	(233)	2,174	(2,060)	114	93
Mexican peso	151	(1)	150	(150)	–	–
New Taiwan dollars	130	–	130	(130)	–	–
New Turkish lira	342	(38)	304	(304)	–	–
New Zealand dollars	788	2	790	(790)	–	–
Polish zloty	156	–	156	(156)	–	–
Russian roubles	635	(41)	594	141	735	704
Slovak koruna	43	(12)	31	(31)	–	–
South African rands	2,169	(400)	1,769	(1,769)	–	–
Sterling	1,743	719	2,462	(1,234)	1,228	1,851
United States dollars	4,956	295	5,251	6,914	12,165	11,604
At 31 December	**16,148**	**147**	**16,295**	**–**	**16,295**	16,209

Where the swap counterparty exercises a right to terminate the hedging swap prior to legal maturity, the Bank is committed to exercise the same right with its issued bond.

Analysed between	2008 € million	2007 € million
Current	7,667	6,101
Non-current	8,628	10,108
Debt evidenced by certificates at 31 December	**16,295**	16,209

There were no defaults or breaches on financial liabilities during 2008 (2007: nil).

During the year the Bank redeemed €398 million of bonds and medium-term notes prior to maturity (2007: €40 million), generating a net gain of €13 million (2007: €1 million).

24. Other financial liabilities

	2008 € million	2007 € million
Fair value of derivatives designated as fair value hedges	1,059	332
Fair value of derivatives designated as cash flow hedges	52	–
Fair value of derivatives held for trading	408	151
Fair value of other derivatives held in relation to the Banking portfolio	–	148
Externally managed funds at fair value through profit or loss	1,016	616
Interest payable	196	172
Other	130	211
At 31 December	**2,861**	1,630

Analysed between	2008 € million	2007 € million
Current	1,779	1,332
Non-current	1,082	298
At 31 December	**2,861**	1,630

A change in the Bank's credit rating does not have an impact on the carrying amount of externally managed fund liabilities designated at fair value through profit or loss.

25. Subscribed capital

	2008 Number of shares	2008 Total € million	2007 Number of shares	2007 Total € million
Authorised shared capital	**2,000,000**	**20,000**	2,000,000	20,000
of which				
Subscriptions by members – initial capital	**992,175**	**9,922**	992,175	9,922
Subscriptions by members – capital increase	**987,175**	**9,872**	987,175	9,872
Subscribed capital	**1,979,350**	**19,794**	1,979,350	19,794
Unsubscribed capital	**20,650**	**206**	20,650	206
At 31 December	**2,000,000**	**20,000**	2,000,000	20,000

The Bank's capital stock is divided into paid-in shares and callable shares. Each share has a par value of €10,000. Payment for the paid-in shares subscribed to by members is made over a period of years determined in advance. Article 6.4 of the Agreement states that payment of the amount subscribed to the callable capital is subject to call by the Bank, taking account of Articles 17 and 42 of the Agreement, only as and when required by the Bank to meet its liabilities. Article 42.1 states that in the event of the termination of the Bank's operations, the liability of all members for all uncalled subscriptions to the capital stock will continue until all claims of creditors, including all contingent claims, have been discharged.

The Agreement allows for a member to withdraw from the Bank, in which case the Bank is required to repurchase the former member's shares. No member has ever withdrawn its membership. Nor has the Bank received notice of an intention to withdraw, although one member, Australia, has indicated that it may give notice. The stability in the membership reflects the fact that the members are 61 countries and two inter-governmental organisations, and that the purpose of the Bank is to foster the transition process in politically qualifying countries from central Europe to central Asia.

Moreover, there is a financial disincentive to withdrawing membership. The upper limit of the amount of the repurchase price of the former member's shares is the amount of its paid-in capital. A former member still remains liable for its direct obligations and its contingent liabilities to the Bank for as long as any part of the loans, equity investments or guarantees contracted before it ceased to be a member are outstanding. Were a member to withdraw from the Bank, the Bank would be able to impose conditions and set dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. If a payment was then made to a former member, the member would be required to repay, on demand, the amount by which the repurchase price would have been reduced if the losses for which the former member remained liable had been taken into account at the time of payment.

Under the Agreement, payment for the paid-in shares of the initial capital stock subscribed to by members was made in five equal annual instalments. Of each instalment, up to 50 per cent was payable in non-negotiable, non-interest-bearing promissory notes or other obligations issued by the subscribing member and payable to the Bank at par value upon demand. Under Resolution No. 59, payment for the paid-in shares subscribed to by members under the capital increase is to be made in eight equal annual instalments. A member may pay up to 60 per cent of each instalment in non-negotiable, non-interest-bearing promissory notes or other obligations issued by the member and payable to the Bank at par value upon demand. The Board of Directors agreed a policy of encashment in three equal annual instalments for promissory notes relating to initial capital, and five equal annual instalments for promissory notes relating to the capital increase.

A statement of capital subscriptions showing the amount of paid-in and callable shares subscribed to by each member, together with the amount of unallocated shares and votes, is set out in the following table. Under Article 29 of the Agreement, the voting rights of members that have failed to pay any part of the amounts due in respect of their capital subscription are proportionately reduced until payment is made.

25. Subscribed capital (continued)

Statement of capital subscriptions
At 31 December 2008

Members	Total shares (number)	Resulting votes[1] (number)	Total capital € million	Callable capital € million	Paid-in capital € million
Albania	2,000	1,557	20	15	5
Armenia	1,000	915	10	7	3
Australia	20,000	20,000	200	148	52
Austria	45,600	45,600	456	336	120
Azerbaijan	2,000	1,857	20	15	5
Belarus	4,000	4,000	40	30	10
Belgium	45,600	45,600	456	336	120
Bosnia and Herzegovina	3,380	3,380	33	25	8
Bulgaria	15,800	15,800	158	116	42
Canada	68,000	68,000	680	501	179
Croatia	7,292	7,292	72	54	18
Cyprus	2,000	2,000	20	15	5
Czech Republic	17,066	17,066	170	125	45
Denmark	24,000	24,000	240	177	63
Egypt	2,000	1,750	20	15	5
Estonia	2,000	2,000	20	15	5
European Community	60,000	60,000	600	442	158
European Investment Bank	60,000	60,000	600	442	158
Finland	25,000	25,000	250	184	66
FYR Macedonia	1,382	1,382	14	10	4
France	170,350	170,350	1,704	1,257	447
Georgia	2,000	367	20	15	5
Germany	170,350	170,350	1,704	1,257	447
Greece	13,000	13,000	130	96	34
Hungary	15,800	15,800	158	116	42
Iceland	2,000	2,000	20	15	5
Ireland	6,000	6,000	60	44	16
Israel	13,000	13,000	130	96	34
Italy	170,350	170,350	1,704	1,257	447
Japan	170,350	170,350	1,704	1,257	447
Kazakhstan	4,600	4,600	46	34	12
Korea, Republic of	20,000	20,000	200	147	53
Kyrgyz Republic	2,000	667	20	15	5
Latvia	2,000	2,000	20	15	5
Liechtenstein	400	400	4	3	1
Lithuania	2,000	2,000	20	15	5
Luxembourg	4,000	3,970	40	29	11
Malta	200	200	2	1	1
Mexico	3,000	3,000	30	21	9
Moldova	2,000	1,196	20	15	5
Mongolia	200	200	2	1	1
Montenegro	400	400	4	3	1
Morocco	1,000	1,000	10	7	3
Netherlands	49,600	49,600	496	366	130
New Zealand	1,000	1,000	10	7	3
Norway	25,000	25,000	250	184	66
Poland	25,600	25,600	256	189	67
Portugal	8,400	8,400	84	62	22
Romania	9,600	9,600	96	71	25
Russian Federation	80,000	79,400	800	590	210
Serbia	9,350	9,350	94	69	25
Slovak Republic	8,534	8,534	85	63	22
Slovenia	4,196	4,196	42	31	11
Spain	68,000	68,000	680	501	179
Sweden	45,600	45,600	456	336	120
Switzerland	45,600	45,600	456	336	120
Tajikistan	2,000	261	20	15	5
Turkey	23,000	23,000	230	170	60
Turkmenistan	200	139	2	1	1
Ukraine	16,000	15,360	160	118	42
United Kingdom	170,350	170,350	1,704	1,257	447
United States of America	200,000	200,000	2,000	1,475	525
Uzbekistan	4,200	3,863	42	31	11
Capital subscribed by members	**1,979,350**	**1,971,252**	**19,794**	**14,596**	**5,198**

[1] Voting rights are restricted for non-payment of amounts due in respect of the member's obligations in relation to paid-in shares.
Total votes before restrictions amount to 1,979,350 (2007: 1,979,350).

26. Reserves and retained earnings

	2008 € million	2007 € million
Strategic reserve		
At 1 January	-	–
Transferred from retained earnings	830	–
At 31 December	830	–
Special reserve		
At 1 January	232	215
Qualifying fees and commissions	18	17
At 31 December	250	232
Loan loss reserve		
At 1 January	304	293
Transferred from retained earnings	101	11
At 31 December	405	304
General reserve – other reserve		
Revaluation reserve		
At 1 January	1,855	2,042
Net losses from changes in fair value	(1,708)	(73)
Net losses transferred to net profit due to impairment	517	7
Net gains transferred to net profit on disposal	(169)	(121)
At 31 December	495	1,855
Hedging reserve – cash flow hedges		
At 1 January	-	–
Losses from changes in fair value recognised in equity	(54)	(4)
Losses removed from equity and included in general and administrative expenses	2	4
At 31 December	(52)	–
Other		
At 1 January	172	162
Internal tax for the year	5	5
Transferred from retained earnings	3	5
At 31 December	180	172
General reserve – other reserve at 31 December	623	2,027
General reserve – retained earnings		
At 1 January	6,113	4,262
Qualifying fees and commissions	(18)	(17)
Transferred to general reserve	(3)	(5)
Transferred to loan loss reserve	(101)	(11)
Transferred to strategic reserve	(830)	–
Net (loss)/profit after transfers of net income approved by the Board of Governors	(717)	1,884
General reserve retained earnings at 31 December	4,444	6,113
Total reserves and retained earnings at 31 December	6,552	8,676

In 2008 the Bank created a **strategic reserve** within members' equity to set aside a portion of net income to cover future capital requirements, other allocations and potentially to absorb any negative impact arising from adverse operational or financial developments until 2010 (the end of the CRR 3 period). In addition, the strategic reserve provides a basis for future allocation and/or income decisions, and shall be considered in the context of the Bank's strategic and capital requirements during the next capital resources review during 2009.

The **special reserve** is maintained, in accordance with the Agreement, for meeting certain defined losses of the Bank. The special reserve has been established, in accordance with the Bank's financial policies, by setting aside 100 per cent of qualifying fees and commissions received by the Bank associated with loans, guarantees and underwriting the sale of securities, until such time as the Board of Directors decides that the size of the special reserve is adequate. In accordance with the Agreement, €18 million (2007: €17 million) of qualifying fees and commissions recognised in the income statement was appropriated in 2008 from the profit for the year and set aside to the special reserve.

In 2005, the Bank created a **loan loss reserve** within members' equity, to set aside an amount of retained earnings equal to the difference between the impairment losses expected over the life of the loan portfolio and the amount recognised through the Bank's income statement on an incurred loss basis.

The **general reserve** includes the retention of internal tax paid in accordance with Article 53 of the Agreement. This requires that all Directors, Alternate Directors, officers and employees of the Bank are subject to an internal tax imposed by the Bank on salaries and emoluments paid by the Bank and which is retained for its benefit. At the end of the year internal tax amounted to €71 million (2007: €66 million). The general reserve includes the effect of restating the Bank's paid-in capital receivable to a present value basis. Capital receivable and reserves will be accreted back to their future value by 2009 when the final capital instalment is due. The unwinding of the balance sheet reduction will be recognised in the income statement during this period and a transfer from retained earnings to general reserves processed to reflect this.

The **hedging reserve** includes forward exchange contracts entered into by the Bank to hedge part of its estimated sterling operating expenditure for 2009, 2010 and 2011. The amounts hedged, their effective hedge rates and the percentage of the estimated expenditure covered are shown below:

- 2009 – £125 million at an effective rate of €: £1.25 (75 per cent)
- 2010 – £90 million at an effective rate of €: £1.24 (50 per cent)
- 2011 – £45 million at an effective rate of €: £1.22 (25 per cent)

At 31 December 2008 there was an unrealised mark-to-market loss on the above forward hedges, amounting to €52 million (2007: nil). This loss will be recorded in reserves until such time as the related hedged expenditure is incurred.

Reserves and retained earnings	2008 € million	2007 € million
Strategic reserve	**830**	–
Grant in relation to SSE ChNPP	**135**	–
Special reserve	**250**	232
Loan loss reserve	**405**	304
Unrealised gains	**1,817**	3,686
Total restricted reserves	**3,437**	4,222
Unrestricted general reserves	**3,115**	4,454
At 31 December	**6,552**	8,676

The Bank's reserves are used to determine, in accordance with the Agreement, what part of the Bank's net income will be allocated to surplus or other purposes and what part, if any, will be distributed to its members. For this purpose, the Bank uses unrestricted general reserves.

Article 36 of the Agreement relates to the allocation and distribution of the Bank's net income and states: "No such allocation, and no distribution, shall be made until the general reserve amounts to at least ten (10) per cent of the authorised capital stock. This figure is currently €2.0 billion.

At the 2008 Annual Meeting, the Board of Governors approved the allocation of the Bank's 2007 net income of €1.1 billion. This included an allocation to the strategic reserve of €830 million that was made in May 2008. In June 2008, €115 million was paid to the EBRD Shareholder Special Fund. This has been reflected in the Bank's income statement for financial reporting purposes below the net profit figure. A further grant of €135 million will be made in relation to the SSE ChNPP; this is currently recorded in reserves, and will be reflected in the income statement for financial reporting purposes below net profit when the grant agreement is signed.

27. Classification and fair value of financial assets and liabilities

The table below sets out the Bank's financial assets and liabilities in accordance with IAS 39 categories.

At 31 December 2008	**Held for trading € million**	**Designated at fair value through profit or loss € million**	**Derivatives held for hedging purposes € million**	**Loans and receivables € million**	**Available-for-sale € million**	**Held-to-maturity € million**	**Financial liabilities at amortised cost € million**	**Carrying amount € million**	**Fair value € million**
Financial assets									
Placements with and advances to credit institutions	–	–	–	3,344	–	–	–	3,344	3,344
Collateralised placements	–	–	–	1,163	–	–	–	1,163	1,299
Debt securities	206	1,007	–	–	1,263	1,157	–	3,633	3,633
Derivative financial instruments	328	296	2,225	–	–	–	–	2,849	2,849
Other financial assets	–	805	–	334	–	–	–	1,139	1,139
Banking share investments	–	2,310	–	–	2,054	–	–	4,364	4,364
Treasury share investments	–	–	–	–	42	–	–	42	42
Banking loan investments	–	–	–	10,930	–	–	–	10,930	10,473
Provisions for impairment of Banking loan investments	–	–	–	(227)	–	–	–	(227)	(227)
Treasury loan investments	–	–	–	5,811	–	–	–	5,811	5,050
Provisions for impairment of Treasury loan investments	–	–	–	(134)	–	–	–	(134)	(134)
Paid in capital receivable	–	–	–	44	–	–	–	44	44
Total financial assets	**534**	**4,418**	**2,225**	**21,265**	**3,359**	**1,157**	**–**	**32,958**	**31,876**
Financial liabilities									
Amounts owed to credit institutions	–	–	–	–	–	–	(2,141)	(2,141)	(2,141)
Debts evidenced by certificates	–	–	–	–	–	–	(16,295)	(16,295)	(16,038)
Derivative financial instruments	(408)	–	(1,111)	–	–	–	–	(1,519)	(1,519)
Other financial liabilities	–	(1,016)	–	–	–	–	(326)	(1,342)	(1,342)
Total financial liabilities	**(408)**	**(1,016)**	**(1,111)**	**–**	**–**	**–**	**(18,762)**	**(21,297)**	**(21,040)**

At 31 December 2007	Held for trading € million	Designated at fair value through profit or loss € million	Derivatives held for hedging purposes € million	Loans and receivables € million	Available-for-sale € million	Held-to-maturity € million	Financial liabilities at amortised cost € million	Carrying amount € million	Fair value € million
Financial assets									
Placements with and advances to credit institutions	–	–	–	4,514	–	–	–	4,514	4,514
Collateralised placements	–	–	–	1,818	–	–	–	1,818	1,884
Debt securities	477	1,024	–	–	6,873	–	–	8,374	8,374
Derivative financial instruments	390	–	1,571	–	–	–	–	1,961	1,961
Other financial assets	–	510	–	315	–	–	–	825	825
Banking share investments	–	3,469	–	–	3,124	–	–	6,593	6,593
Treasury share investments	–	–	–	–	47	–	–	47	47
Banking loan investments	–	–	–	8,985	–	–	–	8,985	9,003
Provisions for impairment of Banking loan investments	–	–	–	(124)	–	–	–	(124)	(124)
Treasury loan investments	–	–	–	–	–	–	–	–	–
Provisions for impairment of Treasury loan investments	–	–	–	–	–	–	–	–	–
Paid in capital receivable	–	–	–	100	–	–	–	100	100
Total financial assets	867	5,003	1,571	15,608	10,044	–	–	33,093	33,177
Financial liabilities									
Amounts owed to credit institutions	–	–	–	–	–	–	(1,462)	(1,462)	(1,462)
Debts evidenced by certificates	–	–	–	–	–	–	(16,209)	(16,209)	(16,209)
Derivative financial instruments	(299)	–	(332)	–	–	–	–	(631)	(631)
Other financial liabilities	–	(616)	–	–	–	–	(383)	(999)	(999)
Total financial liabilities	(299)	(616)	(332)	–	–	–	(18,054)	(19,301)	(19,301)

The Bank's balance sheet approximates to fair value in all financial asset and liability categories, with the exception of debt securities reclassified to loans and receivables, collateralised placements, Banking loan investments and debts evidenced by certificates.

"Debts evidenced by certificates" represents the Bank's borrowing activities executed through the issuance of commercial paper and bonds. Due to the short-tenor nature of commercial paper, amortised cost approximates fair value.

28. Undrawn commitments and guarantees

Analysis by instrument	2008 € million	2007 € million
Undrawn commitments		
Loans	**4,730**	5,193
Share investments	**1,477**	1,570
At 31 December	**6,207**	6,763
Guarantees		
Trade finance guarantees[1]	**238**	238
Other guarantees[2]	**24**	116
At 31 December	**262**	354
Undrawn commitments and guarantees at 31 December	**6,469**	7,117

[1] Trade finance guarantees represent standby letters of credit issued in favour of confirming banks that have undertaken the payment risk of issuing banks in the Bank's countries of operations.

[2] Other guarantees include unfunded full or partial risk participations.

29. Operating lease commitments

The Bank leases its headquarters building in London and certain of its Resident Office buildings in countries of operations. These are standard operating leases and include renewal options, periodic escalation clauses and are mostly non-cancellable in the normal course of business without the Bank incurring substantial penalties. The most significant lease is that for the Bank's headquarters building. Rent payable under the terms of this lease is reviewed every five years and is based on market rates. The last review was conducted in January 2007.

Minimum future lease payments under long-term non-cancellable operating leases and payments made under such leases during the year are shown below.

Payable	2008 € million	2007 € million
Not later than one year	**22**	28
Later than one year and not later than five years	**84**	108
Later than five years	**174**	256
At 31 December	**280**	392
Expenditure	**23**	26

The Bank has entered into sub-lease arrangements for two floors of its headquarters building and a portion of its Moscow Resident Office. The total minimum future lease payments expected to be received under these sub-leases and income received during the year are shown below:

Receivable	2008 € million	2007 € million
Not later than one year	**5**	–
Later than one year and not later than five years	**18**	–
Later than five years	**4**	–
At 31 December	**27**	–
Income	**5**	1

30. Staff retirement schemes

Defined benefit scheme

A qualified actuary performs a full actuarial valuation of the defined benefit scheme at least every three years using the projected unit method. For IAS 19 purposes this is rolled forward annually to 31 December. The most recent valuation date was 30 June 2008. The present value of the defined benefit obligation and current service cost was calculated using the projected unit credit method.

Amounts recognised in the balance sheet are as follows:

	2008 € million	2007 € million
Fair value of plan assets	**100**	154
Present value of the defined benefit obligation	**(108)**	(126)
	(8)	28
Unrecognised actuarial losses[1]	**39**	7
Prepayment at 31 December	**31**	35

Movement in the prepayment (included in "Other assets"):		
At 1 January	**35**	36
Exchange differences	**(9)**	(3)
Contributions paid	**16**	16
Total expense as below	**(11)**	(14)
At 31 December	**31**	35

The amounts recognised in the income statement are as follows:		
Current service cost	**(14)**	(17)
Interest cost	**(7)**	(7)
Expected return on assets[2]	**10**	10
Total included in staff costs	**(11)**	(14)

[1] These unrecognised actuarial losses represent the cumulative effect of the historical differences between the actuarial assumptions used in the production of these disclosures and the actual experience of the plan. The primary historical causes of the losses are an overall lower-than-expected investment return on plan assets, and a historical decline in the discount rate used to value the plan's liabilities.

[2] The actual return on assets during the year was a loss of €19 million (2007: gain of €16 million).

Principal actuarial assumptions used:

	2008	2007
Discount rate	**6.20%**	5.80%
Expected return on plan assets	**5.60%**	7.00%
Future salary increases	**4.25%**	4.75%
Average remaining working life of employees	**15 years**	15 years

Actuarial gains and losses in excess of a corridor (10 per cent of the greater of assets or liabilities) are amortised over the remaining working life of employees.

Actual asset allocation	2008 € million	Expected return per annum	2007 € million	Expected return per annum
Equities	**55**	**7.70%**	79	8.80%
Index-linked bonds	**35**	**3.00%**	54	4.60%
Commodities	**6**	**3.70%**	8	4.60%
Derivatives	**4**	**3.70%**	7	4.60%
Cash	**–**	**1.50%**	6	4.60%
Total	**100**	**5.60%**	154	7.00%

Changes in the present value of the defined benefit obligation	2008 € million	2007 € million
Present value of defined benefit obligation at 1 January	**126**	136
Service cost	**14**	17
Interest cost	**7**	7
Effect of exchange rate movement	**(34)**	(13)
Actuarial loss arising due to changes in assumptions	**4**	(4)
Benefits paid	**(9)**	(17)
Present value of defined benefit obligation at 31 December	**108**	126

Changes in the fair value of plan assets are as follows:	2008 € million	2007 € million
Opening fair value of plan assets	**154**	153
Expected return	**10**	10
Asset (loss)/gain arising during the year	**(29)**	6
Effect of exchange rate movement	**(42)**	(14)
Contributions paid	**16**	16
Benefits paid	**(9)**	(17)
Total	**100**	154

History of experience gains and losses	2008 € million	2007 € million	2006 € million	2005 € million	2004 € million
Defined benefit obligation	**108**	126	136	122	90
Plan assets	**100**	154	153	128	101
(Deficit)/surplus	**(8)**	28	17	6	11
Experience gains/(losses) on plan liabilities:					
Amount	**4**	(4)	3	7	3
Percentage of the present value of the plan liabilities	**3.9%**	(3.6%)	1.4%	6.9%	3.2%
Actual return less expected return on plan assets:					
Amount	**(29)**	6	3	14	4
Percentage of the present value of the plan assets	**(29.5%)**	3.9%	1.3%	11.0%	3.6%

Defined contribution scheme

The charge recognised under the defined contribution scheme was €9 million (2007: €9 million) and is included in "General administrative expenses".

Other long-term employee benefits

The Bank introduced a medical retirement benefit plan on 1 June 2008 to provide staff retiring from the Bank, aged 50 or over and with at least seven years service, with a lump sum benefit to help purchase medical insurance cover. The total charge for the year calculated under IAS 19 was €6.4 million. This consisted of a past service cost of €6.1 million that was immediately recognised on implementation, and a €0.3 million charge for the remainder of 2008.

31. Related parties

The Bank has the following related parties:

Key management personnel
In sterling terms, salaries and other benefits paid to key management personnel in 2008 amounted to £7 million (2007: £6 million).

Key management personnel comprise: the President and Vice Presidents; members of the Bank's Executive Committee; Business Group Directors; Corporate Directors; the Treasurer; the Director, Risk Management; the Controller; the Director of Human Resources; the Head of Internal Audit; and the CCO.

Venture capital associates
The Bank has a number of venture capital associates that it accounts for at fair value through profit or loss. At 31 December 2008, according to unaudited management information or the most recently audited financial statements from the investee companies, these venture capital associates had total assets of approximately €35.0 billion (2007: €22.6 billion) and total liabilities of approximately €24.3 billion (2007: €10.1 billion). For the year ended 31 December 2008, these associates had revenue of €6.1 billion (2007: €3.2 billion) and made a net profit of approximately €1.4 billion (2007: €624 million).

In addition, the Bank has provided €120 million (2007: €114 million) of financing to these companies on which it received €6 million (2007: €1 million) of interest income during the year.

Special Funds
Special Funds are established in accordance with Article 18 of the Agreement establishing the Bank and are administered under the terms of rules and regulations for each such Special Fund approved by the Bank's Board of Directors. At 31 December 2008 the Bank administered 15 Special Funds: 12 Investment Special Funds, seven of which also contain a technical cooperation component, and three Technical Cooperation Special Funds. Extracts from the audited financial statements of the Special Funds, together with a summary of contributions pledged by donor country, are included under the "Summary of Special Funds" on page 67.

During 2008, the EBRD Shareholder Special Fund was established. The primary purpose of the fund is to finance technical assistance, and to provide incentive payments and investment grants in respect of Bank-financed projects in some of the Bank's countries of operations. In June 2008, €115 million was paid to the EBRD Shareholder Special Fund.

32. Other fund agreements

In addition to the Bank's ordinary operations and the Special Funds programme, the Bank administers numerous bilateral and multilateral grant agreements to provide technical assistance and investment support in its countries of operations. These agreements focus primarily on project preparation, project implementation (including goods and works), advisory services and training. The resources provided by these grant agreements are held separately from the ordinary capital resources of the Bank and are subject to external audit.

From its inception until 31 December 2008, the Bank has administered 165 technical cooperation fund agreements (2007: 149) amounting to an aggregate of €1.1 billion (2007: €961 million). Of this pledged amount, funds received at 31 December 2008 totalled €1.1 billion (2007: €911 million). The total uncommitted balance of the funds at 31 December 2008 was €182 million (2007: €82 million). In addition, the Bank has administered 87 project-specific technical cooperation agreements (2007: 87) totalling €55 million (2007: €55 million).

For the specific purpose of co-financing EBRD projects, the Bank also has administered 24 investment cooperation fund agreements (2007: 21) totalling €186 million (2007: €119 million), and two EU Pre-accession Preparation Funds totalling €35 million (2007: €35 million).

Following a proposal by the G-7 countries for a multilateral programme of action to improve safety in nuclear power plants in the countries of operations, the Nuclear Safety Account (NSA) was established by the Bank in March 1993. The NSA funds are in the form of grants and are used for funding immediate safety improvement measures. At 31 December 2008, 16 contributors (2007: 16) had made pledges totalling €290 million (2007: €274 million), using the fixed exchange rates defined in the rules of the NSA.

At their Denver Summit in June 1997, the G-7 countries and the EU endorsed the setting up of the Chernobyl Shelter Fund (CSF). The CSF was established on 7 November 1997, when the rules of the CSF were approved by the Board. It became operational on 8 December 1997, when the required eight contributors had entered into contribution agreements with the Bank. The objective of the CSF is to assist Ukraine in transforming the existing Chernobyl sarcophagus into a safe and environmentally stable system. At 31 December 2008, 24 contributors (2007: 24) had made pledges totalling €749 million (2007: €713 million) using the fixed exchange rates defined in the rules of the CSF.

In 1999, in pursuit of their policy to accede to the EU, Lithuania, Bulgaria and the Slovak Republic gave firm commitments to close and decommission their nuclear power plant units with RBMK and VVER 440/230 reactors by certain dates. In response to this, the European Commission announced its intention to support the decommissioning of these reactors with substantial grants over a period of eight to ten years, and invited the Bank to administer three International Decommissioning Support Funds (IDSFs).

On 12 June 2000, the Bank's Board of Directors approved the rules of the Ignalina, Kozloduy and Bohunice IDSFs and the role of the Bank as their administrator. The funds will finance selective projects to help carry out the first phase of decommissioning the designated reactors. They will also finance measures to facilitate the necessary restructuring, upgrading and modernisation of the energy production, transmission and distribution sectors and improvements in energy efficiency that are a consequence of the closure decisions. At 31 December 2008, 16 contributors (2007: 16) had made pledges to the Ignalina IDSF totalling €641 million (2007: €589 million); 11 contributors (2007: 11) had made pledges to the Kozloduy IDSF totalling €505 million (2007: €429 million); and nine contributors (2007: nine) had made pledges to the Bohunice IDSF totalling €316 million (2007: €258 million), using the fixed exchange rates defined in the rules of the funds.

In 2001, the Nordic Investment Bank hosted a meeting with participants from Belgium, Finland, Sweden, the European Commission and international financial institutions with activities in the Northern Dimension Area (NDA). At this meeting, participants agreed to establish the Northern Dimension Environmental Partnership (NDEP) to strengthen and coordinate financing of important environmental projects with cross-border effects in the NDA. On 11 December 2001, the Bank's Board of Directors approved the rules of the NDEP Support Fund and the role of the Bank as fund manager. At 31 December 2008, 11 contributors (2007: 11) had made pledges totalling €275 million (2007: €243 million).

Audit fees payable to the Bank's auditors for the 2008 audits of the technical cooperation and nuclear safety funds totalled €0.3 million (2007: €0.3 million). In addition, during 2008 the Bank's auditors, on a global basis, earned €0.1 million (2007: €0.4 million) in respect of due diligence and general business consultancy services funded by the technical cooperation funds. This represented 0.1 per cent of the total spend in 2008 (2007: 0.1 per cent) by the technical cooperation funds on services from consultancy providers in support of the Bank's investments in the countries of operations. These consultancy contracts are awarded in accordance with the Bank's standard procurement rules. Payments to the auditors for consulting and advisory services during the period of audit appointment are recorded on a cash basis and reflect payments to the firm of PricewaterhouseCoopers.

33. Post-balance sheet events

Volatility in the financial markets in 2009 has resulted in a decline in the fair value of the Bank's equity portfolio due to movements in listed equity prices and foreign exchange rates. At 20 February 2009, the fair value of the share investment portfolio, net of equity derivatives, was €297 million lower than at 31 December 2008. Of this, €90 million would have been recognised in the income statement and €207 million would have been recognised in available-for-sale reserves. On 24 February 2009, the Board of Directors reviewed the financial statements and authorised them for issue. These financial statements will be submitted for approval to the Annual Meeting of Governors to be held on 15 May 2009.

Summary of Special Funds

Special Funds are established in accordance with Article 18 of the Agreement Establishing the Bank and are administered under the terms of rules and regulations in respect of each such Special Fund approved by the Bank's Board of Directors. During 2008, the Bank administered 15 Special Funds: 12 Investment Special Funds, seven of which also contain a technical cooperation component, and three Technical Cooperation Special Funds. Extracts from the audited financial statements of the Special Funds are summarised in the following tables, together with a summary of contributions pledged by donor country.

Audit fees payable to the Bank's auditors for the 2008 audit of 15 of the Special Funds totalled €77,000 (2007: €89,000).

The objectives of the Special Funds are as follows:

The Balkan Region Special Fund
To assist the reconstruction of Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Former Yugoslav Republic of Macedonia, Montenegro, Romania and Serbia.

The Baltic Investment Special Fund and The Baltic Technical Assistance Special Fund
To promote private sector development through support for small and medium-sized enterprises in Estonia, Latvia and Lithuania.

The Central Asia Risk Sharing Special Fund
To provide a risk-sharing facility for SME credit lines, micro finance programmes, the Direct Investment Facility and the Trade Facilitation Programme in the Kyrgyz Republic, Tajikistan, Turkmenistan and Uzbekistan.

The EBRD Shareholder Special Fund
To assist the Bank to achieve its mandate of promoting transition towards open market-oriented economies by preparing the way for future Bank-financed projects and improving the investment climate in the Bank's countries of operations.

The EBRD SME Special Fund
To assist the development of small and medium-sized enterprises in Albania, Armenia, Azerbaijan, Bosnia and Herzegovina, Bulgaria, Croatia, FYR Macedonia, Georgia, Kazakhstan, Kyrgyz Republic, Moldova, Montenegro, Romania, Serbia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

The EBRD Technical Cooperation Special Fund
To serve as a facility for financing technical cooperation projects in countries of operations of the Bank.

The Financial Intermediary Investment Special Fund
To support financial intermediaries in the countries of operations of the Bank.

The Italian Investment Special Fund
To assist the modernisation, restructuring, expansion and development of small and medium-sized enterprises in certain countries of operations of the Bank.

The Municipal Finance Facility Special Fund
To alleviate the financing problems of municipalities and their utility companies for small infrastructure investments in Bulgaria, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Slovak Republic and Slovenia.

The Regional Development Initiative Special Fund
To provide a long-term contribution to sustainable socio-economic development across Azerbaijan and Georgia.

The Romania Micro Credit Facility Special Fund
To improve access to finance for micro and small enterprises in Romania.

The Russia Small Business Investment Special Fund and The Russia Small Business Technical Cooperation Special Fund
To assist the development of small businesses in the private sector in the Russian Federation.

The SME Finance Facility Special Fund
To alleviate the financing problems of small and medium-sized enterprises in Bulgaria, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Slovak Republic and Slovenia.

Accounting convention – Investment Special Funds
The financial statements for the Investment Special Funds have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention, as modified for the revaluation of available-for-sale financial assets and financial assets held at fair value through profit or loss.

Accounting convention – Technical Cooperation Special Funds
The financial statements for the Technical Cooperation Special Funds have been prepared under the historical cost convention. Contributions and disbursements are accounted for on a cash basis. Interest income and operating expenses are accounted for on an accruals basis.

Investment Special Funds

Extract from the income statement for the year/period ended 31 December 2008	Balkan Region Special Fund € 000	Baltic Investment Special Fund € 000	Central Asia Risk Sharing Special Fund € 000	EBRD Shareholder Special Fund € 000
Operating profit/(loss) before provisions	234	142	562	538
Release/(charge) for provisions for impairment of loans and guarantees	–	–	–	–
Profit/(loss) for the year/period	**234**	**142**	**562**	**538**
Extract from the balance sheet at 31 December 2008				
Loans	–	–	–	–
Provisions for impairment	–	–	–	–
	–	–	–	–
Share investments at fair value through profit or loss	–	–	–	–
Available-for-sale share investments	–	5,489	–	–
	–	5,489	–	–
Placements and other financial assets	7,582	2,433	9,516	116,288
Contributions receivable	–	–	–	–
Total assets	**7,582**	**7,922**	**9,516**	**116,288**
Other financial liabilities and provisions for impairment	27	5	56	750
Contributions	9,779	2,650	8,588	115,000
Reserves and retained earnings	(2,224)	5,267	872	538
Total liabilities and contributors' resources	**7,582**	**7,922**	**9,516**	**116,288**
Undrawn commitments and guarantees	5,741	2,359	7,757	8,382

Technical Cooperation Special Funds

Extract from the statement of movement in fund balance and balance sheet for the year ended 31 December 2008	Baltic Technical Assistance Special Fund[1] € 000	EBRD Technical Cooperation Special Fund € 000
Balance of fund brought forward	487	21
Interest and other income	13	1
Disbursements	(9)	–
Other operating expenses	(6)	(1)
Contributions refunded	(485)	–
Balance of fund available	**–**	**21**
Cumulative commitments approved	23,051	1,066
Cumulative disbursements	(23,051)	(1,066)
Allocated fund balance	–	–
Unallocated fund balance	–	21
Balance of fund available	**–**	**21**

[1] The Baltic Technical Assistance Special Fund was closed on 7 November 2008.

Special Fund contributions pledged by donor

	Balkan Region Special Fund € 000	Baltic Investment Special Fund € 000	Central Asia Risk Sharing Special Fund € 000	EBRD Shareholder Special Fund € 000	EBRD SME Special Fund € 000	Financial Intermediary Investment Special Fund € 000	Italian Investment Special Fund € 000
Austria	276	–	–	–	–	–	–
British Petroleum (BP)	–	–	–	–	–	–	–
Canada	1,472	–	–	–	–	–	–
Denmark	750	571	–	–	–	–	–
EBRD shareholders	–	–	–	115,000	–	–	–
European Community (EC)	–	–	–	–	–	–	–
Finland	–	551	–	–	–	–	–
France	–	–	–	–	–	–	–
Germany	–	–	2,389	–	–	–	–
Iceland	–	27	–	–	–	–	–
Italy	–	–	–	–	–	–	21,515
Japan	–	–	–	–	–	–	–
Netherlands	–	–	–	–	–	9,500	–
Norway	1,568	494	–	–	–	–	–
Romania/EC	–	–	–	–	–	–	–
Sweden	–	1,007	–	–	–	–	–
Switzerland	4,218	–	6,199	–	–	–	–
Taipei China	1,495	–	–	–	–	9,247	–
United Kingdom	–	–	–	–	–	–	–
United States of America	–	–	–	–	37,139	847	–
Total at 31 December 2008	**9,779**	**2,650**	**8,588**	**115,000**	**37,139**	**19,594**	**21,515**

EBRD SME Special Fund € 000	Financial Intermediary Investment Special Fund € 000	Italian Investment Special Fund € 000	Municipal Finance Facility Special Fund € 000	Regional Development Initiative Special Fund € 000	Romania Micro Credit Facility Special Fund € 000	Russia Small Business Investment Special Fund € 000	SME Finance Facility Special Fund € 000	Aggregated Investment Special Funds € 000
(521)	4,492	982	(469)	85	356	1,387	(12,129)	(4,341)
40	216	(285)	–	(11)	(34)	(106)	–	(180)
(481)	**4,708**	**697**	**(469)**	**74**	**322**	**1,281**	**(12,129)**	**(4,521)**

653	4,758	3,300	–	1,787	2,803	36,140	–	49,441
(13)	(157)	(102)	–	(105)	(59)	(1,863)	–	(2,299)
640	4,601	3,198	–	1,682	2,744	34,277	–	47,142
–	363	212	–	–	–	–	1,865	2,440
–	–	3,825	–	–	–	1,802	–	11,116
–	363	4,037	–	–	–	1,802	1,865	13,556
8,138	19,347	17,599	21,997	2,146	14,130	20,883	45,679	285,738
–	–	–	10,293	–	1,561	–	33,225	45,079
8,778	**24,311**	**24,834**	**32,290**	**3,828**	**18,435**	**56,962**	**80,769**	**391,515**
174	113	3,078	371	25	160	3,909	4,083	12,751
37,139	19,594	21,515	33,000	3,735	18,020	50,398	196,673	516,091
(28,535)	4,604	241	(1,081)	68	255	2,655	(119,987)	(137,327)
8,778	**24,311**	**24,834**	**32,290**	**3,828**	**18,435**	**56,962**	**80,769**	**391,515**
1,814	13,221	6,000	9,192	569	6,714	54,829	32,893	149,471

Russia Small Business Technical Cooperation Special Fund € 000	Aggregated Technical Cooperation Special Funds € 000
3,067	3,575
129	143
(1,157)	(1,166)
(5)	(12)
–	(485)
2,034	**2,055**
73,463	97,580
(72,365)	(96,482)
1,098	1,098
936	957
2,034	**2,055**

Municipal Finance Facility Special Fund € 000	Regional Development Initiative Special Fund € 000	Romania Micro Credit Facility Special Fund € 000	Russia Small Business Investment Special Fund € 000	SME Finance Facility Special Fund € 000	Baltic Technical Assistance Special Fund € 000	Russia Small Business Technical Cooperation Special Fund € 000	EBRD Technical Cooperation Special Fund € 000	Aggregated Special Funds € 000
–	–	–	–	–	–	–	–	276
–	3,735	–	–	–	–	–	–	3,735
–	–	–	2,165	–	–	4,309	–	7,946
–	–	–	–	–	1,167	–	–	2,488
–	–	–	–	–	–	–	–	115,000
33,000	–	–	–	196,673	–	–	–	229,673
–	–	–	–	–	1,137	–	–	1,688
–	–	–	6,417	–	–	4,980	–	11,397
–	–	–	8,088	–	–	3,025	–	13,502
–	–	–	–	–	56	–	–	83
–	–	–	7,337	–	–	1,360	–	30,212
–	–	–	18,495	–	–	3,295	–	21,790
–	–	–	–	–	–	–	–	9,500
–	–	–	–	–	1,011	–	–	3,073
–	–	18,020	–	–	–	–	–	18,020
–	–	–	–	–	2,064	–	–	3,071
–	–	–	2,134	–	–	1,244	–	13,795
–	–	–	–	–	–	–	–	10,742
–	–	–	–	–	–	12,824	247	13,071
–	–	–	5,762	–	–	29,695	–	73,443
33,000	**3,735**	**18,020**	**50,398**	**196,673**	**5,435**	**60,732**	**247**	**582,505**

Responsibility for external financial reporting

Management's responsibility

Management's report regarding the effectiveness of internal controls over external financial reporting

The management of the European Bank for Reconstruction and Development ("the Bank") is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in the *Financial Statements 2008*. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

The financial statements have been audited by an independent accounting firm, which has been given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and committees of the Board. Management believes that all representations made to the external auditors during their audit were valid and appropriate. The external auditors' report accompanies the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial presentations in conformity with IFRS. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting – which are subject to scrutiny and testing by management and internal audit, and are revised as considered necessary – support the integrity and reliability of the financial statements.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention of overriding controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statements. Furthermore, the effectiveness of an internal control system can change with circumstances.

The Bank's Board of Directors has appointed an Audit Committee, which assists the Board in its responsibility to ensure the soundness of the Bank's accounting practices and the effective implementation of the internal controls that management has established relating to finance and accounting matters. The Audit Committee is comprised entirely of members of the Board of Directors. The Audit Committee meets periodically with management in order to review and monitor the financial, accounting and auditing procedures of the Bank and related financial reports. The external auditors and the internal auditors regularly meet with the Audit Committee, with and without other members of management being present, to discuss the adequacy of internal controls over financial reporting and any other matters that they believe should be brought to the attention of the Audit Committee.

The Bank has assessed its internal controls over external financial reporting for 2008. Management's assessment includes the Special Funds and other fund agreements referred to on pages 67-69 of the *Financial Statements 2008*, and the retirement plans. However, the nature of the assessment is restricted to the controls over the reporting and disclosure of these funds, rather than the operational, accounting and administration controls in place for each fund.

The Bank's assessment was based on the criteria for effective internal control over financial reporting described in the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organisations of the Treadway Commission. Based upon this assessment, management asserts that, at 31 December 2008, the Bank maintained effective internal controls over its financial reporting as contained in the *Financial Statements 2008*.

The Bank's external auditors have provided an audit opinion on the fairness of the financial statements presented within the *Financial Statements 2008*. In addition, they have issued an attestation report on management's assessment of the Bank's internal control over financial reporting, as set out on page 71.

Thomas Mirow
President

Manfred Schepers
Vice President, Finance

European Bank for Reconstruction and Development
London

24 February 2009

Responsibility for external financial reporting

Report of the independent auditors

To the Governors of the European Bank for Reconstruction and Development

We have audited management's assessment that the European Bank for Reconstruction and Development ("the Bank") maintained effective internal controls over financial reporting as contained in the *Financial Statements 2008*, based on the criteria for effective internal controls over financial reporting described in the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organisations of the Treadway Commission. Management is responsible for maintaining effective internal controls over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assertion over the effectiveness of the Bank's internal control over financial reporting, based on our review.

We conducted our review in accordance with the International Standard on Assurance Engagements (ISAE) 3000 (revised). Our review included obtaining an understanding of internal control over financial reporting, evaluating the management's assessment and performing such other procedures as we considered necessary in the circumstances. We believe that our work provides a reasonable basis for our opinion.

A bank's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A bank's internal controls over financial reporting include those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the bank; (2) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the bank are being made only in accordance with the authorisation of the bank's management; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the bank's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In our opinion, management's assertion that the Bank maintained effective internal control over financial reporting, as contained in the Bank's *Financial Statements 2008*, is fairly stated, in all material respects, based on the criteria for effective internal controls over financial reporting described in the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organisations of the Treadway Commission.

We have also audited, in accordance with International Standards on Auditing, the financial statements of the Bank and, in our report dated 24 February 2009, we have expressed an unqualified opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
London

24 February 2009

Independent auditors' report

To the Governors of the European Bank for Reconstruction and Development

Report on the financial statements
We have audited the financial statements of the European Bank for Reconstruction and Development ("the Bank") for the year ended 31 December 2008 which comprise the income statement, the balance sheet, the statement of changes in members' equity, the statement of cash flows, the accounting policies, risk management and the notes to the financial statements ("financial statements").

President's responsibility for the financial statements
The President is responsible for the preparation and fair presentation of the financial statements in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Bank's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion the financial statements present fairly, in all material respects, the financial position of the Bank at 31 December 2008 and its financial performance and cash flows for the year then ended in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board.

Other matters
We also report to you if, in our opinion, the financial results section of the *Financial Statements 2008* is not consistent with the financial statements, if the Bank has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the other information contained in the *Financial Statements 2008* and consider whether it is consistent with the financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the highlights, financial results, additional reporting and disclosures and Summary of Special Funds. Our responsibilities do not extend to any other information.

This report, including the opinion, has been prepared for, and only for, the Board of Governors as a body in accordance with Article 24 of the Agreement Establishing the Bank dated 29 May 1990, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

24 February 2009

European Bank for Reconstruction and Development
One Exchange Square
London EC2A 2JN
United Kingdom

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Tel: +44 20 7338 6000
Fax: +44 20 7338 6100
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Information requests
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Project enquiries
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Email: projectenquiries@ebrd.com

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Tel: +44 20 7338 7553
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Controller's Office
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7507 Financial Statements 2008 (E/3,000)

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM FINANCIAL REPORT

At 31 MARCH 2009

(UNAUDITED)

Table of contents

Income statement

For the quarter ended 31 March 2009 (unaudited) and 31 March 2008 (unaudited)

	Quarter to 31 March 2009 € million	Quarter to 31 March 2008 € million
Interest and similar income		
From Banking loans	**191**	158
From fixed-income debt securities and other interest	**105**	171
Interest expense and similar charges	**(120)**	(174)
Net interest income	**176**	**155**
Net fee and commission income	**1**	-
Dividend income	**-**	1
Net losses from share investments at fair value through profit or loss	**(214)**	(253)
Net (losses)/gains from available-for-sale share investments	**(159)**	102
Net losses from available-for-sale Treasury assets	**(2)**	(4)
Net (losses)/gains from dealing activities at fair value through profit or loss	**(12)**	8
Fair value movement on non-qualifying and ineffective hedges	**98**	(44)
Provisions for impairment of Banking loan investments	**(136)**	(4)
Provisions for the impairment of Treasury loan investments	**(6)**	-
General administrative expenses	**(50)**	(52)
Depreciation and amortisation	**(4)**	(4)
Net loss for the period	**(308)**	**(95)**
Transfers of net income approved by the Board of Governors	**(135)**	-
Net loss after transfers of net income approved by the Board of Governors	**(443)**	**(95)**
Attributable to:		
Equity holders	**(443)**	**(95)**

Statement of comprehensive income

For the quarter ended 31 March 2009 (unaudited) and 31 March 2008 (unaudited)

	Quarter to 31 March 2009 € million	Quarter to 31 March 2008 € million
Net loss after transfers of net income approved by the Board of Governors	**(443)**	(95)
Other comprehensive (expense)/income		
Available-for-sale financial assets	**(171)**	(652)
Cash flow hedges	**15**	-
Total comprehensive expense	**(599)**	(747)
Attributable to:		
Equity holders	**(599)**	(747)

Statement of financial position

At 31 March 2009 (unaudited) and 31 December 2008 (audited)

		31 March 2009		31 December 2008
	€ million	€ million	€ million	€ million
Assets				
Placements with and advances to credit institutions	3,610		3,344	
Debt securities				
Held-to-maturity	1,281		1,157	
Collateralised placements	1,208		1,163	
Debt securities				
At fair value through profit or loss	1,269		1,213	
Available-for-sale	1,262		1,263	
	2,531		2,476	
		8,630		8,140
Other financial assets				
Derivative financial instruments	2,630		2,849	
Other financial assets	685		1,139	
		3,315		3,988
Loan investments				
Treasury portfolio				
Loans	5,805		5,811	
Less: Provisions for impairment	(145)		(134)	
	5,660		5,677	
Banking portfolio				
Loans	11,329		10,930	
Less: Provisions for impairment	(368)		(227)	
	10,961		10,703	
		16,621		16,380
Share investments				
Banking portfolio				
Share investments at fair value through profit or loss	2,134		2,310	
Available-for-sale share investments	1,753		2,054	
	3,887		4,364	
Treasury portfolio				
Available-for-sale share investments	43		42	
		3,930		4,406
Intangible assets		50		48
Property, technology and office equipment		41		41
Paid-in capital receivable		45		44
Total assets		32,632		33,047
Liabilities				
Borrowings				
Amounts owed to credit institutions	2,324		2,141	
Debts evidenced by certificates	16,728		16,295	
		19,052		18,436
Other financial liabilities				
Derivative financial instruments	1,528		1,519	
Other financial liabilities	900		1,342	
		2,428		2,861
Total liabilities		21,480		21,297
Members' equity				
Subscribed capital	19,794		19,794	
Callable capital	(14,596)		(14,596)	
Paid-in capital		5,198		5,198
Reserves and retained earnings		5,954		6,552
Total members' equity		11,152		11,750
Total liabilities and members' equity		32,632		33,047

Statement of changes in equity for the quarter ended 31 March 2009 (unaudited) and 31 March 2008 (unaudited)

	Subscribed capital € million	Callable capital € million	Available-for-sale financial assets € million	Cash flow hedges € million	Retained earnings € million	Total equity € million
At 31 December 2007	19,794	(14,596)	1,855	-	6,821	13,874
Total comprehensive expense for the period	-	-	(652)	-	(95)	(747)
Internal tax for the period	-	-	-	-	1	1
At 31 March 2008	19,794	(14,596)	1,203	-	6,727	13,128
At 31 December 2008	19,794	(14,596)	495	(52)	6,109	11,750
Total comprehensive (expense)/income for the period	-	-	(171)	15	(443)	(599)
Internal tax for the period	-	-	-	-	1	1
At 31 March 2009	**19,794**	**(14,596)**	**324**	**(37)**	**5,667**	**11,152**

Statement of cash flows for the quarter ended 31 March 2009 (unaudited) and 31 March 2008 (unaudited)

	€ million	Quarter to 31 March 2009 € million	€ million	Quarter to 31 March 2008 € million
Cash flows from operating activities				
Net loss for the period[1]	(443)		95	
Adjustments for:				
Interest income	(296)		(329)	
Interest expense and similar charges	120		174	
Net deferral of fees and direct costs	15		5	
Internal taxation	1		1	
Realised gains on share investments and equity derivatives	-		(112)	
Unrealised losses on share investments and equity derivatives at fair value through profit or loss	215		263	
Impairment losses on available-for-sale share investments	158		-	
Realised gains on available-for-sale debt securities	2		1	
Unrealised (gains)/losses on dealing securities	(30)		4	
Fair value movement on non-qualifying and ineffective hedges	(98)		44	
Depreciation and amortisation	4		4	
Provisions for impairment of debt securities	6		3	
Gross provisions charge for Banking loan losses	136		4	
	(210)		(33)	
Interest income received	310		343	
Interest expense and similar charges paid	(129)		(194)	
(Increase)/decrease in operating assets:				
Fair value movement on net Treasury assets	56		(616)	
Proceeds from repayments of Banking loans	757		641	
Proceeds from prepayments of Banking loans	21		72	
Funds advanced for Banking loans	(986)		(1,044)	
Proceeds from sale of Banking share investments	57		161	
Funds advanced for Banking share investments	(113)		(297)	
Net placements to credit institutions	1,058		(556)	
Decrease in operating liabilities:				
Accrued expenses	(20)		(95)	
Net cash from/(used in) operating activities		801		(1,618)
Cash flows used in investing activities				
Proceeds from sale of available-for-sale debt securities	947		201	
Purchases of available-for-sale debt securities	(812)		(487)	
Purchase of intangible assets, property, technology and office equipment	(5)		(6)	
Net cash from/(used in) investing activities		130		(292)
Cash flows from financing activities				
Capital received	2		4	
Issue of debts evidenced by certificates	3,257		2,169	
Redemption of debts evidenced by certificates	(3,004)		(3,076)	
Net cash from/(used in) financing activities		255		(903)
Net increase/(decrease) in cash and cash equivalents		1,186		(2,813)
Cash and cash equivalents at beginning of the period		434		3,019
Cash and cash equivalents at 31 March		1,620		206

Cash and cash equivalents comprise the following amounts maturing within three months	31 March 2009 € million	31 March 2008 € million
Placements with and advances to credit institutions	3,430	1,096
Collateralised placements	-	515
Amounts owed to credit institutions	(1,811)	(1,405)
Cash and cash equivalents at 31 March	1,620	206

[1] Operating profit includes dividends of €0.5 million received for the period to 31 March 2009 (31 March 2008: €1 million).

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 31 March 2009 the Bank's shareholders comprised 61 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of significant accounting policies

i Accounting convention

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of AFS financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement, where they form part of a qualifying hedge relationship, have been accounted for in accordance with hedge accounting rules. The financial statements have been prepared on a going concern basis.

ii Financial statements presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2008 with the following exception which reflect the impact of revised International Financial Reporting Standards which have become effective in 2009:

- IAS 1 (revised), Presentation of Financial Statements, requires the separate presentation of changes in equity arising from transactions with owners in their capacity as owners from non-owner changes in equity. The revised standard also requires separate disclosure of other comprehensive income. The Bank has chosen to present all non-owner changes in equity in two statements: a separate income statement and a statement of comprehensive income. In addition, the 'balance sheet' has been renamed the 'statement of financial position'.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited financial statements as at 31 December 2008. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2009.

3. Loan investments

	2009 Sovereign loans € million	2009 Non-sovereign loans € million	2009 Total loans € million	2008 Sovereign loans € million	2008 Non-sovereign loans € million	2008 Total loans € million
Operating assets						
At 1 January	2,068	8,862	10,930	1,928	7,057	8,985
Movement in fair value revaluation[1]	-	-	-	-	1	1
Disbursements	93	893	986	51	993	1,044
Repayments and prepayments	(61)	(717)	(778)	(66)	(647)	(713)
Foreign exchange movements	57	149	206	(70)	(215)	(285)
Movement in net deferral of front end fees and related direct costs	(3)	(12)	(15)	-	-	-
Written off	-	-	-	-	(2)	(2)
At 31 March	2,154	9,175	11,329	1,843	7,187	9,030
Impairment at 31 March	(6)	(362)	(368)	(5)	(86)	(91)
Total operating assets net of impairment at 31 March	2,148	8,813	10,961	1,838	7,101	8,939

[1] The movement in fair value revaluation relates to those fixed rate loans that form part of a qualifying hedge relationship with a derivative position and as such are re-measured to fair value in respect of interest rate risk.

At 31 March 2009 the Bank categorised 25 loans as impaired, totalling €197 million (31 December 2008: 17 loans totalling €127 million; 31 March 2008: 10 loans totalling €33 million). Specific provisions on these assets amounted to €103 million (31 December 2008: €74 million; 31 March 2008: €30 million).

4. Share investments

	Fair value through profit or loss unlisted share investments	Fair value through profit or loss listed share investments	**Fair value through profit or loss total share investments**	Available-for-sale unlisted share investments	Available-for-sale listed share investments	**Available-for-sale total share investments**	**Total share investments**
	€ million	€ million	**€ million**	€ million	€ million	**€ million**	**€ million**
Outstanding disbursements							
At 31 December 2007	1,220	260	**1,480**	969	636	**1,605**	**3,085**
Disbursements	84	8	**92**	205	-	**205**	**297**
Disposals	(21)	-	**(21)**	(5)	(17)	**(22)**	**(43)**
Written off	(5)	-	**(5)**	(1)	-	**(1)**	**(6)**
At 31 March 2008	**1,278**	**268**	**1,546**	**1,168**	**619**	**1,787**	**3,333**
At 31 December 2008	1,452	268	**1,720**	1,223	966	**2,189**	**3,909**
Transfer between classes	-	-	-	(4)	4	-	-
Disbursements	36	-	**36**	28	-	**28**	**64**
Disposals	(1)	-	**(1)**	(5)	-	**(5)**	**(6)**
Written off	(1)	-	**(1)**	(1)	-	**(1)**	**(2)**
At 31 March 2009	**1,486**	**268**	**1,754**	**1,241**	**970**	**2,211**	**3,965**
Fair value adjustment							
At 31 December 2007	990	999	**1,989**	257	1,262	**1,519**	**3,508**
Movement in fair value revaluation	(63)	(400)	**(463)**	(38)	(369)	**(407)**	**(870)**
At 31 March 2008	**927**	**599**	**1,526**	**219**	**893**	**1,112**	**2,638**
At 31 December 2008	534	56	**590**	115	(250)	**(135)**	**455**
Transfer between classes	-	-	-	(1)	1	-	-
Movement in fair value revaluation	(132)	(78)	**(210)**	(66)	(99)	**(165)**	**(375)**
Impairment of available-for-sale share investments	-	-	-	(22)	(136)	**(158)**	**(158)**
At 31 March 2009	**402**	**(22)**	**380**	**26**	**(484)**	**(458)**	**(78)**
Fair value at 31 March 2009	**1,888**	**246**	**2,134**	**1,267**	**486**	**1,753**	**3,887**
Fair value at 31 March 2008	2,205	867	3,072	1,387	1,512	2,899	5,971

At 31 March 2009 the Bank categorised 31 available-for-sale share investments as impaired, with outstanding disbursements totalling €870 million (31 December 2008: 26 available-for-sale share investments totalling €650 million; 31 March 2008: 10 available-for-sale share investments totalling €33 million).

5. Primary Segment Analysis

Business segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format - business segment

	Quarter to 31 March 2009			Quarter to 31 March 2008		
	Banking € million	Treasury € million	Aggregated € million	Banking € million	Treasury € million	Aggregated € million
Interest income	191	105	296	158	170	328
Other (expense)/income	(372)	(14)	(386)	(150)	4	(146)
Fair value movement on paid-in capital receivable and associated hedges	-	-	-	1	-	1
Total segment (expense)/revenue	(181)	91	(90)	9	174	183
Less interest expense and similar charges	(143)	(98)	(241)	(140)	(157)	(297)
Allocation of the return on capital	109	12	121	112	12	124
Fair value movement on non-qualifying hedges	-	98	98	-	(44)	(44)
Less general administrative expenses	(47)	(3)	(50)	(48)	(5)	(53)
Less depreciation and amortisation	(4)	-	(4)	(4)	-	(4)
Segment result before provisions	(266)	100	(166)	(71)	(20)	(91)
Provision for impairment of loan investments	(136)	(6)	(142)	(4)	-	(4)
Net (loss)/profit for the period	(402)	94	(308)	(75)	(20)	(95)
Transfers of net income approved by the Board of Governors			(135)			-
Net loss after transfers approved by the Board of Governors			(443)			(95)
Segment assets	15,464	17,123	32,587	15,375	15,448	30,823
Paid-in capital receivable			45			97
Total assets			32,632			30,920
Segment liabilities						
Total liabilities	110	21,370	21,480	107	17,685	17,792
Capital expenditure	5	-	5	6	-	6

For the first quarter of 2009, the fair value movement on paid-in capital receivable and associated hedges and the allocation of the return on capital amounted to €121 million (Q1 2008: €125 million), which is the Bank's return on net paid-in capital used in segmental results.

Interest expenses and similar charges and the allocation of the return on capital total €120 million (Q1 2008: €174 million). This is the Bank's "interest expenses and similar charges" as reported in the income statement.